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Follow-Up Materials

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REGISTRANT'S NAME Tesco

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THOMSON FINANCIAL

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TESCO | Every little helps

Annual Review and Summary Financial Statement 2007

what's inside the reports



Annual Review and Summary Financial Statement

Read a full review of our UK and international business and a summary of our financial statement.



Annual Report and Financial Statements

Read our full financial statements and accounts.



Corporate Responsibility Review

Read about our social, environmental and ethical policies throughout our business.

These reports are available on-line at www.tesco.com/corporate

Every little helps

How to find out more on-line

Every year, more and more information is available for our shareholders, staff and customers on-line at www.tesco.com/corporate

Talking Tesco

Our Talking Tesco website is helping us to listen to our customers, suppliers and staff more easily. If you would like to make a comment please log on to www.tesco.com/talkingtesco



the Tesco story

This is the story of an international business…

It is 60 years since Tesco was first listed on the London Stock Exchange, as Tesco Stores (Holdings) Ltd, with a share price of 25 pence.

For the first 50 years, we worked hard to establish our brand and build up a strong UK business, by ensuring that everything we did was driven by a never-ending ambition to improve our customers' shopping trips.

It was only ten years ago that we laid out a new strategy for growth, a strategy which looked to find new customers, new markets, new products and new opportunities.

This year, we have celebrated opening our one thousandth store outside the UK, including our five hundredth store in Central Europe and our one hundredth store in Hungary, one of our first international markets.

Over the last ten years we have built up a thriving international business, accessing markets with over two billion people, and enabling us to reach out to an increasing number of customers all around the world.

More recently, in 2004, we announced our entry into China. Last year, we announced our plans for an exciting new entry into the United States, and we are currently looking at the possibility of an entry to India.

This is the story of an international business – what makes us tick, what brings us together, what sets us apart and what drives us forward.

This is the story of an international business, and it is a story which is only just beginning…



Su Wei, Zhenbei Hypermarket, Shanghai, China

In China we now have 47 stores.

This year, we asked over 46,000 customers to tell us what we could do to improve the shopping trip for everyone.


kipa
Aydin Hypermarket, Turkey
KAZANDIR.TR

...and how we strive every day to do the best we can for our customers...

The essence of what it means to be Tesco can be summed up in three words: 'Every Little Helps'. Our store managers, our buyers, our general assistants, our delivery drivers, in fact anyone who works for Tesco, can use these words to help them understand why their role is so important.

It is sometimes difficult to make big changes straight away, but 'Every Little Helps' recognises that small improvements help to make the shopping experience a little bit better for customers, and we should constantly seek to improve everything we do.

There is nothing about being Tesco that makes us automatically better than anyone else at meeting customers' needs. However, by making our stores a bit easier to get around, having a little more choice, being a bit cheaper, saving a few minutes at the checkout and making sure our staff give the best possible service, we can make sure we are always one step ahead.

Of course, being Tesco, we set ourselves demanding targets and if and when we hit them, we raise the bar to make sure we never stand still. For example, this year, we invested in a new system which times exactly how long customers have had to wait at our checkouts. Using the data this system provides, we have been able to improve our staff scheduling, resulting in over 350,000 more customers not having to queue.

In total, we have achieved efficiency savings of over £350 million this year through our **Step Change Programme**, which brings together many initiatives to make our business **better for customers, simpler for our staff and cheaper for Tesco**. These savings have helped us to cope well with increased energy, rate and rent costs, at the same time as improving our offer for customers.

We have also recognised that if we can collaborate with our suppliers effectively, we can improve our understanding of each other's businesses. By creating full-time jobs for the staff of our suppliers – working alongside our commercial teams, both companies have an ideal opportunity to share knowledge, remove obstacles and defeat problems that can sometimes occur. Ultimately this means that we deliver more reliably for customers and we and our partners increase our sales.

We reduced the lead time in our supply chain for over a hundred suppliers of fresh products. Later orders mean more accurate predictions of exactly how much fresh food products we need in a particular store. Because of the increased accuracy, this has improved our availability, increased our sales and helped us to reduce waste.

Self-service checkouts

The introduction and roll-out of **self-service checkouts** has also helped us to improve service by speeding up transactions and shortening queues for customers.

These checkouts are now being used in over 450 UK stores with many more to come. Nearly three million customers are now using self-service checkouts and they tell us that they do so because they are quick and easy to use. The stores where they have been introduced, almost two-thirds – have seen significant increases in customers receiving our **'one in front'** checkout promise.


TESCO Bag for Life

it pays to be green

Since the launch of our initiative to cut the use of carrier bags, by rewarding customers with **Green Clubcard Points**, we have saved on average 13 million carrier bags each week.

...thanks to the staff we're so proud of...

The **Tesco** team is made up of over 400,000 people and it might seem like an impossible job to get everyone pulling in the same direction, but we know that if we look after our people, they will look after our customers.

When we have talked to our staff about what they want from their job, they agree that they are motivated by similar things:

- **to be treated with respect**
- **a manager who helps me**
- **an interesting job**
- **an opportunity to get on**

These things form a key part of Tesco's **values** and are essential to the way we work. At Tesco, we strive every day to **treat people how we would like to be treated.**

As Tesco grows and develops, so do our people, and one of our challenges is to make sure that we transfer the skills and knowledge our people have around the Group. We have created an **International Development** programme to make sure that we are identifying talent in every part of the world and providing the support to enable those people on the programme to become future leaders within the business.

This year, Ryszard Tomaszewski returned to Poland to become the Company's first Polish Chief Executive, after completing his CEO development programme in the UK, which included being responsible for 250 superstores in the north of England. Ryszard's appointment is a great example of our strategy to develop local people in the countries where we operate.

We are constantly striving to find innovative ways to bring young people who have great potential into our business. In September last year, we launched **A-Level Options**, giving 100 young people the opportunity to go on to a scheme, which fast-tracks them into management. We recognised that there was a place for those people who did not want to go on to further education. We are opening this scheme up to even more young people in the year ahead.

Improving the qualifications of our staff is a great way of keeping them motivated whilst helping them to develop further. This year, we will become the first retailer in the UK to offer 40 of our managers the opportunity to gain a foundation degree alongside their usual job.

In the UK alone, we have appointed over 3,000 managers this year and have over 5,500 staff working towards doing a bigger job. Our **Options** programme gives our staff the opportunity to drive their own development.

Sharing in Success

All of our staff in the UK, at all levels, can share in Tesco's success, through share schemes and one of the best pension schemes in the market.

In the UK, over 165,000 of our staff have a personal stake in Tesco's future, through shares and share incentive schemes. Last May, we awarded a record £77 million through our **Shares in Success** scheme. 50,000 of our staff were also able to benefit when our **Save As You Earn** scheme matured in February, giving them access to shares worth £148 million.

Perhaps because of this, many of our staff are very keen to contribute their ideas on how we could improve the way we work. As well as our **Tesco Week in Store Together (TWIST)** programme, which involves over 3,000 senior managers spending a week working alongside colleagues in store, we also have a **First Steps** programme, which means that anyone can feed in their ideas about the business, however big or small.


Every little helps
Shopping Trip
The aisles are clear
I can get what I want
The prices are good
I don't queue
The staff are great
No-one tries harder for customers
Every little helps
A Great Place To Work
To be treated with respect
A manager who helps me
An interesting job
An opportunity to get on
Treat people how we like to be treated

Our **Shopping Lists** determine what we strive to achieve every day.

Our **staff** strive every day to give the very best in customer service.



Tina Mott, Bar Hill Extra, Cambridge, UK

We now have self-service checkouts in over 450 stores in the UK.


Pay by
information
Place your
basket here

Kensington Superstore, London, UK

...working hard to make things better...

Every single one of our businesses around the world operates in a very competitive environment. Competition is good for Tesco. It keeps us on our toes and ensures that we are always improving and making our stores, our service and our products even better for our customers. However, this can be quite hard work, so we also have to make sure we keep things simple, and that we are efficient. We look for ways to help customers spend less by cutting prices, so that they benefit from the changes we make without having to pay more.

Not only are we working hard to make things better for our customers, but we are also working hard to make things better for our staff. For example, within distribution we have introduced staff forums, Options, Team 5 and First Steps. We have retrained our managers so that they are now working on the shop floor shoulder-to-shoulder with our staff, which has had a positive impact on morale.

It would be fair to say that Tesco is full of people who have a passion for making things Better, Simpler and Cheaper. It's not about Good, Simple and Cheap – if it was, these people would eventually decide they had done enough and that the job was finished. Instead, they relentlessly look for the next opportunity for improvement.

There are lots of examples of this, many of which happen behind the scenes.

One recent development is **shelf-ready packaging**. This was first brought in to make it easier for our staff to fill the shelves. It helped make sure that we kept products in stock and freed up time to help us to reinvest in having more staff on our checkouts.

Not being satisfied with that, we have changed the design of much of the packaging, so that it looks more attractive on the shelves, but perhaps more importantly, uses far less cardboard than traditional packaging. We have also put in place processes to make sure we remove empty packaging from the shelves so that customers can quickly see what they are looking for. We then recycle the cardboard that we remove.

Over the past year, we have rolled out shelf-ready packaging to a further 7,000 products. Over 600 of these were grocery and household products, which have been moved from a box to a tray, giving a 50% reduction in cardboard.

We have worked with our suppliers to redesign our bread trays. Every store now has only one style of bread tray rather than five. This has simplified our back door operation and because we have used a very efficient design, we have saved over 400 tonnes of plastic.

Tesco in a Box

One of the most important advances that helps us do things more efficiently is information technology. Tesco handles a vast amount of data each and every day, with transactions taking place all around the world.

In 2001, we started a project called '**Tesco in a Box**' by identifying the best practice processes for all areas of the business, and designing a standard suite of systems that we can roll out to each and every market. This project has now been enlarged to include all aspects of our operating model. It means that the systems in our stores can talk to the systems in our distribution centres, our head offices and even some of our suppliers, helping us to do a better, more effective job for customers all around the world.

These best practice processes and systems are being implemented fully in our start-up operation in the **United States**, allowing us to focus on the customer offer rather than reinventing the core processes of the business.

We continue to adapt the model to local markets and we plan to introduce it to the **Czech Republic, Slovakia, Thailand and Malaysia.**


TESCO
Recycling
Centre
Plastic
Glass
Metal

recycle

We are investing £15 million in world-leading automated recycling machines – helping customers double the amount they recycle.

...offering an unbeatable range of products...

We see it as our job not to dictate what customers should buy, but to make sure that we do everything we can to give them the widest possible choice of products.

Tesco has been serving customers day in, day out, for over eighty years, and this has helped us to understand the kind of things that customers are looking for. But it doesn't make us experts in knowing exactly what each customer wants at any given moment of any given day. All customers are individuals and each wants to be able to make split-second choices about what he or she wants to buy. Maybe they want to save a bit of money, buy locally farmed vegetables or make sure that there's something healthy in the freezer for the kids.

Our new Tesco Ingredients range is perfect for our customers who love cooking, our **Free From** range is invaluable to those with food allergies and our **Wholefoods** brand appeals to our customers who have a growing appetite for nutritious, healthy foods. This year we have added over 250 **Finest** lines and over 1,000 premium products, giving customers even more choice for their weekly shop.

There are now over 50 **Tesco Kids** products, including packs of organic bananas and nutritionally-balanced ready meals. These products have been put together with the help of over 650 children between the ages of 7 and 11 and are designed with fun in mind, whilst reassuring parents that their children are not filling themselves with lots of artificial additives and preservatives.

Organics on the move

This year saw one of the biggest developments so far in our **Organics** product range. We used to display nearly all of our organic products together in one part of the store, so that customers who particularly wanted to follow an organic lifestyle could readily identify the products they wanted to buy.

As we continued to talk and listen to our customers, we have learnt that they were now keen to be able to see organic and non-organic products side by side, so that they could easily compare the quality and prices before deciding which to buy. As a result of this, we made the decision to incorporate every organic product into the relevant category on our shelves; since doing this, sales have increased by almost 40%.

Cherokee and **Florence + Fred**, two of our acclaimed clothing brands, have now been rolled out to our four **Central European** countries. Our customers in **Hungary, Poland,** the **Czech Republic** and **Slovakia** can now buy great value fashion similar to that available in the **UK**.

Fresh in the Capital

Our customers in London have a huge choice of sandwich bars – where they can purchase freshly-made sandwiches. We don't have the facilities to be able to produce sandwiches in our stores, so we worked with Bradgate Bakery to develop a range of sandwiches called '**Fresh in the Capital**' that are made during the night and delivered direct to stores first thing in the morning. Every sandwich that is made is on our shelves within two and a half hours of production.

Initially launched into ten stores in May of last year, the customer feedback has been so positive that we have now rolled the range out to a further 40 stores and have plans to launch some great new products this Spring.

ranges

Our new **Tesco Ingredients** range now has over 50 lines, with another 20 due to be launched this year.


TESCO
BALSAMIC VINEGAR
250ml
TESCO
INGREDIENTS
SEA SALT FLAKES 200g
TESCO
INGREDIENTS
CHOPPED CHILLIES
PIRI-PIRI PEPPERS
BRINE

In September 2006, we launched our own-brand Legou Value products in our stores in Shanghai, Jiangsu and Zhejing.


乐购 TESCO
超值 Value
品质保证
价格实惠
Quality you can trust
at low prices
平板卫生纸

Qi Jing Jing,
Zhenbei Hypermarket, Shanghai, China

In just 12 months, the proportion of our customers buying **Organics** is up by 40%.



…helping you make the right choices for you and your family…

As we are all becoming even more aware of the link between food and our health, healthy eating and a balanced diet are becoming increasing priorities for our customers. The provenance and origin of food is also becoming an important factor when customers are choosing what to buy. We all like to make sure we know what we're eating, where it came from and how healthy it is.

We also all like to treat ourselves from time-to-time. The thing is, we are all different: one person's idea of a treat would be a big slice of chocolate cake, another's may be a restaurant-quality meal that they can prepare in minutes; yet another's might be getting great quality ingredients to cook up in their own recipe.

As well as giving customers the choice they have come to expect from **Tesco**, we have invested a lot of time and energy in trying to give them as much information as possible, to help them make that choice.

This year, we continued our roll out of front-of-pack **nutritional labelling**, to 6,600 own-label products.

This enables customers to see at a glance the proportion of fat, salt, sugar, calories and saturated fat in a standard portion, so that they can decide the best way to put together a balanced diet for their families. The best thing, at least as far as some of our customers are concerned, is that we are helping them make informed choices. If they fancy that slice of chocolate cake, they can perhaps choose something healthier for a main course – we're not telling them what they should and shouldn't eat.

Thanks to the unique insight we have into what our customers choose to buy, we have found out that many of them, once they have been given this extra information, choose more healthy products. For example, sales of healthier ready meals have increased, with a corresponding decline in some of the less-healthy products.

In response to this change, we have put together teams of chefs, nutritionists and tasters to reformulate many of the recipes for our prepared products, to help make them more healthy. Over the last twelve months, we have removed salt and hydrogenated fat from over 1,300 lines.

Since we rolled out nutritional labelling to our sandwich range, we saw sales of our **Healthy Living** salmon and cucumber sandwich increase by 46% and the standard variety decrease by 30%.

Willow Farm chicken

Willow Farm chicken was launched this year to complement our standard chicken range. What makes Willow Farm different is that the chickens are a slower growing breed that develop better flavour and greater succulence and texture. Willow Farm chickens are fed a specially formulated cereal-based vegetarian diet. They are housed in spacious barns with straw bales to perch on and the barns have large windows providing the birds with natural light.

We launched Willow Farm chicken because we wanted to produce an affordable product with outstanding eating qualities, appealing to a range of customers. It has also helped us to improve the welfare of a large number of chickens.

Our work on Willow Farm is the result of our collaboration with the Food Animal Initiative (www.faifarms.co.uk) and our suppliers.


TESCO
healthyliving
360 Calories
Tomato & mozzarella pasta bake

healthy living
Sales of lower-fat ready meals increased when we introduced GDA labelling.

...while building strength in non-food...

When we first started putting non-food products into our stores, our ambition was to be as strong in non-food as we are in food. We now have built up a range of products that is strong enough to attract customers in its own right, but we are still keen to improve and extend our offer.

Not only do we have great value items, such as the Value DVD player for £17.74 and the flat-screen TV for £129.97 but we have extended our range to include the leading brands and high quality products, such as digital cameras and satellite navigation systems.

Over the last year, we have extended 23 of our stores, adding well over half a million sq ft of non-food space. Many of these extensions have been made possible by adding in a mezzanine floor, so that customers can enjoy a completely different shopping experience for clothing and electrical items.

Even with this additional space, less than one in ten people in the UK can easily get to one of our large Extras.

Because of this, in September 2006 we started Tesco Direct, a brand new on-line general merchandise offer, with over 8,000 products, half of which were brand new to Tesco and couldn't be found in any of our stores.

The idea behind Tesco Direct was simple: how could we help make customers' lives less complicated? We knew that they hated waiting a long time for their products, so we made next day delivery standard for small items, and five to ten day delivery standard for big items like furniture, which often take weeks to order. Most people also dislike having to wait in for deliveries, so we trialled a unique two-hour delivery window, building on the success of our grocery home shopping business. Some of our customers told us that they didn't want to be pinned down to a particular time at all, so we decided to offer a delivery to store option, so that they could pick up their order from their local store whenever it suited them.

The customer response so far has been very encouraging. When we launched the full offer in March 2007, with a 1,000-page catalogue and an increased range of over 11,000 products on-line, customer orders more than trebled on previous weeks.

Find out more at
www.tesco.com/direct

Our on-line DVD rental service gives our customers access to almost 60,000 DVDs and games. Customers have the convenience of simply going on-line, selecting one of the three packages available and then having the DVD or game of their choice delivered to their door. Last year, over four million DVDs and games were rented in this way.

New products, new markets, new challenges

It's not just our stores that make up our overseas businesses – we have a team of people all around the world looking for great quality non-food products that we can sell at the best possible prices.

This team includes staff working in buying offices from Milan to Bangladesh, as well as our Asian sourcing hub in Hong Kong.

There are many challenges working in such diverse markets, not least the cultural and political differences that exist between countries. As well as having teams of commercial experts in each product category, we employ teams of trading standards experts who check that our suppliers are operating in a safe, ethical and legal way.


TESCO direct

Tesco Direct

The range available in Tesco Direct is equivalent to everyone in the UK having easy access to one of our 120,000 sq ft Extras.

We have dedicated staff to help our customers make informed choices in our electrical departments all around the world.



A. Augustowski, Katowice Hypermarket, Poland

Our **Express** stores provide convenience for local neighbourhoods, with great quality, low-priced food.


TESCO

Holland Park Express, London, UK

...through stores designed and operated for customers...

We are only able to grow our business if customers choose to shop with us.

Whenever we look to open a new store, our first priority is to find out what it is that customers want in their local store, how they would like the store to look and what kind of facilities they would like it to have. Is it likely to be busy in the evenings, at the end of the school day or is it more of a weekend destination store? Would customers like to have a café so that they can catch up over a spot of lunch or is it more important to have a bigger produce department?

Every store, in every part of every country, undergoes an extensive consultation with local customers, local communities and local authorities to ensure that it is developed with them in mind. It's part of being a responsible company, but it's also common sense – if you want customers to choose to shop with you, ask them what it is that would help them make that choice.

Of course, it's not just in our core UK market that this applies. In 2006, we acquired 11 hypermarkets in the Czech Republic from Carrefour, one of our international competitors.

Before we started converting them to Tesco hypermarkets last year, we asked the local customers what they would like us to do. They told us that they already liked the stores, but that they would love to see a bigger produce and fresh meat selection and a stronger and more fashionable clothing offer. We have invested considerable time and effort in refreshing the stores and making the changes that customers had asked us for.


Customer Comment Cards are available instore or alternatively telephone Customer Service on 0800 505555
Your comments are appreciated and will allow us to continue to improve our service to you

a good listener
We try to engage with the community to better understand local issues and concerns.

Our stores are designed not only for our customers but also the communities that they serve. Our regeneration partnership stores work with Job Centre Plus to recruit a significant number of their staff from the long-term unemployed, single parents and disabled people. We offer successful applicants a training programme with a guaranteed job once it is completed. So far, we have opened 17 regeneration stores and have offered jobs to over 4,000 long-term unemployed and disadvantaged people.

Producing a better display

It can be hard work making sure we always have enough fresh fruit and vegetables in stock, as these are some of our most popular items – almost 10% of our sales come from these products and demand can vary a lot – affected by many factors including the weather.

Because of this, our teams have developed lots of innovative ways of making it easier to keep products in stock – merchandisable units which can be wheeled straight off our delivery trucks and out on to the shop floor, and green trays which suppliers fill up with product that can go straight on the shelf saving tonnes of cardboard and lots of handling for staff.

Over the last year, we began to receive feedback from customers that, while they understood that the things we had done made it easier for them to get the very freshest produce, sometimes it could be difficult to find what they were looking for as the green trays looked quite similar.

Acting on this feedback, we have made a number of changes to the produce department. We've changed the way the trays are displayed, to make it easier to see what's inside, we've changed the tray liners, so that customers can readily identify Organic, British and Finest products and we've added in clearer signage to help customers find staple items like potatoes, carrots and tomatoes.

...and tailored to the communities which they serve...

Later this year, we will open our first stores in the **United States of America**. Customers on the West Coast – in Phoenix, Los Angeles, San Diego and Las Vegas – will get the opportunity to choose one of our **Fresh & Easy Neighborhood Market** stores to pick up great value, high quality products.

We have chosen to go to the United States, one of the largest and most exciting markets in the world, as we believe that we have learnt a lot from our ten years of experience in other markets outside of the UK, especially the way in which we have been able to tailor our stores to reflect the needs of local customers.

But what does this mean? It's not just about the name we choose to put above the door, it's about the very heart of the business and how we get to understand our customers.

This starts before we even decide whether or not to enter a new market. We have been very interested in the US for over two decades. To start with, this was because there were lots of retailers doing lots of innovative things which we thought might help us improve our offer for customers back home.

Recently, we felt that the skills we had picked up overseas might help us offer a better service to American consumers than the one they were currently receiving. To test this, we put together a team of people, who lived on the West Coast for almost a year. Some lived in people's homes, following them around as they shopped and even having a good look through what they kept in their fridges and their cupboards.

We learnt that many American consumers find it quite frustrating that they often have to shop in several different stores to get what they want, even if they just want to pick up a few items.

We also found that fresh products sometimes aren't quite as fresh as they should be, as they've often had to travel great distances before they end up on the shelf. There are also lots of convenience products, but very few healthy choices for those who find that they don't have much time to prepare their own food.

We combined all of these things with our learnings from running Express stores across **Europe** and **Asia**, to create a new way of shopping for American consumers. We thought it was a great concept, but wanted to find out whether local customers agreed with us. Under the cover of making a movie (one of the advantages of starting in California!), we built a store inside a warehouse and filled it with the kind of products we wanted to sell.

We invited a panel of over 200 American consumers to walk around the store and give us their feedback. As always, we've taken it on board, adapted our plans and got straight to work on building what we think will be a great business in the world's largest economy. And as always, the customers will be the first to judge how we've done, when they get the chance to visit one of our stores.

We recently announced the installation of a solar panel roofing system, as part of the construction of our distribution centre in **Riverside, California**.

At 500,000 sq ft, the $13 million project is the largest roof-mounted solar installation in California.

Local Los Angeles company, Solar Integrated, will install the energy-saving device which will produce over 2.6 kilowatt hours per annum, providing nearly a fifth of our chilled/frozen/grocery distribution centre's power supply and saving around 1,200 tonnes of CO_2 emissions each year.

All Fresh & Easy Neighborhood Market stores will be equipped with energy-efficient freezer cabinets which will use LED rather than fluorescent lighting and will have modified refrigerators to cut energy use by 10%.

Find out more at
www.freshandeasy.com

fresh & easy

Our Fresh & Easy Neighborhood Market brand products will have no added trans fats and no artificial colours or flavours.

fresh & easy™
Neighborhood Market

We will be creating over 2,500 jobs in our
Fresh & Easy Neighborhood Market stores.



Riverside distribution centre, California, US



Our dotcom business in South Korea offers customers a choice of over 15,000 products when they shop on-line.

Jong Won Lee, Homeplus.com Seoul, South Korea

...so you can shop from wherever you like...

To make sure that our customers get the same great choice as they have come to expect when doing their own shopping, **tesco.com** operates by asking customers to send their orders in on-line and then by picking their orders from our existing stores.

Today the tesco.com model operates in the UK, the **Republic of Ireland and South Korea**. On-line grocery sales have exceeded £1 billion for the first time in the UK alone. We have an active customer base of 850,000 and more than 250,000 orders are now being completed each week.

In the UK, nearly 1,860 vans operate out of 294 stores. In our Newcastle store our service is so popular that there are now 18 vans delivering to local customers.

Drivers deliver between 9am and 11pm, and our staff start picking our customers' orders from 6am. A record-breaking 1.3 million shoppers chose tesco.com to deliver their presents and groceries over Christmas, and to make sure that these were all picked successfully, our staff started picking even earlier, at 4am.

To help us continue to deliver this success, we have now opened our first **tesco.com only** store. Some people might call it a warehouse, but we have been very careful to make the distinction. By laying the products out in the same way as in a standard store and by filling up the shelves in the same way, we have been able to ensure that the pickers choose customers' shopping with the same care and attention that they would do if they were picking from their local superstore.

Situated in Croydon, South London, the tesco.com only store helps us to meet the demand for our home shopping service that the local stores were not able to meet. Although these kind of stores don't replace our normal tesco.com model, there may be a few more locations around the country where they could help us offer our service to more customers.

Many people associate our **on-line** service exclusively with grocery products. However, we are also a **wine merchant**, with a range of over 900 wines, including 150 that are only available on our on-line service. We also offer customers a beautiful range of courier-delivered bouquets, and indoor and outdoor plants through our on-line flower shop.

Green van men take to the streets

Many people know the huge difference that we can make by delivering customers' shopping to their doors. Perhaps they don't have a car, are recovering from an operation and can't leave the house or perhaps they have a young family and are short on time.

Tesco.com has made a big commitment to reduce CO_2 emissions throughout the business. Because our dotcom vans visit several different households before returning to store, each van saves thousands of car journeys per year, thereby reducing pollution and congestion on our roads.

We are, however, conscious that there is more we can do, so in May 2007 we introduced our first fleet of fully electric, zero-emission home delivery vans which are both quiet and pollution free.

Each of the **zero-emission vans**, which are based at the newly-opened environment store in Shrewsbury and throughout London, will save 21 tonnes of CO_2 per year – the equivalent of driving 51,000 miles in a car.


TESCO

tesco.com

We have over 9,000 staff picking our customers' on-line orders in our UK stores.

...making things simple...

Telecoms services

It has been a very successful year for Tesco Telecoms, which has approaching two million customers using its mobile network, home phone, internet phone and internet access services.

Tesco Mobile, the joint mobile venture with O2, is the fastest growing pay-as-you-go mobile network in the UK, taking almost 30% market share of new customers in 2006. The network now has 1.4 million customers.

Tesco Mobile remains heavily focused on excellent customer service and ended 2006 as number one mobile network for overall customer satisfaction (TNS Prognostics Mobile Satisfaction survey Q4 2006).

This year it has expanded its service for customers with the launch of family-friendly services such as a new information download portal, enhanced parental controls and **My Tesco Mobile on-line centre**. These services have wide appeal to customers who trust Tesco to provide simplicity, value and excellent service.

Tesco home phone continues to attract customers with its three simple, great value tariffs and the launch this year of wholesale line rental, which allows customers to receive just one bill for their home phone.

Tesco has become an increasingly popular retail destination for telecoms. Over the past year, Tesco has grown its market share and is now the second-largest retailer of pay-as-you-go mobile phones (GFK mobile retailing 2006).

It is the largest provider of mobile top-up in Europe. Airtime sales for 2006/07 totalled over £358 million.

We all live in a world increasingly revolving around technology and on-line services, but often the systems and processes can be really confusing and complicated.

Web phoning technology used to be a niche product that only appealed to the technologically minded. Our new internet phone service is attracting the growing number of customers choosing to switch from landline services. What we have strived for is a service that is simple, easy to use, convenient and great value.

We have made sure it feels just like a normal telephone and we give our customers a telephone number that they can take with them if they move, plus calls are free from one internet phone to the other.

Taking out a mortgage on a house can be very daunting, but **Tesco Mortgages** tries to do all the hard work. Our Tesco Mortgage Finder searches the whole market to save our customers time, energy and money. It is a hassle-free service as we apply for the mortgage on behalf of our customers, and even deal with their lender to ensure that the process is as smooth as possible.



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Tesco Personal Finance

Tesco Personal Finance, the financial services arm of our business, was launched in 1997 and offers a combination of internet, supermarket and telephone banking. Tesco Personal Finance now has over five million customer accounts. In partnership with the Royal Bank of Scotland we provide a range of 22 low-cost, value for money financial services covering general insurance, lending and savings and investments. Tesco Personal Finance operates in the UK, **Republic of Ireland, Hungary** and **Poland**.

We are continuing to expand our range of products. In 2006 we introduced the **Bonus Credit Card**, which gives customers back one month's interest every year, a first in the UK.

Another innovation in 2006 was the introduction of **Value Car Insurance**, this policy offers no frills comprehensive cover at a low cost. This product is the result of months of investigation by Tesco Personal Finance into what motorists would most like to see in a Value range. The result is a simplified product that will make comprehensive cover more affordable for a larger number of drivers.

This year, we have introduced our low-cost, quality private **Tesco Health Insurance**. There are 250 private hospitals participating in the scheme and customers have 24-hour telephone access to qualified and experienced healthcare professionals, 365 days a year.

tesco personal finance

With five million customer accounts and 22 products and services, Tesco Personal Finance is the UK's largest and most successful supermarket bank.

We continue to try and offer convenience and choice for customers. We now have six telecoms centres across the country.


TESCO
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e Phone
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Tesco inte
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Slough Extra, UK

Thanks to the enthusiasm of staff and customers in their fundraising activities, we have been able to provide mobility equipment for over 750 children.



Peter Langton, aged 9

...while contributing to our local communities...

Tesco already plays an important role in local communities, but the Community Plan which we launched in 2006 is helping us to do even more. As well as providing a great shopping trip, customers want us to be a good neighbour and behave responsibly, fairly and honestly.

In 2006, our Charity of the Year was Whizz-Kidz. With a fundraising target of £1.5 million, our aim was to clear their waiting list of 391 children. In fact, we have had a fantastic year, raising more than double this target – £3.4 million – the highest amount raised in any Charity of the Year partnership to date. This has meant that we have been able to help over 750 children by providing customised mobility equipment such as a tricycle, sports or powered wheelchair and by giving them the freedom to live their lives independently.

This year, we have teamed up with the British Red Cross, to be our Charity of the Year. The theme of the year-long partnership is Crisis Care in your Neighbourhood, and we hope to have a major impact, not only by increasing awareness of the crucial work the British Red Cross does in the UK, but also by aiming to raise £2 million to help fund three vital UK services, Care in the Home, life-changing emergency equipment and life-saving skills.

Our national community schemes in the UK are moving from strength to strength with more schools than ever benefiting from our Computers for Schools, and Sport for Schools and Clubs programmes. This year, the Tesco Great School Run set a Guinness World Record as the largest simultaneous walk or run, with 242,000 children taking part. Three quarters of a million women took part in Race for Life, raising £53 million for Cancer Research UK.

Little things can also make a big difference, and Christmas came early this year for over 3,000 children in Hertfordshire, as staff from Tesco Head Office took to the stage to perform a free pantomime tour for disadvantaged children and local community groups.

Over the next two years, Tesco is teaming up with new youth volunteering charity, V and Community Service Volunteers with the aim of recruiting 12,000 young volunteers to get involved in community projects such as setting up a youth club or organising a party for socially deprived children. We hope to motivate these volunteers to make a real difference in their communities.

We have been touched by the way employees right throughout the Company have taken Whizz-Kidz to their hearts. The amazing sum of money Tesco staff and customers have raised is a clear reflection of, and worthy testament to, their enthusiasm and determination to change the lives of disabled children across the country. I'd like to thank every employee and customer that so generously donated their money and time throughout 2006.

Ruth Owen, Chief Executive, Whizz-Kidz

Community Plan goes International

This year, we are going to be progressively launching the Community Plan internationally, initially throughout Europe, Thailand and South Korea. We will focus on our environmental impact, especially energy use, helping our customers lead healthy lives, our relationships with our suppliers, and our relationships with our neighbours near to our stores.

By focusing on issues that are important locally, we are able to concentrate on delivering real and measurable improvements that are of most benefit to each country. Examples include introducing Charity of the Year in Hungary, helping communities Get Active in South Korea or supporting the Police with finding missing children in Slovakia. We currently operate 46 Culture Centres in South Korea, with 450,000 members. In 2006, Tesco Ireland raised £692,000 for their Charity of the Year, Multiple Sclerosis Ireland. This represents the single largest corporate donation to Multiple Sclerosis Ireland in its 46-year history. The money raised will go towards a nationwide exercise and health promotion programme. We intend to introduce many equally successful schemes through our local Community Plans internationally.

Find out more at
www.tesco.com/corporate

'The support we get from everyone at Tesco is crucial to the emergency work of the Red Cross. Tesco's support saves lives. It's as simple – and as fantastic – as that.'

Sir Nicholas Young,
Chief Executive British Red Cross.

Whizz-Kidz
move a life forward

British Red Cross

...with suppliers who understand their markets...

We work with many suppliers throughout the UK and internationally to meet our customers' needs. We try and create long-term sustainable relationships with suppliers who have similar values to our own. Working together we can deliver the very best in quality and value for money.

Our partnership with MMUK who supply us with the Jaffa citrus fruit range has been ongoing for over ten years. Together we have produced a premium product that our customers love as it is sweeter, and of better quality. In the last three years the brand has grown over 41%. We have achieved this by increasing the amount of lines in the range, giving the products extra space in our stores and offering great promotions for our customers.

In November 2006, we teamed up with Albert Bartlets – who have over 50 years of experience growing potatoes. Together we launched the **Finest Rooster Baking Potato**. Not only is this the first loose product in the Finest range, we are the only retailer to stock the baking version. The rooster potato is popular amongst celebrity chefs and our customers' response has been extremely positive.

We try to treat our suppliers as we like to be treated: in a fair, honest and responsible way, as they are vital to our success. For the past three years we have conducted an anonymous and completely confidential survey on what it's like to work with Tesco. Over 94% of suppliers have reported that we are trustworthy, reliable, helpful and fair.

Our local sourcing programme in the UK is already thriving and we know that 'local' means different things to different customers. Some of our customers want to buy British, while others want to buy produce from farms in their local community. As part of the **Community Plan**, we want to provide customers with the best local offer possible, and one of the ways that we are doing this is by setting up local Tesco roadshows.

They provide an opportunity for small local suppliers to meet Tesco buyers and Directors. Our first roadshow took place in Padstow, Cornwall, and as a result of it we have added over 50 new Cornish lines to our range. We have since had roadshows on the Isle of Wight and most recently in Carmarthen, in Wales, which was a huge success, and we will soon be seeing new Welsh beers, cheeses and sausages on our shelves.

We recently announced a number of new measures to support UK dairy farmers and give customers even more choice when buying milk. We are raising the price farmers receive to around 22 pence per litre, to try to reflect the farmers' costs of production. We are also launching '**localchoice**' milk which will be sourced from local farms and sold at Tesco stores in or close to their county.

Local, wherever local might be

Tesco has nearly 50 hypermarkets across China, and in January this year we opened our first Tesco branded store in Beijing. For the first time, our Tesco logo is visible next to the Chinese name Legou, which means happy shopping.

The store has been designed with eastern tastes in mind, as Chinese consumers like to touch and feel their produce before they buy, whether they are choosing a soft shell crab or live silk worms.

Almost all of the goods on the shelves are locally sourced and are brands that Chinese customers already know and trust. The store does, however, sell our new own-label Legou Tesco products that were launched in October last year. We have developed a range of over 500 Value products through our Product Assessment Centre at our hypermarket in Guangxin, consisting of both food and non-food lines such as fine rice and noodles.

local suppliers

We are encouraging more small suppliers by developing our network of regional offices and making it easier for them to access our distribution network.





Jorrit Jonkers have been growing organic produce since 1999.

Jorrit Jonkers, Oirschot, The Netherlands

We transported [illegible],500 tonnes of building materials to our [illegible] sav[illegible] over [illegible]


Welcome to TESCO Wick

Wick Superstore, UK

...and leading the way on the environment...

Our customers tell us they want our help to do more in the fight against climate change, if only we can make it easier and more affordable.

They want us to take complicated carbon calculations and make them easy to understand. So we have begun the search to develop a measure of the carbon footprint to put on every product we sell. Customers will be able to compare the carbon footprint of a product in the same way that they currently compare its price or nutritional profile.

We will reduce the carbon footprint of our existing stores and distribution centres around the world by 50% by 2020. We will also ensure that all new stores we build between now and 2020, emit on average at least 50% less carbon than an equal store in 2006.

Every Little Helps is the way we do things at **Tesco**, and we must show customers how their individual choices will make a difference. By introducing **Green Clubcard points** for customers who re-use carrier bags, we have seen a reduction of, on average, 13 million plastic bags given away every week since its launch, totalling over 400 million so far.

In order to make environmental choices affordable for all of our customers, we are going to promote and incentivise energy-efficient products through our Green Clubcard schemes.

At Tesco we always set ourselves ambitious targets, so we are delighted to be reaching our target to halve energy use in our buildings two years early.

By the end of May 2007, every possible UK distribution centre will be supplying our transport fleet with a 50% biodiesel blend. This is the highest percentage biodiesel blend used by any distribution fleet in the world.

In order to help our customers make informed decisions, any product that has been air freighted to our stores will be labelled with an aeroplane symbol, and we have set ourselves the target of restricting air transport to less than 1% of our products. Delivering this target must be done in a way that is sensitive to the needs of some of the poorest people on earth whose lives are improved by the ability to sell in our markets. So we will source the majority of this 1% from developing countries.

Over the next five years we will spend more than £500 million on technology to reduce our energy use. Energy reduction is a top priority throughout the business, from the boardroom to the member of staff who is 'energy champion' in each of our stores.

We have worked hard to reduce the miles our products travel within our distribution operations. Our lorries now pick up stock from suppliers on their way back from making a store delivery. We have also increased the amount of double-decker vehicles transporting our products and introduced the use of a train – running regularly from Daventry to **Scotland**. These three initiatives have saved over 11 million miles a year.

Store for the future

In December 2006, we opened what we considered to be Britain's greenest supermarket in Wick in the north of Scotland, setting a new benchmark for green technology and construction in retail.

The 50,000 sq ft store has a 50% smaller carbon footprint than a conventional supermarket of the same size, and with its timber frame and (environmentally-friendly) building methods, the construction process for the store also has a carbon footprint 20% smaller than for a conventional store.

When it opened, the Wick store was the only Tesco store to have a wooden exterior, which was made from sustainable timber. Five micro wind turbines and solar cells help to power the store and over one million litres of rainwater will be harvested each year and used where possible in the store's operations.

We reduced the height of the roof by over a metre, to minimise the volume of air that requires heating.

In May this year, we opened an environmental store in Shrewsbury with a carbon footprint 60% smaller than a conventional store, and over the next year we will also build new environmental stores throughout Europe and Asia.

Find out more at
www.tesco.com/corporate

We have already halved the price of **energy-efficient light bulbs** and we are going to offer more energy-efficient products throughout our Value range.



…and benefiting all of our stakeholders.

Tesco's success means that we are fortunate enough to be in a position where we can make a big difference to all of our stakeholders.

The lessons we have learnt over the last 80 years have enabled us to find ways that open up even more opportunities for long-term growth, benefiting our shareholders.

This growth can only be achieved by aiming to constantly improve the job we do for customers, so that every time they visit one of our stores, or try one of our services, they get a slightly better experience.

Our staff don't just contribute to, but benefit from the performance of the business, through our share schemes and our award-winning pension scheme, which helps to offer them a financially secure future.

As they grow alongside us, our suppliers benefit from being able to bring their products to more customers, both in the UK and excitingly in many different markets all around the world.

The communities which we form a part of also benefit from our success. Our staff are largely drawn from the areas surrounding the stores they work in and so have a natural desire to make things better for both themselves and their friends and neighbours.

It has become increasingly apparent in recent years that the things we all do in our everyday lives are having a lasting and potentially damaging impact on the environment, with particular consequences for climate change.

Tesco has the ability and the ambition, through the efforts of our staff, our customers and all of our stakeholders, to lead the way on making a lasting difference to our long-term future.

we now have over 3,000 stores worldwide


United Kingdom
Republic of Ireland
Czech Republic
Poland
Slovakia
Hungary
Turkey
China
South Korea
Japan
Thailand
Malaysia
Republic of Ireland: 95 stores
UK: 1,988 stores
Czech Republic: 84 stores
Hungary: 101 stores
Slovakia: 48 stores
Turkey: 30 stores
Poland: 280 stores
China: 47 stores
Thailand: 370 stores
Malaysia: 19 stores
South Korea: 91 stores
Japan: 109 stores

The **UK** is our biggest market and the core of our business…

United Kingdom	
Number of stores	1,988
Sales area	27.8m sq ft
Year of entry	1924
New stores opened	106
Planned openings 2007/08	142
Number of staff	270,417

We work hard to create value for customers, to earn their lifetime loyalty. We try to deliver what customers want and we treat people – customers and our team – as we like to be treated.

UK

We made further good progress in the UK; coping well with recovering competitors by delivering an improved shopping trip for customers.

UK sales grew 9.0% to £35.6 billion (last year £32.7 billion), with like-for-like growth of 5.6% (including volume of 5.0%) and 3.4% from net new stores. Excluding petrol, like-for-like sales grew by 5.6%. In our stores, we saw modest inflation of 0.2%, as our continued investment in lowering prices for customers was more than offset by the strength of seasonal fresh-food prices. Increased productivity and good expense control have enabled us to absorb significant external cost increases in the year, arising mainly from higher oil-related costs and increases in local business taxes.

Formats

We have developed the basic model of our stores into four different formats: **Express**, which brings great food at low prices to local neighbourhoods; **Metro**, which offers convenience to customers who live or work in city centres; in our **Superstores** customers can find everything they need for their weekly shop; and in our **Extra** stores customers can find our full range of food and also a comprehensive range of general merchandise including clothing, electricals and telecoms.

Every Little Helps

Every Little Helps represents everything we stand for, it's not just a catchphrase or marketing slogan. As we have grown, so has the importance of Every Little Helps; over time, the different products and services we have diversified into has been so great, we ran the risk of losing our way. We have relied on Every Little Helps more and more over the years, to act as a common philosophy to bind us all together. Every operational decision we make in Tesco is judged against what we call the 'shopping lists'. These lists determine what we strive to achieve every day:

- that no-one tries harder for customers
- we treat people how we like to be treated
- we are better for customers, simpler for staff and cheaper for Tesco.

Deceptively simple, but the key to understanding Tesco is to see that our obsession with delivering these promises is what we are all about. Unless it improves the basics of the customers' shopping trip, we're not interested.

Clubcard

Tesco Clubcard enables us to thank our customers for shopping with us and is a world-leading loyalty programme which allows us to better understand what our customers want. It is an integral part of how we run our business as it helps us to listen to our customers and try and respond to their changing needs.

Last year nearly one million new customers signed up to Tesco Clubcard, and we gave away over £340 million in Clubcard vouchers, in order to thank our customers for shopping with us. For them to make the most of their vouchers, each customer's mailings are tailored to meet their individual needs.

Customers can also make the most of their vouchers by exchanging them for Clubcard deals which are worth four times the value.

Our most popular deals are days out at attractions such as Alton Towers and Legoland, and we are now partnering up with theme parks in France and Germany for even more adventurous days out.

In February 2007, we launched a partnership with the Open University so customers can now use their Clubcard vouchers to fund their learning, from a beginners course in writing family history to a humanities degree.

This year we started to reward our customers for shopping in an environmentally friendly way with our **Green Clubcard points**. Customers receive points when they reuse carrier bags, and also when they recycle old mobile phone and inkjet printer cartridges.

Clubcard enables us to thank our customers.


TESCO
CLUBCARD


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We currently employ over 270,000 members of staff in the UK.

Bar Hill Extra, UK

We currently have over 600 staff signed onto development programmes in Poland.


PUNKT WYDAWANIA GRATISÓW
AKTUALNA OFERTA
2.39

Katowice Hy[illegible]

our expansion overseas includes six countries in **Europe**...

Our rate of expansion in European markets stepped up significantly in the year with 4.7m sq ft of new space added – representing almost 30% growth.

Czech Republic

In the Czech Republic, our business has grown by almost two-thirds in the year and is now one of the leaders in the market. We again delivered strong profit growth despite competitive market conditions and the challenges of integrating the Carrefour and Edeka acquisitions. Conversion of the 11 Carrefour stores is almost complete, we have a strong organic store opening programme which will add some 13% to our space in the current year and we have begun remodelling our department stores – with the first, at Brno, performing well.

Hungary

We continued to make progress in Hungary, but although overall sales grew, profit performance, was below budget. The effects of Government austerity measures last August on an already difficult economic and retail environment have been severe. Consumer spending levels are significantly down, with non-food categories particularly affected. Despite these challenges we have a strong market position which we have continued to strengthen by lowering prices, expanding our store network and developing our infrastructure. We opened 14 new stores during the year, including 10 hypermarkets, and we plan to add 15% to our total space in the current year.

Poland

Against the background of an improving economy and a consolidating retail industry in Poland, we are making very good progress, with rising sales, profits and returns. Sales growth has continued to be strong, driven by sustained improvement in existing store performance and a growing contribution from new space. The development of our 1k (around 10,000 sq ft), 2k and 3k store formats, as part of an enlarged opening programme, is going well. The acquisition of the Leader Price stores from Casino, which was announced last July and completed in December has accelerated our 1k format expansion and contributed to a 37% overall space increase in Poland. Leader Price stores are being converted rapidly to Tesco with, on average, 25% sales uplifts.

Republic of Ireland

Tesco Ireland delivered another excellent performance with improved profits and another year of strong sales growth in existing stores. Our new store opening programme will be substantially bigger this year – with 240,000 sq ft, representing growth of over 10%, planned. The new 740,000 sq ft distribution centre at Donabate, in north Dublin, opened in April 2007. Our competitive position is also strong and we're investing more for customers – for example, our largest ever programme of price cuts in Ireland, which started last summer, has been well-received.

Slovakia

In Slovakia, the success of our compact hypermarket format and a strong economy have underpinned good growth in sales, profits and returns. We now have 25 such stores, approaching half of our total space, with more planned. We introduced our 1k format this year – opening the first store at Vrable and we now have six trading with nine more planned this year. Our organic expansion will add around 15% to our space this year.

Turkey

Our Kipa business in Turkey, continues to grow strongly and profitably and now has the capability and resources to become a national business. We now have 15 hypermarkets trading, with the majority now outside our base in Izmir, including our first store in Thrace, with 24 more planned for the current year. The early introduction of Express in Turkey has also gone well, with 15 stores now trading, including three in Antalya. We have invested in creating the infrastructure for a business of scale – initially in management and systems – and also in supply chain, with our first major distribution centre (at Yasibasi) covering 400,000 sq ft, planned to open this month.

Czech Republic	
Number of stores	84
Sales area	4.1m sq ft
Year of entry	1996
New stores opened	49
Planned openings 2007/08	24
Number of staff	11,786

Hungary	
Number of stores	101
Sales area	4.8m sq ft
Year of entry	1994
New stores opened	14
Planned openings 2007/08	24
Number of staff	17,727

Poland	
Number of stores	280
Sales area	6.5m sq ft
Year of entry	1995
New stores opened	176
Planned openings 2007/08	54
Number of staff	21,491

Republic of Ireland	
Number of stores	95
Sales area	2.3m sq ft
Year of entry	1997
New stores opened	7
Planned openings 2007/08	9
Number of staff	11,087

Slovakia	
Number of stores	48
Sales area	2.5m sq ft
Year of entry	1996
New stores opened	11
Planned openings 2007/08	17
Number of staff	8,061

Turkey	
Number of stores	30
Sales area	1.1m sq ft
Year of entry	2003
New stores opened	22
Planned openings 2007/08	49
Number of staff	3,469

...with over eight million customers every week shopping in 636 stores across **Asia**.

China	
Number of stores	**47**
Sales area	**4.2m sq ft**
Year of entry	**2004**
New stores opened	**8**
Planned openings 2007/08	**10**
Number of staff	**17,419**

Japan	
Number of stores	**109**
Sales area	**0.3m sq ft**
Year of entry	**2003**
New stores opened	**7**
Planned openings 2007/08	**35**
Number of staff	**3,405**

Malaysia	
Number of stores	**19**
Sales area	**1.9m sq ft**
Year of entry	**2001**
New stores opened	**9**
Planned openings 2007/08	**7**
Number of staff	**5,820**

South Korea	
Number of stores	**91**
Sales area	**5.1m sq ft**
Year of entry	**1999**
New stores opened	**30**
Planned openings 2007/08	**51**
Number of staff	**11,932**

Thailand	
Number of stores	**370**
Sales area	**7.5m sq ft**
Year of entry	**1998**
New stores opened	**151**
Planned openings 2007/08	**162**
Number of staff	**29,538**

We have delivered a strong performance in Asia, despite challenging conditions in our two largest markets – South Korea and Thailand.

China

In **China**, we trade from 47 **hypermarkets**, mainly in Shanghai, and the first stores in China's other large regional markets – Guangzhou, Shenzhen and Beijing (our first Tesco-fascia store) – have opened well. Our new range of over 1,000 Tesco own-brand lines have been well-received by customers. **Hymall's** sales have continued to grow strongly – up overall by 19% in the year, with strengthening like-for-like sales as the year progressed. As a result of carrying higher overheads as we invest to equip the business to grow faster, it made a small loss after tax and interest, of which our share was £6 million.

Japan

In a still subdued retail market in **Japan** we made progress, with modest overall sales growth but a stronger like-for-like performance. Our focus in the year has been on refining and developing the trial **Express**-type stores into a profitable, expandable format and implementing our '**Tesco in a Box**' suite of operating systems successfully. We now plan to push on with a much larger opening programme of up to 35 new stores this year.

Malaysia

Tesco Malaysia has made excellent progress, moving strongly through to profitability in the year, delivering another year of strong (over 50%) sales growth, and achieving a near-doubling of space helped by the Makro acquisition in January. Substantial refits to the Makro stores have now begun, taking eight to nine weeks per store to complete and involving significant changes to layouts and ranges. We are developing a very good market position in Malaysia with a new store programme in place for this year which will add a further 22% of space to our network.

South Korea

In South Korea, **Homeplus** continued to do well, with solid sales and very strong profit growth in more challenging market conditions than in recent years. During the year, we opened 29 new stores and, including extensions, almost 1m sq ft of space. Most of our new selling area came from large hypermarkets, but our development programme is now broadly-based with nearly 20% coming from store extensions, 21% from compact hypers and the remainder from the roll-out of our successful **Express** convenience format, which now has almost 40 stores trading. We have a strong forward pipeline of new space, including plans to double the size of the Express business.

Thailand

Political uncertainty in **Thailand** during the second half of the year produced an unhelpful business climate. Nevertheless, **Tesco Lotus**, which has a strong market position, again performed well, delivering good growth in sales and profit. The successful development and roll-out of new small formats continues and to date, we have 370 stores trading across four formats, including 75 hypermarkets (of which 17 are **Value** stores). We also have 266 Express stores and 29 supermarkets which are proving very popular with customers.



Our offer is local, in response to local cultures, local customers, local supply chains and local regulations.

Dacheng E. store, Beijing, China

financial highlights growth on 2006*

10.9%
Group sales (including VAT)

13.2%
Underlying Group profit before tax[†]

20.3%
Group profit before tax

11.6%
Underlying diluted earnings per share[†]

18.5%
Diluted earnings per share

11.7%
Dividend per share

On a continuing operations basis	2007 52 weeks	2006 60 weeks	2006* 52 weeks
Group sales (£m) (including value added tax)	46,611	43,137	42,016
Group revenue (£m) (excluding value added tax)	42,641	39,454	38,443
Underlying Group profit before tax[†] (£m)	2,545	2,277	2,248
Group profit before tax (£m)	2,653	2,235	2,206
Underlying diluted earnings per share[†] (p)	22.36	20.30	20.04
Diluted earnings per share (p)	23.31	19.92	19.67
Dividend per share (p)	9.64	8.63	–
Group enterprise value (£m) (market capitalisation plus net debt)	40,469	30,841	–
Return on capital employed	12.6%[‡]	12.7%	12.5%

[†] Adjusted for IAS 32, IAS 39, the net difference between the IAS 19 income statement charge and 'normal' cash contributions for pensions, the Pensions Adjustment – Finance Act 2006 and impairment of the Gerrards Cross site.

* Restated for the year ended 25 February 2006 including 52 weeks for the UK and ROI and a comparable 12 months (March – February) for the majority of the remaining international businesses.

[‡] Including the one-off gain from Pensions A-Day, ROCE was 13.6%.



Chairman's statement

We are delighted to be able to report strong results in what has been a challenging year. Sales have increased by 10.9% to £46.6 billion, Group profit before tax is up by 20.3%. Underlying profit has grown by 13.2% to £2,545 million. Underlying diluted earnings per share are up 11.6% and the full year dividend, which now benefits from our rising flow of property profits, is up 11.7%.

As always, our results this year have been produced by a clear, consistent, well executed strategy. Tesco is a growth company and the strategy is designed to deliver good growth and performance, while maintaining focus on investing for the future.

UK sales are up 9.0%, including strong like-for-like growth of 5.6%, with good profit progress.

At actual rates, international sales are up 17.9% and trading profits before integration costs have increased by 20.9%. Our in-market acquisitions in the **Czech Republic**, **Poland** and **Malaysia** have added to an already large organic store opening programme.

Our non-food sales continue to grow throughout the Group, with worldwide sales of £10.4 billion, and there is more to come, as we develop our ranges, stores, and new channels.

Our retailing services are increasingly popular with customers. **Dotcom** has performed very well this year, moving sales through the billion pound mark. **Tesco Personal Finance** continues to expand its range of products, and **telecoms** is seeing good growth in its customer base.

Our property funding programme of £5 billion over five years, is well underway, with the two recent joint ventures delivering £1 billion of proceeds. So far, we have used almost £470 million to buy back and cancel our own shares. We now plan to enlarge the property funding programme beyond the original £5 billion target and this will fund a doubling of our share buy-back to £3 billion.

As always, our people are working hard every day to do the very best they can for customers and I am pleased to say that during the next year we are planning to create over 25,000 new jobs worldwide. I would like to thank every single one of our staff for their hard work over the year.

Through share ownership and share incentive schemes, over 165,000 of our people have a personal stake in Tesco. I am delighted that they were awarded shares worth a record £77 million last May under our **Shares in Success Scheme**. 50,000 staff were able to benefit when **Save As You Earn** schemes matured in February, giving them access to shares worth £148 million.

I would like to take this opportunity to welcome Lucy Neville-Rolfe, as Executive Director of Corporate and Legal Affairs, to the Board.

This time last year we launched our **Community Plan**. As a responsible company we want to play our part in tackling important social and environmental challenges, and the Community Plan has helped us channel the energy of the business into the right areas. I'm pleased to say that we've taken some major new initiatives on milk pricing, on carbon labelling, on regeneration and on packaging. These demonstrate the impetus this programme now has in Tesco.

Through our regeneration partnership stores we have been able to offer jobs to almost 4,000 long-term unemployed and disadvantaged people in some of the most deprived areas of Britain. We have committed to reducing our packaging by 25% by 2010. We will also label all our packaging according to whether it can be reused, recycled or composted; and if it cannot we will label that too. The first labelled products will be on our shelves by 2008.

Our customers and staff continue to support our chosen charities and we are looking forward to working with our Charity of the Year for 2007, the British Red Cross.

David Reid Chairman



Sir Terry Leahy

Chief Executive's statement

Tesco is investing for the future and delivering today. These results demonstrate that we have again made good progress across the Group, whilst making significant start-up investment in new businesses and coping well with challenging conditions in some markets.

These results show that it has been another successful year for Tesco. The numbers are solid, the growth is broadly based – coming from all four parts of our strategy – and we have delivered tangible benefits for shareholders.

I'm pleased about that because these things are never easy. The most encouraging thing about this performance is that we've coped well with the head-wind from recovering competitors, rising costs and tough conditions in some markets. We've come through in good shape and we've done it by staying focused on doing the right things for our customers and at the same time investing for future growth.

I'm a committed Tesco shareholder. For me, the Tesco investment case is about three things: strong, sustainable growth through serving customers; disciplined investment; and good returns for the owners of the business – now and in the long term. We have a good track record of delivery on these things – and there's more to come.

Growth

We have laid solid foundations for future **growth**. Our new businesses are coming of age – they are profitable, they have scale and they are competitive. I believe they can now provide us with years of strong growth – because in ten years, we've moved from reliance on a market of 60 million people to being able to access markets with over two billion people.

I'm also an investor in Tesco because I see the prospect of rising returns – by that I mean both return on capital employed – and the return of income and capital to shareholders.

Last year, we set a new return on capital employed (**ROCE**) target – to add another 200 basis points. ROCE grew in 2006/07, which is a great result given the start-up costs in **Tesco Direct** and the **US** – plus almost £400 million of investment in acquisitions. The underlying progress on ROCE has been even stronger – before the effect of those factors it was up 50 basis points –and we're on track to hit our target.

It has also been a good year for **shareholder returns**, which are up 36%. Of course, our shares are higher in buoyant markets but we're also doing more to contribute. **Dividends** are up to approaching £800 million, driven by last year's change in policy, combined with the effect of our rising flow of property profits now ranking for dividend. We have also bought back and cancelled almost £470 million worth of our own shares so far.

We know one of the reasons for the strength of our shares is **property**. As market yields have fallen, property has become a bigger element of the embedded value in the business – and we've played our part in raising awareness of this – mainly by selling some. The appetite for property is so strong that our two recent **Joint Venture (JV)** deals achieved a premium to book value of almost 100%, on initial yields under 4.5%. This success, and the good experience we have had operating our stores in the JV's, has encouraged us to do more. Our enlarged property funding programme is behind the doubling of the share buy-back.

That said, property is an integral part of a retail business – and it is important that we strike the right balance between returns today and value tomorrow. So we will retain the necessary long-term strategic strength we see in ownership by keeping at least 70% of our assets in freehold.

Throughout all our businesses across the world, we measure our performance through the **Steering Wheel**, whether we work in distribution, the office or in stores. This helps maintain focus and balance in what counts to run each of our businesses successfully, be it wage costs or whether customers can get everything they want.


CUSTOMER
COMMUNITY
OPERATIONS
PEOPLE
FINANCE
EARN LIFETIME LOYALTY
THE AISLES ARE CLEAR
I CAN GET WHAT I WANT
THE PRICES ARE GOOD
I DON'T QUEUE
THE STAFF ARE GREAT
BE RESPONSIBLE, FAIR AND HONEST
BE A GOOD NEIGHBOUR
GROW SALES
MAXIMISE PROFIT
MANAGE OUR INVESTMENT
AN OPPORTUNITY TO GET ON
AN INTERESTING JOB
A MANAGER WHO HELPS ME
TO BE TREATED WITH RESPECT
NO-ONE TRIES HARDER FOR CUSTOMERS
TREAT PEOPLE HOW WE LIKE TO BE TREATED
Every little helps

25%

increase in international space

To sum up, our focus remains on profitable **growth** – building on the solid foundations we have laid over the last ten years. At the same time, we're always looking to improve the way the owners of the business benefit from that growth.

As a company we are putting increasing focus on our work with **communities** and the **environment**. We've built our success on listening to customers and these things are growing in importance for them. That's why I believe the battle to win their loyalty will increasingly be fought not just on value for money, range and convenience, but on being good neighbours, behaving responsibly and seizing challenges such as climate change.

I think these will be positives for us. Customers want to do the right thing – they're just not always sure how – whether it's a healthier diet or consuming in a greener way. It's a classic consumer need – and one which I believe **Tesco** is well placed to meet. That's why we've made it part of the **Tesco Steering Wheel**.

As investors, you need to know that we see these things as opportunities – so it is also important that Tesco leads.

International

Our biggest opportunity for growth and for improved returns is **International** – and it underlines the breadth of our business.

Overall, we have produced a very good performance – particularly against the background of political uncertainty and economic problems in three of our largest markets – **Hungary, Thailand** and **South Korea**. This demonstrates that International now has the size and momentum to get through these things and still deliver.

Two years ago I began to lay out how we had evolved a strategy for international expansion from a decade of experience. Today, given how much retrenchment is going on among retailers with international ambitions, I think we can claim that this has developed into one of the most successful – if not the most successful – approach to international retailing.

It is about being **flexible**; being **local**; maintaining **focus** on a few countries; using **multi-formats** to reach the whole market; developing **capability**; and finally, – once you've put in the networks, it's about building the **brand**.

I know this approach is now more familiar to you – but I'm going to highlight the significant developments of the past 12 months using some of these six elements – starting with focus. Through a combination of organic expansion and several good in-market acquisitions, we've made excellent progress in building stronger positions in all of our existing countries.

Across our 11 markets, we opened 8.2 million sq ft of space – four times the amount added in the **UK** and over 50% more than the year before. We plan to add over 7.5 million sq ft more this year – all of it organic, even without the stores in the **United States**.

We have got much stronger in **Central Europe**, through rapid growth in new space and acquisition. For example, sales have increased by almost two-thirds in the **Czech Republic** – helped by the Carrefour and Edeka stores – taking us into the leading group of retailers in the market. In **Poland**, sales were up 22% with only a few weeks' contribution from the Leader Price stores. These are rapidly being converted to our 1k format – with sales uplifts so far averaging 25%. Profits rose almost 50% in Poland.

Pushing on faster in these markets is paying dividends. Not only are returns improving – but as the most profitable and rapidly growing retailer we are able to participate in consolidation from a position of strength – and buy only the right assets at the right price.





Right: Dacheng E. store, Beijing, China

Far right: Selamattin Sicdaz, Bornova Forum, Turkey

1,988

stores in the United Kingdom

In **Asia** as well, having done the groundwork in a couple of our newer markets, we've used acquisition to get on faster. The eight Makro stores will double our space in **Malaysia** when converted. In **China**, we've taken a controlling interest in **Hymall**, which now has 47 hypermarkets, including stores in Guangzhou and Shenzhen, plus the first **Tesco** branded store in Beijing – all of which opened well. 90% ownership will free the business from capital constraints and permit a faster rate of growth, through freehold development.

Our progress with multi-format has been very good, giving us more options for expansion and extending our reach into markets. Our experience means that we are able to calibrate formats more quickly for local customers, get to profitability and move faster into roll-out.

Our 1k stores are popular with customers and we now have over 200 of them trading across **Central Europe**. The universal appeal of **Express** means that it trades from almost a million sq ft of our international space. It is well established in **Thailand**, where we have a good forward programme and we will double the number of Expresses in **South Korea** this year – to 79 stores. Our trials in **Japan** are going well and we already have 15 Express stores in **Turkey**. Our first Central European Express – in **Prague** – will be opening soon.

The principles behind these formats are common, but the offer is **local** – designed by local teams for local customers. We've used this approach in putting together our 10,000 sq ft **Fresh & Easy Neighborhood Market** format for the US. Preparations for the launch later this year are going well. We have a strong team of over 150 at El Segundo and the construction of our 820,000 sq ft distribution centre at Riverside is on schedule.

We plan to open a significant number of stores at launch – across LA, Phoenix, Las Vegas and San Diego – and we've made good progress in obtaining quality real estate for them.

International returns are making steady progress towards the mid-teens numbers we require – improving to 11.5% with a high proportion of capital – over 70% – less than five years old.

Looking at the significant changes over the last 12 months for returns by country – not surprisingly, **Hungary** has slipped a bit – because we've chosen to push on with expansion in a very weak economy. It will come back. South Korea and Thailand have improved but the really pleasing thing is that **Poland** – which is our third largest investment and the **Czech Republic** – have both improved compared with last year – to like-for-like cash return on investment **(CROI)** approaching 10%.

Not only are returns still improving, cash flows are strong too. **EBITDA** in International was over £800 million in 2006/07. After working capital gains, this means that International funded more than 90% of its own **CAPEX**.

United Kingdom

At the start of the year, we set out to make progress in an environment with recovering competitors and cautious consumers feeling the full effect of last year's energy cost and interest rate rises. Because we've been on good form operationally, we have coped well with those things – delivering good sales – and also strong profit growth, whilst carrying more than £40 million of start-up costs on **Tesco Direct** and the United States.

Two factors have been driving this. First, the real improvements we've made to the **shopping trip** for customers. We can always get better – but I want to highlight a few things we've done this year on price, service, range and availability.


Finest



Right: Pitsea Extra, UK

Far right: Carol Sargeant, Pitsea Extra, UK

11,000

products available through Tesco Direct

Our price check survey, which compares 10,000 prices against our leading competitors weekly, shows that our position has improved again during the year.

On service, the implementation of new checkout technology across our stores means that we can now monitor and manage the checkout service customers receive much more precisely – by customer, by store and by the hour. As a result, over 350,000 more customers a week benefit from our 'one-in-front' checkout queue promise.

We've also made significant changes to our food ranges in response to customer demand, introducing more Organics, free from, Healthy Living, Wholefoods, Fairtrade and Kids products, as well as over 1,000 more premium lines – including over 250 Finest.

On-shelf availability, which we measure using our in-store picking of tesco.com orders, has also improved again and more customers are able to buy everything they want. The most marked increase has been achieved in fresh foods, where we have seen a fifth consecutive year of improvement.

For decades, food has been a falling proportion of total consumer spending. As a business we have contributed to this – by cutting prices to help people spend less. That won't change – but the long-term trend of declining spend on food has changed – it has stopped.

This is significant and I believe we're seeing a fundamental shift in the priority consumers place on food. The link between diet and health, interest in cooking, provenance – including local and Fairtrade – it is more than simply trading up. It is also not just about affluent customers – it's everyone and that means it could be a big long term positive for our industry.

We can see these changes all around the store – with healthy foods growing nearly twice as fast as the rest of the business. A good example is Organics where sales are growing four times faster. In just 12 months the proportion of our customers buying organics is up by over a third – to more than 40% – and the growth is fastest among less affluent customers.

Non-food has again made very good progress, with sales growing significantly faster than in our core operations. It is now a £7.6 billion business in the UK alone – and well over £10 billion for the Group as a whole.

UK non-food sales growth was 11.6% in the year and volume growth was even higher, driven by our ability to pass on lower prices to customers. Non-food price deflation was over 3%, funded by our growing scale and supply chain efficiency and the benefits of more direct sourcing in Asia.

Most of our established categories, which benefit less from new space, grew well. For example, health and beauty sales increased by 9% and so did news and magazines. The exception was entertainment, where we saw market share gains but weak sales driven by deflation and the increase in downloading. We are putting plans together to build a strong position in the digital market.

Our newer categories again saw excellent growth. Clothing sales grew well – up by 16% – in a tough market, which was partly affected by unseasonal weather. We made strong market share gains by volume and value. Some product groups, to which we have been able to allocate more space in our larger Extra stores, did particularly well. Consumer electronics were up 35%, toys and sport up 30%, DIY and stationery were both up 23%.







Right and far right:
Chelmsford Homeplus, UK

250,000

tesco.com orders each week

Our overall non-food market share is 8%. With our relatively low market shares in many categories, the growing popularity of our offer with customers, the scope to expand our stores and also sell more though direct channels, there is a lot of growth to come.

Last September, we started Tesco Direct in a low-key way to let customers know about it, test the systems and make sure the logistics were ok. This went well, so a month ago we were able to go live on the full launch – with 11,000 items on our website, 7,000 of which are in our catalogue.

As well as great prices and wider ranges, Tesco Direct offers customers an unrivalled choice of ordering and delivery options. Two-hour home delivery slots have proved very popular. So has the option to pick-up from store – which is why we're going to make it available in as many stores as possible – starting with 200 from this year. The feedback on the launch has been good – the catalogue has been extremely well received and volumes are encouraging.

Our retailing services, another indicator of the growing breadth of the business, have made further good progress – helped by our position as a leading internet retailer. Dotcom was on excellent form, with sales up 29% and profits – before the start-up costs of Tesco Direct – increasing nearly 50%.

Tesco Personal Finance (TPF) hasn't been immune from the effects of a difficult retail financial services market. However, I'm optimistic for the future. TPF is the best business of its kind in the market, it is high returning and under the new team there, I think it will get back to a faster rate of growth. 50% of TPF's product sales are now on-line, providing a strong platform from which to build.

Telecoms passed an important milestone in the year – when it moved into profit during the second half. Customer numbers also rose strongly, attracted by its combination of simple, great value tariffs, good service and innovative new products.

Summary

In summary:

- Tesco is about growth and we are confident of sustaining strong growth into the future
- We do this by following the customer – and as they change, we change
- At the same time, we can deliver improving returns and tangible benefits for shareholders
- We are playing our part in tackling some of the social and environmental challenges we all face
- We've delivered strong results across the Group by making shopping better for customers
- Tesco is about investing for the future and delivering today – and I'm confident that the business is well-placed to meet the challenges which lie ahead.

Terry Leahy Chief Executive


telecoms
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Right and far right:
Royston Extra, UK

the Board


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- ♦ Member of the Audit Committee
- ● Member of the Nominations Committee
- ▲ Member of the Remuneration Committee

* David Potts is also responsible for Tesco Ireland.

1. DAVID REID 60
Non-executive Chairman ●
David Reid became Non-executive Chairman on 2 April 2004. Prior to his appointment he was Deputy Chairman of Tesco PLC and has served on the Tesco Board since 1985. David is a Non-executive Director of Reed Elsevier Group PLC and Chairman of Kwik-Fit Group.

2. RODNEY CHASE CBE 63
Deputy Chairman and Senior Non-executive ♦●▲
Rodney Chase was appointed a Non-executive Director on 1 July 2002. He is Non-executive Chairman of Petrofac Limited and a Non-executive Director of Computer Sciences Corporation in Los Angeles, Nalco Company in Chicago and Tesoro Corporation in San Antonio. He also serves as Senior Advisor to Lehman Brothers both in the United States and Europe.

3. SIR TERRY LEAHY 51
Chief Executive ●
Terry Leahy became Chief Executive in 1997. Joining Tesco in 1979, he held a number of marketing and commercial positions prior to being appointed to the Board of Tesco PLC on 5 October 1992.

4. RICHARD BRASHER 45
Commercial and UK Marketing Director
Richard Brasher was appointed to the Board on 15 March 2004. He joined Tesco in 1986. He has held a number of marketing, commercial and store operations positions, most recently UK marketing directing.

5. PHILIP CLARKE 47
International and IT Director
Philip Clarke was appointed to the Board on 16 November 1998. Prior to his appointment he held a number of roles in store operations, commercial and marketing. He is a Non-executive Director of Whitbread PLC.

6. ANDREW HIGGINSON 49
Finance and Strategy Director
Andrew Higginson was appointed to the Board on 17 November 1997. He is a member of the 100 Group of Finance Directors, Chairman of Tesco Personal Finance and a Non-executive Director of BSkyB PLC. He is also responsible for retailing services, including tesco.com, Tesco Telecoms and Tesco Direct.

7. TIM MASON 49
President and Chief Executive Officer Fresh & Easy Neighborhood Market
Tim Mason was appointed to the Board on 16 February 1995. He joined Tesco in 1982 and has been President of our US operations since 2006.

8. LUCY NEVILLE-ROLFE CMG
54 Corporate and Legal Affairs Director
Lucy Neville-Rolfe was appointed to the Board in December. She joined Tesco in 1997 and was Company Secretary from 2004-2006. She is Deputy Chair of the British Retail Consortium and a member of the China Britain Business Council and of the Corporate Leaders Group on Climate Change.

9. DAVID POTTS 50
Retail and Logistics Director*
David Potts was appointed to the Board on 16 November 1998. He joined Tesco in 1973. From 1997 he directed the integration of our businesses in Northern Ireland and the Republic of Ireland before returning to the UK in 2000 as Director responsible for UK Retail Operations. From 2004, David's responsibilities have included the UK supply chain.

10. CHARLES ALLEN CBE 50
Non-executive Director ●▲
Charles Allen was appointed a Non-executive Director on 19 February 1999. He was Chief Executive of ITV PLC from 2004 to 2007. He is a Non-executive Director of the London Organising Committee of the Olympics and Paralympics.

11. KAREN COOK 53
Non-executive Director ●▲
Karen Cook was appointed a Non-executive Director on 1 October 2004. She is a Managing Director of Goldman Sachs International and President of Goldman Sachs, Europe. She is also a member of the firm's European Management Committee and Partnership Committee.

12. E MERVYN DAVIES CBE
54 Non-executive Director ♦●▲
Mervyn Davies was appointed a Non-executive Director on 7 July 2003. He is Chairman of Standard Chartered PLC.

13. DR HARALD EINSMANN
73 Non-executive Director ●▲
Dr Harald Einsmann was appointed a Non-executive Director on 1 April 1999. He is on the Board of Carlson Group of Companies and Checkpoint Systems Inc. and is on the Board of Stora Enso Oy, part of the Wallenberg Group, as well as on the Board of Rezidor AB in Sweden.

14. KEN HYDON 62
Non-executive Director ●♦
Ken Hydon was appointed a Non-executive Director on 23 February 2004. He is also a Non-executive Director of Reckitt Benckiser PLC, The Royal Berkshire NHS Foundation Trust and Pearson PLC.

15. CAROLYN McCALL 45
Non-executive Director ●♦
Carolyn McCall was appointed a Non-executive Director on 1 March 2005. She is Chief Executive of the Guardian Media Group PLC, which comprises The Guardian and The Observer newspapers and websites, a regional media group, a radio division and Trader Media Group. She chairs Opportunity Now, the UK's leading membership organisation working towards gender equality and diversity in the workplace.

16. JONATHAN LLOYD 40
Company Secretary
Jonathan Lloyd was appointed Company Secretary to the Board in December 2006. He joined Tesco as Deputy Company Secretary and Corporate Secretariat Director in April 2005 from Freshfields Bruckhaus Deringer.

Summary Directors' Report

Independent auditors' statement to the members of Tesco PLC

We have examined the summary financial statements which comprises the Summary Consolidated Income Statement, Summary Consolidated Balance Sheet, Summary Consolidated Cash Flow Statement and the Summary Directors' Remuneration Report set out on pages 48 to 52.

Respective responsibilities of Directors and auditors The Directors are responsible for preparing the summarised annual report in accordance with United Kingdom law.

Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the summarised annual report with the full annual financial statements, the Directors' Report and the Directors' Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the summarised annual report and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion We conducted our work in accordance with Bulletin 1999/06, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board. Our reports on the Company's full annual financial statements describe the basis of our audit opinions on those financial statements and the Directors' Remuneration Report.

Opinion In our opinion the summary financial statement is consistent with the full annual financial statements, the Directors' Report and the Directors' Remuneration Report of Tesco PLC for the year ended 24 February 2007 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors

16 April 2007

Principal activity and business review The principal activity of the Group is retailing and associated activities in the UK, the Czech Republic, Hungary, Poland, the Republic of Ireland, Slovakia, Turkey, China, Japan, Malaysia, South Korea, and Thailand. We have also announced our plans to open in the United States. The summary financial statement and Operating and Financial Review is on pages 50 to 52.

Dividends The Directors recommend the payment of a final dividend of 6.83p per ordinary share to be paid on 6 July 2007 to members on the Register at the close of business on 27 April 2007. Together with the interim dividend of 2.81p per ordinary share paid in December 2006, the total dividend for the year will be 9.64p, compared with 8.63p for the previous year, an increase of 11.7%.

Directors Details of the current members of the Board are shown on pages 46 and 47. Mr E M Davies, Dr H Einsmann, Mr K J Hydon, Mr D T Potts and Mr D E Reid retire from the Board by rotation and, being eligible offer themselves for re-election at the Annual General Meeting (AGM). Miss L Neville-Rolfe joined the Board in December 2006, and as required by the Articles of Association, will offer herself for election at the AGM.

Corporate governance Tesco PLC is committed to the highest standards of corporate governance. The Board considers that Tesco PLC complied in all respects with the Combined Code Principles of Good Governance and Code of Best Practice for the year ended 24 February 2007. A full corporate governance statement is contained in the Annual Report and Financial Statements 2007.

Summary report of the Directors on remuneration

Directors' remuneration policy It is the role of the Remuneration Committee to determine and recommend to the Board the remuneration policy for the Chairman and Executive Directors. Tesco has a policy of rewarding talent and experience and seeks to provide incentives for delivering high growth and high returns for shareholders. The current remuneration strategy is tailored to reward the delivery of strong year-on-year earnings growth as well as sustained performance in the longer term.

Compliance The Remuneration Committee has been constituted and operated throughout the year in accordance with the principles outlined in the Listing Rules of the Financial Services Authority derived from Schedule A and B of the 2003 Revised Combined Code. In framing the remuneration policy, full consideration is given to best practice. The Remuneration Report complies with the disclosures required by the Director Remuneration Report Regulations 2002.

A summary of Directors' emoluments and interests is set out on page 49. The full Remuneration Report is provided in the Annual Report and Financial Statements 2007.

Directors' emoluments

	Fixed emoluments			Performance-related emoluments					
	Salary £000	Allowances £000	Benefits (b) £000	Share Incentive Plan £000	Short-term £000	Short-term Deferred Shares £000	Long-term (c) £000	Total 2006/07 £000	Total 2005/06 £000
Executive Directors									
Sir Terry Leahy	1,202	–	99	3	1,240	1,240	834	4,618	3,979
Mr R Brasher	622	–	59	3	660	660	–	2,004	1,622
Mr P A Clarke	686	–	92	3	708	708	434	2,631	2,219
Mr A T Higginson	686	–	88	3	708	708	468	2,661	2,300
Mr T J R Mason (a)	686	542	354	3	1,005	708	467	3,765	2,256
Miss L Neville-Rolfe (d)	90	–	15	–	67	67	–	239	–
Mr D T Potts	686	–	33	3	708	708	436	2,574	2,219
Non-Executive Directors									
Mr C L Allen	69	–	–	–	–	–	–	69	58
Mr R F Chase	109	–	–	–	–	–	–	109	100
Mrs K Cook	62	–	–	–	–	–	–	62	55
Mr E M Davies	70	–	–	–	–	–	–	70	60
Dr H Einsmann	62	–	–	–	–	–	–	62	55
Mr K J Hydon	69	–	–	–	–	–	–	69	58
Ms C McCall	62	–	–	–	–	–	–	62	53
Mr D E Reid (Chairman)	536	–	76	–	–	–	–	612	586
Total	5,697	542	816	18	5,096	4,799	2,639	19,607	15,620

(a) Mr T J R Mason relocated to the US during the year. Benefits and allowances were paid to Mr T J R Mason in line with the Tesco approach to expatriate transfers including one-off payments for relocation, and travel and localisation costs including schooling. For future years this will be reduced to a non-pensionable salary supplement and a more focussed package of benefits which recognises ongoing expatriate costs including travel, medical and tax-related costs and services. Mr T J R Mason's short-term cash bonus includes cash compensation payments in respect of accumulated share rights from existing plans paid in cash as a result of his move to the US.

(b) With the exception of Mr T J R Mason, benefits are made up of car benefits, chauffeurs, disability and health insurance, staff discount and gym/leisure club membership.

(c) The long-term bonus figures shown in table 1 relate to the additional 12.5% enhancements allocated in May 2006 on short-term and long-term awards under the old bonus scheme. The long-term bonuses awarded on 20 July 2006 under the Performance Share Plan were awarded in the form of nil cost options with the exception of Mr T J R Mason who received an unfunded promise to deliver shares. Details of this award are shown in table 6.

(d) Miss L Neville-Rolfe was appointed on 14 December 2006. The figures in table 1 are calculated from the date of her appointment.

Disclosable interests of the Directors, including family interests

	Number of shares						
	Options held at 25 February 2006 (a)	Granted	Exercised	Options held at 24 February 2007 (a)	Exercise price of outstanding options (pence)	Value realisable during 2006/07 £000	Ordinary shares at 24 February 2007 (b)
Executive Directors							
Sir Terry Leahy	5,745,347	1,436,920	1,671	7,180,596	0.00 – 318.6	4	6,161,039
Mr R Brasher	1,763,401	715,619	347,564	2,131,456	0.00 – 318.6	469	195,483
Mr P A Clarke	2,185,101	820,688	831,122	2,174,667	0.00 – 318.6	1,030	1,491,104
Mr A T Higginson	2,585,673	820,688	1,231,694	2,174,667	0.00 – 318.6	2,270	1,674,052
Mr T J R Mason	2,585,005	416,540	872,725	2,128,820	0.00 – 318.6	1,025	1,963,153
Miss L Neville-Rolfe (c)	360,012	–	–	360,012	159.0 – 318.6	–	255,883
Mr D T Potts	1,856,916	820,688	502,937	2,174,667	0.00 – 318.6	824	1,843,088
Non-Executive Directors							
Mr C L Allen	–	–	–	–	–	–	–
Mr R F Chase	–	–	–	–	–	–	52,653
Mrs K Cook	–	–	–	–	–	–	–
Mr E M Davies	–	–	–	–	–	–	2,400
Dr H Einsmann	–	–	–	–	–	–	209,353
Mr K J Hydon	–	–	–	–	–	–	30,093
Ms C McCall	–	–	–	–	–	–	6,408
Mr D E Reid (Chairman)	–	–	–	–	–	–	193,347

(a) Options to acquire ordinary shares shown above comprise options held under the Executive Share Option schemes, Discretionary Share Option Plan, Save As You Earn scheme, and nil cost options under the Performance Share Plan and Executive Incentive Plan.

(b) Ordinary shares shown in this table include shares held under incentive plans and shares awarded to Mr T J R Mason under the Performance Share Plan in 2006 in the form of a promise to deliver shares.

(c) Miss L Neville-Rolfe was appointed to the Board on 14 December 2006. No options have been granted or exercised since the date of her appointment.

Summary Financial Statement and Operating and Financial Review

Income statement Group sales, including VAT, increased by 8.1% to £46.6 billion (2006 – £43.1 billion) and by 10.9% on a comparable 52-week basis. At constant exchange rates, sales grew by 7.9% and 10.8% respectively. Group profit before tax increased by 18.7% to £2,653 million (2006 – £2,235 million) and by 20.3% on a comparable 52-week basis. Underlying profit before tax (excluding IAS 32 and IAS 39 and the non-cash elements of IAS 19, which are replaced by the normal cash contributions) increased to £2,545 million, up by 11.8% (13.2% on a comparable 52-week basis). Underlying diluted earnings per share grew by 10.1% (11.6% on a comparable 52-week basis) to 22.36p and diluted earnings per share increased by 17.0% (18.5% on a comparable 52-week basis) to 23.31p.

A final dividend of 6.83p per ordinary share (2006 – 6.10p) is proposed. Together with the interim dividend of 2.81p (2006 – 2.53p) already paid, this brings the full year dividend to 9.64p (2006 – 8.63p) an increase of 11.7% on last year.

UK sales increased by 9.0% to £35.6 billion with like-for-like growth of 5.6% (including volume of 5.0%) and 3.4% from net new stores. Inflation overall was a modest 0.2%, as our continued investment in lowering prices for customers was more than offset by the strength of seasonal fresh food prices.

Increased productivity and good cost control have enabled us to absorb significant external cost increases in the year, arising mainly from higher oil-related costs and increases in local business taxes. Consequently, UK operating profit was 16.5% higher at £2,083 million (2006 – £1,788 million). Trading profit rose 9.2% to £1,914 million, with trading margins similar to last year at 5.9%.

Record efficiency savings of £350 million were delivered by our Step Change programme, which bring together many initiatives to make what we do better for customers, simpler for staff and cheaper for Tesco.

Total international sales grew by 5.3% to £11.0 billion. On a comparable 52-week basis, sales increased by 17.9% at actual rates. International contributed £564 million to trading profit, up 10.8% at actual rates (up 18.0% on a comparable 52-week basis).

In the rest of Europe, sales rose by 8.7% at actual rates to £6.3 billion (2006 – £5.8 billion), and 18.7% on a comparable 52-week basis. Trading profit increased to £318 million, up 17.3% on both a statutory and comparable 52-week basis. In Asia, sales rose by 1% to £4.7 billion (2006 – £4.7 billion), and 16.8% on a comparable 52-week basis. Trading profit increased to £246 million, up 3.4% and 18.8% on a comparable 52-week basis.

We have also announced our plans to open in the United States.

Total profit (net of tax and interest) from joint ventures and associates for the year was £106 million compared to £82 million last year. Tesco Personal Finance profit was £130 million, of which our share was £65 million.

Net finance costs for the year were £126 million (2006 – £127 million). Tax has been charged at an effective rate of 29.1% (2006 – 29.0%).

The summary financial statement on pages 51 and 52 and the summary Directors' report on pages 48 and 49 are a summary of information in the Annual Report and Financial Statements 2007. This summary financial statement does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company and the Group.

The Directors' report, the accounts and Auditors' report on those accounts, which is unqualified, are contained in a separate publication entitled Annual Report and Financial Statements 2007. Copies may be obtained free of charge by writing to:

The Company Secretary,
Tesco PLC,
Tesco House,
Delamare Road,
Cheshunt,
Hertfordshire EN8 9SL.

Telephone 01992 632222.

Shareholders wishing to receive the Annual Report and Financial Statements as well as the Annual Review and Summary Financial Statement in future years should write to this address.

The summary financial statement was approved by the Board on 16 April 2007.

Sir Terry Leahy
Andrew Higginson
Directors

Summary Group Income Statement
Year ended 24 February 2007

	2007 £m	2006* £m
Continuing operations		
Revenue (sales excluding VAT)	42,641	39,454
Cost of sales	(39,401)	(36,426)
Pensions adjustment – Finance Act 2006	258	–
Impairment of the Gerrards Cross site	(35)	–
Gross profit	3,463	3,028
Administrative expenses	(907)	(825)
Profit arising on property-related items	92	77
Operating profit	2,648	2,280
Share of post-tax profits of joint ventures and associates (including £47 million of property-related items (2005/06 – £nil))	106	82
Profit on sale of investments in associates	25	–
Finance income	90	114
Finance costs	(216)	(241)
Profit before tax	2,653	2,235
Taxation	(772)	(649)
Profit for the year for continuing operations	1,881	1,586
Discontinued operation		
Profit/(loss) for the year from discontinued operation	18	(10)
Profit for the year	1,899	1,576
Attributable to:		
Equity holders of the parent	1,892	1,570
Minority interests	7	6
	1,899	1,576
Earnings per share from continuing and discontinued operations		
Basic	23.84p	20.07p
Diluted	23.54p	19.79p
Earnings per share from continuing operations		
Basic	23.61p	20.20p
Diluted	23.31p	19.92p

Non-GAAP measure: underlying profit before tax	£m	£m
Profit before tax	2,653	2,235
Adjustments for:		
IAS 32 and IAS 39 'Financial instruments' – Fair value remeasurements	4	9
Total IAS 19 Income Statement charge for pensions	432	303
'Normal' cash contributions for pensions	(321)	(270)
Exceptional items:		
Pensions adjustment – Finance Act 2006	(258)	–
Impairment of the Gerrards Cross site	35	–
Underlying profit before tax	2,545	2,277
Underlying diluted EPS	22.36p	20.30p

* Results for the year ended 25 February 2006 includes 52 weeks for the UK and Republic of Ireland and 14 months for the majority of the remaining international businesses.

Summary Financial Statement and Operating and Financial Review continued

Summary Group balance sheet
24 February 2007

	24 Feb 2007 £m*	25 Feb 2006 £m
Non-current assets	20,231	18,644
Current assets (including assets held for sale)	4,576	3,919
Current liabilities	(8,152)	(7,518)
Net current liabilities	(3,576)	(3,599)
Total assets less current liabilities	16,655	15,045
Non-current liabilities	(6,084)	(5,601)
Net assets	10,571	9,444
Equity attributable to equity holders of the parent	10,506	9,380
Minority interests	65	64
Total equity	10,571	9,444

Balance sheet Net assets have increased by £1,127 million to £10,571 million. Non-current assets increased by £1,587 million, after charging depreciation and amortisation of £878 million.

Group capital expenditure was £3.0 billion. UK capital expenditure was £1.9 billion, including £687 million on new stores and £295 million on extensions and refits. Total international capital expenditure rose to £1.1 billion, £0.4 billion in Asia and £0.7 billion in Europe. In the year ahead we forecast Group capital expenditure to be around £3.5 billion.

Summary Group cash flow statement
Year ended 24 February 2007

	2007 £m	2006* £m
Cash generated from operations	3,532	3,412
Interest paid	(376)	(364)
Corporation tax paid	(545)	(429)
Net cash from operating activities	2,611	2,619
Net cash used in investing activities	(2,343)	(1,962)
Cash flows from financing activities		
Dividends paid	(467)	(441)
Other net cash flows on financing activities	(66)	(51)
Net cash used in financing activities	(533)	(492)
Net (decrease)/increase in cash and cash equivalents	(265)	165
Cash (inflow)/outflow from decrease from debt and lease financing	(268)	115
Net debt included within disposal group	–	55
Other non-cash changes	18	(357)
Increase in net debt in the year	(515)	(22)
Opening net debt at beginning of year	(4,509)	(4,487)
Closing net debt at end of year	(5,024)	(4,509)

Cash flow statement Overall, the Group generated a net cash outflow of £265 million, leaving net debt of £5.0 billion at the year end, £0.5 billion higher than last year. Gearing remained unchanged at 48%.

* Results for the year ended 25 February 2006 includes 52 weeks for the UK and Republic of Ireland and 14 months for the majority of the remaining international businesses.



Tesco
FTSE
£170
£140
£110
£80
£50
Feb 01
Feb 02
Feb 03
Feb 04
Feb 05
Feb 06
Feb 07

TOTAL SHAREHOLDER RETURN (TSR)
TSR is the notional return from a share or index based on share price movements and declared dividends

Performance graph The Group's total shareholder return performance (ie. share price movements plus dividends reinvested) over the last five financial years relative to the FTSE 100 index of companies is shown here. This index has been selected to provide an established and broad-based comparator group of retail and non-retail companies of similar scale to Tesco, against which the Group's TSR performance can be measured.

There has also been a very strong performance in TSR over the last three and five years against a comparator group of our major retail competitors in the UK, Europe and the US.

Investor information

Summary five-year record

	UK GAAP					IFRS
	2003	2004 53 wks	2005	2005	2006[1]	2007
Financial statistics						
Group sales (including VAT) (£m)	28,280	33,557	37,070	36,957	43,137	46,611
Revenue (excluding VAT) (£m)						
UK	21,309	24,760	27,146	27,146	29,990	32,665
Rest of Europe	2,664	3,385	3,818	3,818	5,095	5,559
Asia	2,031	2,669	3,010	2,902	4,369	4,417
	26,004	30,814	33,974	33,866	39,454	42,641
Operating profit[2] (£m)						
UK	1,289	1,486	1,666	1,556	1,788	2,083
Rest of Europe	134	171	249	243	263	324
Asia	69	121	149	153	229	241
Total Group	1,492	1,778	2,064	1,952	2,280	2,648
Underlying profit – UK GAAP[3]	1,401	1,708	2,029	N/A	N/A	N/A
Underlying profit – IFRS[4]	N/A	N/A	N/A	1,925	2,277	2,545
Basic earnings per share[5]	13.54p	15.05p	17.72p	17.52p	20.20p	23.61p
Diluted earnings per share[5]	13.42p	14.93p	17.50p	17.30p	19.92p	23.31p
Dividend per share[6]	6.20p	6.84p	7.56p	7.56p	8.63p	9.64p
Return on capital employed[7]	10.2%	10.4%	11.5%	11.8%	12.7%	13.6%[10]
Group statistics						
Number of stores	2,291	2,318	2,334	2,334	2,672	3,263
Total sales area – 000 sq ft	39,944	45,402	49,135	49,135	55,215	68,189
Average employees	270,800	310,411	335,750	335,750	368,213	413,061
Full-time equivalent employees	188,182	223,335	242,980	242,980	273,024	318,283
UK retail statistics						
Number of stores	1,982	1,878	1,780	1,780	1,898	1,988
Total sales area – 000 sq ft[8]	21,829	23,291	24,207	24,207	25,919	27,785
Revenue per employee[9]	160,157	162,459	166,534	166,534	170,923	177,084
Weekly sales per sq ft	21.86	22.48	23.89	23.89	25.06	25.48

[1] Results for the year ended 25 February 2006 include 52 weeks for the UK and ROI and 14 months for the majority of the remaining international businesses.
[2] Operating profit includes integration costs and profit/(loss) arising on sale of property related items.
[3] UK GAAP underlying profit excluded net profit/(loss) on disposal of fixed assets, integration costs and goodwill amortisation.
[4] IFRS underlying profit excludes IAS 32 and IAS 39 'Financial Instruments' – Fair value remeasurements and the IAS 19 Income Statement charge for pensions, which is replaced by the 'normal' cash contributions. For the years 2003 to 2005, the above information is presented under UK GAAP as previously published. If IFRS had been applicable for these years the main adjustments would have been IFRS 2 'Share-Based Payment', IFRS 3 'Business Combinations' and IAS 19 'Employee Benefits'.
[5] Diluted and basic earnings per share are on a continuing operations basis.
[6] Dividend per share relating to the interim and proposed final dividend.
[7] The numerator is profit before interest, less tax. The denominator is the calculated average of net assets plus net debt plus dividend creditor less net assets held for sale.
[8] Store sizes exclude lobby and restaurant areas.
[9] Based on average number of full-time equivalent employees in the UK, and revenue exclusive of VAT.
[10] Includes one-off gains from 'Pensions A-Day', without this one-off gain, ROCE was 12.6%.

Investor information continued

Shareholder profile

	Number of holdings	%	Number of Ordinary Shares held at 24 February 2007	%
Analysis by type of shareholder				
Employees	48,615	16.98	128,932,792	1.62
Other individuals	218,950	76.45	439,249,566	5.53
Corporate institutions	18,826	6.57	7,379,167,200	92.85
	286,391	100.00	7,947,349,558	100.00
Analysis by size of shareholding				
1 – 1,000	187,571	65.49	43,491,398	0.55
1,001 – 10,000	85,203	29.75	272,328,816	3.43
10,001 – 100,000	11,933	4.17	275,208,348	3.46
100,001 – 1,000,000	1,083	0.38	352,735,665	4.44
above 1,000,000	601	0.21	7,003,585,331	88.12
	286,391	100.00	7,947,349,558	100.00

Financial calendar

Registrar and Shareholding Enquiries
If you have administrative enquiries about your holding of Tesco PLC shares (other than ADRs) please contact:

Lloyds TSB Registrars
The Causeway,
Worthing,
West Sussex BN99 6DA
Telephone 0870 600 3970

Consolidated Tax Vouchers
If your dividend is paid directly into your bank or building society account you will receive one tax voucher each year. The consolidated tax voucher will be sent to you in December at the time that the interim dividend is paid and will cover both dividend payments in the tax year. This will help you to complete your tax return. This does not affect your dividends or the tax that you pay in any way. If you would prefer to receive a tax voucher with each dividend payment rather than one consolidated tax voucher each tax year, please call our shareholder helpline on 0870 600 3976.

If your dividend is not currently paid directly to your bank or building society account and you would like to benefit from this service please contact Lloyds TSB Registrars on 0870 600 3976 and they will be pleased to arrange this for you. By choosing to receive your dividends in this way you can avoid the risk of cheques getting lost in the post and ensure you receive your dividends on the payment day.

Note: Consolidated Tax Vouchers are not available to institutional shareholders.

Tesco Website
The Directors are responsible for the maintenance and integrity of the financial information on our website. This information has been prepared under relevant accounting standards and legislation.

Tesco information, including the Annual Report and Financial Statements 2007 and our Corporate Responsibility Review 2007, is available on our website: www.tesco.com/corporate

Electronic Communications
You can register for Shareview, a free on-line share information and dealing service operated by Lloyds TSB Registrars. Once you have registered you can:

- check your shareholding
- access shareholder information
- elect to receive information electronically, getting quick access to these important documents and helping to save the environment by reducing the amount of paper used
- vote on the resolutions at the Annual General Meeting.

To register, log on to www.shareview.co.uk and click on 'register now'. Your rights as a shareholder will not be affected in any way. If you have any questions about the service, please call 0870 600 3976.

Security reminder
Under the Companies Act we are obliged to hold all shareholders' names and addresses on a register of members and give a copy of this list to Registrar of Companies every year.

The Registrar of Companies makes this list available to anyone who requests it and many companies use this information (sometimes matching it to telephone records) to market their services. Tesco PLC has no relationship with, and does not endorse any of the services offered by these companies.

If you are concerned about any direct mailing or telephone calls purporting to be from Tesco, please contact us by writing to the Company Secretary, Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL or by calling us on 01992 632222.

Customer Services
Tesco Customer Services
Freepost SC02298
Dundee DD1 9NF
Telephone 0800 505555

Investor Relations
Investor Relations Department
Tesco PLC,
Tesco House,
Delamare Road,
Cheshunt,
Hertfordshire EN8 9SL
Telephone 01992 646484

Secretary and Registered Office
Mr Jonathan Lloyd
Tesco PLC,
Tesco House,
Delamare Road,
Cheshunt,
Hertfordshire EN8 9SL
Telephone 01992 632222

Financial Calendar

	2007
Financial year end	24 February
Results announced	17 April
Final dividend: ex-dividend date	25 April
Final dividend: record date	27 April
AGM	29 June
Final dividend: payment date	6 July
Half year end	25 August
Interim dividend: ex-dividend date	10 October
Interim dividend: record date	12 October
Interim dividend: payment date	21 December

Index

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TESCO | Every little helps

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Tesco PLC, Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL



TESCO | Every little helps

Annual Report and Financial Statements 2007

what's inside the reports



Annual Review and Summary Financial Statement

Read a full review of our UK and international business and a summary of our financial statement.



Annual Report and Financial Statements

Read our full financial statements and accounts.



Corporate Responsibility Review

Read about our social, environmental and ethical policies throughout our business.

These reports are available on-line at www.tesco.com/corporate

Every little helps

How to find out more on-line

Every year, more and more information is available for our shareholders, staff and customers on-line at www.tesco.com/corporate

Talking Tesco

Our Talking Tesco website is helping us to listen to our customers, suppliers and staff more easily. If you would like to make a comment please log on to www.tesco.com/talkingtesco



inside...

financial highlights growth on 2006*

10.9%
Group sales (including VAT)

13.2%
Underlying Group profit before tax†

20.3%
Group profit before tax

11.6%
Underlying diluted earnings per share†

18.5%
Diluted earnings per share

11.7%
Dividend per share

On a continuing operations basis	2007 52 weeks	2006 60 weeks	2006* 52 weeks
Group sales (£m) (including value added tax)	46,611	43,137	42,016
Group revenue (£m) (excluding value added tax)	42,641	39,454	38,443
Underlying Group profit before tax† (£m)	2,545	2,277	2,248
Group profit before tax (£m)	2,653	2,235	2,206
Underlying diluted earnings per share† (p)	22.36	20.30	20.04
Diluted earnings per share (p)	23.31	19.92	19.67
Dividend per share (p)	9.64	8.63	–
Group enterprise value (£m) (market capitalisation plus net debt)	40,469	30,841	–
Return on capital employed	12.6%‡	12.7%	12.5%

† Adjusted for IAS 32, IAS 39, the net difference between the IAS 19 income statement charge and 'normal' cash contributions for pensions, the Pensions Adjustment – Finance Act 2006 and impairment of the Gerrards Cross site.

* Restated for the year ended 25 February 2006 including 52 weeks for the UK and ROI and a comparable 12 months (March – February) for the majority of the remaining International businesses.

‡ Including the one-off gain from Pensions A-Day, ROCE was 13.6%.

Operating and financial review

Group summary

	2007 £m	2006• £m	Change %
Group sales (including value added tax)	46,611	43,137	8.1
Underlying profit before tax†	2,545	2,277	11.8
Group profit before taxation	2,653	2,235	18.7
Underlying diluted earnings per share (p)	22.36	20.30	10.1
Diluted earnings per share (p)	23.31	19.92	17.0
Dividend per share (p)	9.64	8.63	11.7

UK performance

	2007 £m	2006• £m	Change %
Sales (including value added tax)	35,580	32,657	9.0
Operating profit	2,083	1,788	16.5
Trading profit*	1,914	1,752	9.2
Trading margin‡	5.9%	5.8%	

Rest of Europe performance

	2007 £m	2006• £m	Change %
Sales (including value added tax)	6,324	5,820	8.7
Operating profit	324	263	23.2
Trading profit*	318	271	17.3
Trading margin‡	5.7%	5.3%	

Asia performance

	2007 £m	2006• £m	Change %
Sales (including value added tax)	4,707	4,660	1.0
Operating profit	241	229	5.2
Trading profit*	246	238	3.4
Trading margin‡	5.6%	5.4%	

† Adjusted for IAS 32, IAS 39, the net difference between the IAS 19 income statement charge and 'normal' cash contributions for pensions, the Pensions Adjustment Finance Act 2006 and impairment of the Gerrards Cross site.

* Trading Profit is an adjusted measure of operating profit excluding property-related items and replaces the IAS 19 income statement charge with 'normal' cash contributions for pensions.

‡ Trading Margin is calculated using sales excluding value added tax.

• Results for the year ended 25 February 2006 include 52 weeks for the UK and the Republic of Ireland and 14 months for the majority of the remaining International businesses.

This Operating and Financial Review (OFR) analyses the performance of the Tesco Group in the financial year ended 24 February 2007. It also explains other aspects of the Group's results and operations, including strategy and risk management.

Long-term strategy

Tesco has a well-established and consistent strategy for growth, which has allowed us to strengthen our core UK business and drive expansion into new markets. Our four part strategy to diversify the business was laid down in 1997 and has been the foundation of Tesco's success in recent years. The new businesses which have been created and developed over the last decade as part of this strategy now have scale, they are competitive and profitable – in fact, they make more profit than the entire Group did in 1997.

The objectives of the strategy are:

- to grow the core UK business;
- to become a successful international retailer;
- to be as strong in non-food as in food; and
- to develop retailing services – such as Tesco Personal Finance, Telecoms and tesco.com.

In 2006/07, Tesco has again delivered a strong performance, with all four parts of the strategy contributing. We have sustained good growth in the UK and coped well with the challenges of recovering competitors, rising costs and a cautious consumer background. In our international operations we have also made good progress, completing our largest ever programme of new store openings and weathered difficult conditions in some of our largest markets. In non-food, more customers are choosing to shop with us even in a period of more cautious consumer spending and we have launched Tesco Direct, which extends our reach in selling a broad range of products on the internet and via catalogue. Finally, our retailing services have delivered another good year, with tesco.com sustaining its rapid growth, Tesco Personal Finance making progress in challenging markets and Telecoms continuing to build its customer base strongly.


28,280
33,557
41,819
43,137
46,611
23,101
26,876
29,511
32,657
35,580
03
04
05
06*
07

SALES PERFORMANCE
£m

GROUP

UK

*Including 60 weeks International


7.7
16.3
14.2
11.9
10.7
9.0
4.0
6.7
9.0
7.5
5.6
03
04
05
06
07

UK SALES GROWTH %

TOTAL

LIKE-FOR-LIKE

53rd WEEK


2,134
2,285
2,450
2,802
2,990
1,228
1,520
1,704
1,795
1,883
03
04
05
06
07

CAPITAL EXPENDITURE
£m

■ GROUP
□ UK

Group performance

These results represent very good progress across the Group and have been achieved by investing to improve the shopping experience for customers in our businesses around the world. We have been able to deliver another solid sales performance, and through good cost control and productivity improvements we have grown profits faster than revenue – and thereby improved returns for shareholders. These improvements have been achieved whilst continuing to invest in the long term – in the people, assets, processes and systems, which will enable Tesco to sustain its success in the future.

Group These results are for the 52 weeks ended 24 February 2007, compared with the equivalent 52-week period for the UK and the Republic of Ireland combined with the 60-week period to the end of February 2006 for the majority of the international businesses. Where appropriate, and for ease of comparison, total Group and segmental results are also reported against a comparable 52-week period to 25 February 2006.

Group sales, including VAT, increased by 8.1% to £46.6bn (last year £43.1bn) and by 10.9% on a comparable 52-week basis. At constant exchange rates, sales increased by 7.9% and 10.8% respectively.

Last April, with our Preliminary Results for 2005/06, and following our transition to IFRS, we introduced an underlying profit measure, which excludes the impact of the volatile non-cash elements of IAS 19, IAS 32 and IAS 39 (principally pension costs and the marking to market of financial instruments). Underlying profit rose to £2,545m in the year, an increase of 13.2% on a comparable 52-week basis. This includes, as usual, property profits but excludes both the gain in the year from the Finance Act 2006 pensions adjustment (Pensions A-Day) and the impairment charge on our Gerrards Cross site.

With our Interim Results for 2006/07, we also began reporting segmental trading profit, which excludes property profits and, as our underlying profit measure does, also excludes the non-cash element of the IAS 19 pension charge. In the current year this measure also excludes the Pensions A-Day gain and the impairment charge on Gerrards Cross. Group trading profits were £2,478m, up 11.1% on last year on a comparable basis.

Group operating profit rose by 17.7% to £2,648m. Total net Group property profits were £139m, comprising £98m in the UK, a £6m loss in Asia and a £47m profit within Joint Ventures and Associates.

		Comparable Basis 52 weeks vs 52 weeks		Statutory Basis 52 weeks vs 60 weeks
	Actual rates	Actual rates	Constant	Actual rates
Group sales (inc. VAT)	£46,611m	10.9%	10.8%	8.1%
Group profit before tax	£2,653m	20.3%	19.9%	18.7%
Group operating profit	£2,648m	17.7%	17.4%	16.1%
Group underlying profit	£2,545m	13.2%	12.9%	11.8%
Group trading profit	£2,478m	11.1%	10.8%	9.6%
Trading margin	5.8%	–	–	–

International On a comparable 52 week basis, total international sales grew by 17.9% at actual exchange rates to £11.0bn and by 17.4% at constant exchange rates. Like-for-like sales in International grew by 2.0% in the year, with net new space contributing the remaining 15.4%.

International contributed £564m to trading profit, up 18.0% on last year on a comparable basis, with stable trading margins at 5.7%. At constant exchange rates, international trading profit grew by 16.5%. Before integration costs and initial operating losses, trading profit rose by 20.9% and margins increased slightly.


152
194
273
341
411
03
04
05
06
07
NUMBER OF INTERNATIONAL HYPERMARKETS

			Comparable Basis 52 weeks vs 52 weeks	Statutory Basis 52 weeks vs 60 weeks
	Actual rates	Actual rates	Constant	Actual rates
International sales (inc. VAT)	£11,031m	17.9%	17.4%	5.3%
International trading profit	£564m	18.0%	16.5%	10.8%
Trading margin	5.7%	–	–	–

In **Asia**, sales grew by 16.8% at actual exchange rates on a comparable 52 week basis to £4.7bn (last year £4.0bn). At constant rates, sales grew by 13.5%. After charging £0.3m of integration costs and initial operating losses on the Makro stores acquired in Malaysia, Asia trading profit increased by 18.8% to £246m at actual rates (last year £207m) on a comparable basis and by 14.5% at constant rates. Before integration costs and initial operating losses, trading profit increased by 14.7%. Trading margins rose in Asia to 5.6%, driven by strong performances in Korea, Thailand and Malaysia.

			Comparable Basis 52 weeks vs 52 weeks	Statutory Basis 52 weeks vs 60 weeks
	Actual rates	Actual rates	Constant	Actual rates
Asia sales (inc. VAT)	£4,707m	16.8%	13.5%	1.0%
Asia trading profit	£246m	18.8%	14.5%	3.4%
Trading margin	5.6%	–	–	–

In the **Rest of Europe**, sales rose by 18.7% to £6.3bn (last year £5.3bn) on a comparable basis. At constant rates, sales grew by 20.3%. Trading profit increased by 17.3% at actual rates to £318m (last year £271m) and by 18.0% at constant rates. Trading margins reduced slightly, after charging £14.0m of integration costs and initial operating losses on the stores acquired from Carrefour and Edeka in the Czech Republic and Casino in Poland, and with improvements in most of Central Europe, Ireland and Turkey being offset by the continuing effects of a weak economy in Hungary. Before charging integration costs, trading profit grew by 22.5% and margins rose.

			Comparable Basis 52 weeks vs 52 weeks	Statutory Basis 52 weeks vs 60 weeks
	Actual rates	Actual rates	Constant	Actual rates
Rest of Europe sales (inc. VAT)	£6,324m	18.7%	20.3%	8.7%
Rest of Europe trading profit	£318m	17.3%	18.0%	17.3%
Trading margin	5.7%	–	–	–

UK UK sales increased by 9.0% to £35.6bn (last year £32.7bn), with like-for-like growth of 5.6% (including volume of 5.0%) and 3.4% from net new stores. Excluding petrol, like-for-like sales grew by 5.6%. In our stores, we saw modest inflation of 0.2%, as our continued investment in lowering prices for customers was more than offset by the strength of seasonal fresh food prices.

Fourth quarter like-for-like sales growth, excluding petrol, was 5.8%. This compared with growth of 5.6% in the third quarter. Including petrol, like-for-like sales grew by 4.9%. Total sales grew by 8.2% in the quarter, including 3.3% from net new stores. In the final seven weeks of the financial year, like-for-like growth excluding petrol, was 5.8%, with 4.0% coming from net new stores (which includes Tesco Direct).

Increased productivity and good expense controls have enabled us to absorb significant external cost increases in the year, arising mainly from higher oil-related costs and increases in local business taxes. Start-up costs totalling £42m for Tesco Direct and establishing our operations in the United States were charged to the UK. Although the combined start-up losses were a little below our previous guidance of £50m, we expect these to increase during the current year, particularly in the US, as we recruit store and depot staff ahead of our planned launch later this year (see page 12).

Despite absorbing these additional costs, UK trading profit rose 9.2%, with trading margins at 5.9%, similar to last year.

	2006/7	Growth
UK sales (inc. VAT)	£35,580m	9.0%
UK trading profit	£1,914m	9.2%
Trading margin	5.9%	–

Joint Ventures and Associates Our share of profit (net of tax and interest) for the year was £106m compared to £82m last year. Tesco Personal Finance (TPF) profit was £130m, of which our share was £65m, down on last year after absorbing higher provisions for bad and doubtful debts. Profits from property joint ventures rose significantly, due to the sale of two stores (in which we remain tenants) to third parties, realising £47m of property profits from two of our joint venture companies during the year.

In September, we sold our 38.5% equity stake in GroceryWorks, an internet grocery retailing business in the United States (US), to Safeway Inc., which resulted in a profit of £22m.

Exceptional items Pensions adjustment (Pensions A-Day): In April 2006, a Finance Act revision was agreed. This change, known as Pensions A-Day, enabled members of our UK defined benefit scheme to gain additional pension flexibility, altering our pension scheme assumptions and resulting in a reduction of the future liability by £250 million pre-tax. Changes in pension assumptions for the Republic of Ireland pension scheme produced a smaller gain of £8m, bringing the total exceptional gain to £258m, recognised in the Income Statement. Gerrards Cross: we are facing continuing uncertainty in respect of our Gerrards Cross site as a result of the complex legal situation following the tunnel collapse. No decision has yet been taken about the future for this site. However, at year end we have written off the carrying value of our existing asset there (an impairment charge of £35m). We are not yet in a position to assess any recoveries or liabilities in respect of ongoing claims.

Finance costs and tax Net finance costs were £126m (last year £127m), giving interest cover of 21 times (last year 18 times). Total Group tax has been charged at an effective rate of 29.1% (last year 29.0%).

Underlying diluted earnings per share increased by 11.6% on a comparable basis, to 22.36p (last year – 20.04p).

Dividend The Board has proposed a final dividend of 6.83p per share (last year 6.10p). This represents an increase of 12.0%. As announced with our Preliminary Results last year, we have now built dividend cover to comfortable levels and this increase in dividend is again in line with growth in underlying diluted earnings per share, which includes net property profits. We intend to continue to grow future dividends broadly in line with underlying diluted earnings per share growth.

The final dividend will be paid on 6 July 2007 to shareholders on the Register of Members as at the close of business on 27 April 2007 (the dividend record date). Shareholders now have the opportunity to elect to reinvest their cash dividend and purchase existing Tesco shares in the Company through a Dividend Reinvestment Plan. This scheme replaced the scrip dividend at the last Interim Results and was introduced to reduce dilution of issued shares and improve earnings per share.

Cash flow and Balance Sheet Group capital expenditure (excluding acquisitions) rose as planned, to £3.0bn during the year (last year £2.8bn). UK capital expenditure was £1.9bn (last year £1.8bn), including £687m on new stores and £295m on extensions and refits. Total international capital expenditure rose slightly to £1.1bn (last year £1.0bn); comprising £0.4bn in Asia and £0.7bn in Europe.

The UK total includes £89m of capital invested in establishing our operations in the United States. We expect US investment to move to around the £250m level this year, in line with the guidance we issued when we announced our entry to the market last year. We expect Group capital expenditure this year to be around £3.5bn.

Cash flow from operating activities, including an improvement of £11m within working capital, totalled £3.5bn. Overall, the Group had a net cash outflow of £265m during the year, leaving net borrowings of £5.0bn at the year-end, £0.5bn higher than last year. Gearing was 48%.

Return on capital employed In April last year, we renewed our commitment to increasing our post-tax return on capital employed (ROCE), having exceeded our 2004 aspiration two years early. We set a new target to improve ROCE by a further 200 basis points. The strong performance of the business delivered slightly higher ROCE in 2006/07 – at 12.6% (last year 12.5%), (Including the one-off benefit from Pensions A-Day, ROCE was 13.6%). This represents good progress and was achieved despite carrying the extra start-up costs and investment in the US and Tesco Direct as well as the integration costs and capital employed in our International acquisitions and increased stake in Hymall. This means that ROCE is on track to meet our new target.

Total Shareholder Return Total shareholder return (TSR), which is measured as the percentage increase in the share price, plus the dividend paid, has increased by 36% in 2006/07, its largest value increase for ten years – and the fastest percentage growth rate for three years.

Over the last three years, TSR has grown 87% compared with the FTSE100 average of 58%. Over five years, the increase has been 102% compared to the increase in the average for FTSE100 companies of just 50%.

Releasing value from property

As announced last April, we plan to release cash from property through a sequence of joint ventures and other transactions, both in the UK and internationally and return significant value to shareholders, either through enhanced dividends (through the growth in underlying earnings per share, which includes property profits) or share buy-backs. The first of these deals, with the British Airways Pension Fund, which formed part of our plan to release some £5bn of funds from property over five years, was completed during the second half. A second, larger joint venture transaction was completed with The British Land Company PLC after the year end.

Combined, these two transactions involved the divestment to these joint ventures of some 5% of our UK store space. They realised £1,015m in net proceeds and were completed at very attractive initial yields below 4.5%, whilst also delivering significant property profits from which dividends are paid to shareholders. The average premium to book value on these transactions has been nearly 100%. Some of the proceeds have already been used to fund our share buy-back programme. Importantly, these joint ventures also provide us with the right platform to run our business for customers.

The net book value of our fixed assets is £17bn – most of it in freehold stores – even after these divestments. We estimate current market value to be around 65% higher than this.

Given the store of value embedded in our property and the strength of our covenant we have decided to divest more freehold property assets than the £5bn we announced last April. This is consistent with our commitment to retain the strong asset-backing to our balance sheet and the freehold element of our property base will be maintained above 70%.

At least £1.5bn of our originally planned £5bn of proceeds were to be used to buy Tesco shares in the market, initially to offset future dilution to earnings per share and almost £470m has already been spent in this way. In light of our enlarged programme of property divestment, we now plan to return a total of at least £3bn of the proceeds to shareholders.

Pensions The provision of Tesco's award-winning UK defined benefit pension scheme for our staff remains an important priority. It goes to the heart of our values and helps us attract and retain the best people. We manage and fund our scheme on an actuarial valuation basis and, as at December 2006, the scheme was estimated to be fully funded, largely as a result of improved asset performance.

IFRS requires that we value pension scheme liabilities using a high quality corporate bond yield and calculate the operating charge in the Income Statement as if invested purely in bonds. At February 2007, the IAS 19 pension deficit was just under £670m on a post-tax basis, a significant reduction on last year, reflecting Pensions A-Day. The A-Day change enabled members of our UK defined benefit scheme to gain additional pension flexibility, altering our pension scheme assumptions and resulting in a reduction of the future liability by £250m pre-tax (see pensions adjustment on page 6).

Key Performance Indicators (KPIs)

We operate a balanced scorecard approach to managing the business that is known internally within the Group as our Steering Wheel. This unites the Group's resources around our customers, people, operations, finance and the community. This enables the business to be operated and monitored on a balanced basis with due regard for all stakeholders. Some of the KPIs below are tracked through our Steering Wheel and others are tracked as a monitor of investor return.

	2007*	2006*
Sales growth		
Change in Group sales over the year (including value added tax)	10.9%	13.2%
UK sales growth	9.0%	10.7%
International sales growth	17.9%	23.0%
International sales growth (at constant exchange rates)	17.4%	15.5%
Profit before tax	£2,653m	£2,206m
Underlying profit before tax	£2,545m	£2,248m
Trading margin		
UK trading margin	5.9%	5.8%
International trading margin	5.7%	5.7%
Trading margin is calculated from the operating profit expressed as a percentage of Group revenue (sales excluding value added tax). It is a measure of profit generation from sales and is a comparable performance measure with other companies. This is how much we made from trade in our stores, taking account of the cost of the products sold, wages and salaries, expenses associated with running the stores, depots and head office, and the cost of depreciation of the assets used to generate the profits.		
Net cash (outflow)/inflow	£(265)m	£165m
Net cash inflow is the cash received less cash spent during the financial period, after financing activities.		
Capital expenditure	£3.0bn	£2.8bn
This is the cash invested in purchasing fixed assets.		
UK	£1.9bn	£1.8bn
International	£1.1bn	£1.0bn
Net borrowings and gearing		
Net borrowings	£5.0bn	£4.5bn
Gearing	48%	48%
Return on Capital Employed (ROCE)	12.6%‡	12.5%
ROCE is calculated as profit before interest less tax divided by the average of net assets plus net debt plus dividend creditor less net assets held for sale. ROCE is a relative profit measurement that not only incorporates the funds shareholders have invested, but also funds invested by banks and other lenders, and therefore shows the productivity of the assets of the Group.		
Underlying diluted earnings per share	22.36p	20.04p
Underlying diluted earnings per share is the calculation of profit after tax and minority interest divided by the diluted weighted average number of shares in issue during the year. It is the amount which could be paid out on each share if the Company decided to distribute all its profits as dividends instead of retaining some for future expansion.		

* On a 52-week comparable basis.

‡ Including the one-off gain from Pensions A-Day, ROCE was 13.6%.

	2007	2006
Total shareholder return	36.0%	45.8%
Total shareholder return is the notional return from a share and is measured as the percentage change in the share price, plus the dividend paid. This is measured over the last five years.		
Full year dividend per share	9.64p	8.63p
The growth of the dividend per share from one period to the next is important to shareholders since this represents their actual cash return, and is usually paid twice a year.		

We monitor a wide range of KPIs, both financial and non-financial. Across the Group, KPIs are set locally, with oversight from the Executive Directors, to ensure they are tailored to drive the priorities of each business. Each business operates a Steering Wheel, our balanced scorecard. During the last year we have made good progress with rolling-out our Corporate Responsibility management system to our International operations. We report quarterly on social, ethical and environmental matters alongside their Customer, Operations, Finance and People KPIs. More detail on each country follows in the 'Operations, resources and relationships' section.

The following are some KPIs for the UK and Group operations.

	2007	2006
UK market share		
Grocery market share*	21.0%	20.2%
Non-food market share	8.0%	7.0%
*This is measured as the share of all spend by all shoppers through Taylor Nelson Sofres Superpanel (Total Till Roll) data.		
Supplier viewpoint measure	94%	94%
We aim to monitor supplier relations through the Supplier Viewpoint Survey. The target is for over 90% of suppliers to view Tesco as being trustworthy, reliable, consistent, clear, helpful and fair.		
Employee retention	84%	83%
This measure shows the percentage of employees who have stayed with the business for longer than one year. It is one measure that we use to monitor employee loyalty and satisfaction and we aim to exceed 80% retention of experienced staff.		
Energy consumption	12.5%	5.5%
For 2006/07 our target was to reduce energy consumption by 12% (2005/06 – 5%).		

Operations, resources and relationships

We have continued to make good progress with all four parts of our strategy:

- grow the core UK business
- become a successful international retailer
- be as strong in non-food as in food, and
- develop retailing services

We have done this by keeping our focus on trying to improve what we do for customers. We try to make their shopping experience as easy as possible, lower prices where we can to help them spend less, give them more choice about how they shop – in small stores, large stores or on-line, and seek to bring simplicity and value to sometimes complicated markets.

International Despite challenging economic conditions and political uncertainty in some of our markets, our international businesses delivered another good performance. Sales growth has been strong – with like-for-like growth in all but one of our markets (Hungary being the exception) and profits have again moved ahead well. Margins continue to improve, despite absorbing significant integration costs from the in-market acquisitions we have completed in the year – in the Czech Republic, Poland and Malaysia.

We are building-out our store networks more rapidly in existing markets – through a combination of strong organic growth and acquisitions. 484 stores, with 8.2m sq ft of selling area, were opened during the year, including 76 hypermarkets. This is four times the amount of new space opened in the UK. In Rest of Europe we opened over 4.7m sq ft of space and in Asia 3.5m sq ft.

These numbers included the acquisition of:

- 11 Carrefour stores in the Czech Republic in May 2006 as part of the asset swap deal announced in September 2005, plus 27 small stores from Edeka in April, which together added 1.2m sq ft – or 45% to our space there.
- 146 Leader Price stores in Poland in December, which added a total of 1.4m sq ft – the equivalent of 29% of the existing sales area.
- Eight large Makro stores in Malaysia in January, which added 0.9m sq ft of sales area, nearly doubling our space in the market.

We are keen to participate further in the process of consolidation which is now taking place in many International markets but we are selective purchasers of assets or businesses.

At the end of February, our international operations were trading from 1,275 stores, including 411 hypermarkets, with a total of 40.4m sq ft of selling space. Nearly 60% of Group sales area is now in International. Excluding the United States, we expect to open 442 new stores in our International markets during the current year, adding 7.6m sq ft of selling area.

Returns – CROI* All our established markets are now profitable and with growing local scale, increasing store maturity and the benefits of investment in central distribution now flowing, returns from our International operations are continuing to rise. On a constant currency basis, cash return on investment (CROI*) for International has increased again – to 11.5% with our lead markets overall maintaining significantly higher levels.

Asia

- In **China** we trade from 47 hypermarkets, mainly in Shanghai, and the first stores in China's other large regional markets – Guangzhou, Shenzhen and Beijing (our first Tesco-fascia store) have opened well. Our new range of over 1,000 Tesco own brand lines have been well-received by customers. Hymall's sales have continued to grow strongly – up overall by 19% in the year, with strengthening like-for-like sales as the year progressed. As a result of carrying higher overheads as we invest to equip the business to grow faster, it made a small loss after tax and interest, of which our share was £6m.
- In a still subdued retail market in **Japan** we made progress, with modest overall sales growth and a stronger like-for-like performance. Our focus in the year has been on refining and developing the trial Express-type stores into a profitable, expandable format and implementing our 'Tesco in a Box' suite of operating systems successfully. We now plan to push on with a much larger opening programme of up to 35 new stores this year.
- In **Korea**, Homeplus continued to do well, with solid sales and very strong profit growth in more challenging market conditions than in recent years. During the year we opened 29 new stores and, including extensions, almost 1m sq ft of space. Most of our new selling area came from large hypermarkets, but our development programme is now broadly-based with nearly 20% coming from store extensions, 21% from compact hypermarkets and the remainder from the roll-out of our successful Express convenience format, which now has almost 40 stores trading. We have a strong forward pipeline of new space, including plans to double the size of the Express business.

* Cash return on investment (CROI) is measured as earnings before interest, tax, depreciation and amortisation, expressed as a percentage of net invested capital.

- Tesco **Malaysia** has made excellent progress, moving strongly through to profitability in the year, delivering another year of very strong (over 50%) sales growth, and achieving a near-doubling of space helped by the Makro acquisition, which completed in January. Substantial refits to the Makro stores have now begun, taking eight to nine weeks per store to complete and involving significant changes to layouts and ranges. We are developing a good market position in Malaysia with a strong new store programme in place for this year which will add a further 22% of space to our network.
- Political uncertainty in **Thailand** during the second half of the year produced a difficult business climate. Nevertheless, Tesco Lotus, which has a strong market position, again performed well, delivering good growth in sales and profit. The successful development and roll-out of new small formats continues and to date, we have 370 stores trading across four formats, including 75 hypermarkets (of which 17 are Value stores). We also have 266 Express stores and 29 supermarkets which are proving very popular with customers.

Europe Our rate of expansion in European markets stepped up significantly in the year with 4.7m sq ft of new space added – representing almost 30% growth. Successful regional initiatives to strengthen our business – from pan-European purchasing of own brand products and fresh produce to the introduction of the Cherokee clothing range – have contributed to further improvements in our competitiveness. Customer numbers are up significantly and this is driving substantial market share gains.

- In the **Czech Republic**, our business has grown by almost two-thirds in the year and is now one of the leaders in the market. We again delivered strong profit growth despite competitive market conditions and the challenges of integrating the Carrefour and Edeka acquisitions. Conversion of the 11 Carrefour stores is almost complete,, we have a strong organic store opening programme which will add some 13% to our space in the current year and we have begun remodelling our department stores – with the first, at Brno, performing well.
- We continued to make progress in **Hungary** but although overall sales grew, profit performance was below budget. The effects of Government austerity measures last August on an already difficult economic and retail environment have been severe. Consumer spending levels are significantly down, with non-food categories particularly affected. Despite these challenges we have a strong market position which we have continued to strengthen by lowering prices, expanding our store network and developing our infrastructure. We opened 14 new stores in 2006/07, including 10 hypermarkets, and we plan to add 15% to our total space in the current year.
- Against the background of an improving economy and a consolidating retail industry in **Poland**, we are making very good progress, with rising sales, profits and returns. Sales growth has continued to be strong, driven by sustained improvement in existing store performance and a growing contribution from new space. The development of our 1k (around 10,000 sqft), 2k and 3k store formats as part of an enlarged opening programme is going well. The acquisition of the Leader Price stores from Casino, which was announced last July and completed in December has accelerated our 1k format expansion and contributed to a 37% overall space increase in Poland. Leader Price stores are being converted rapidly to Tesco with, on average, 25% sales uplifts.
- Tesco **Ireland** delivered another excellent performance with improved profits and another year of strong sales growth in existing stores. Our new store opening programme will be substantially bigger this year – with 240,000 sq ft, representing growth of over 10%. The new 740,000 sq ft distribution centre at Donabate, in north Dublin, opens this month. Our competitive position is also strong and we're investing more for customers – for example, our largest ever programme of price cuts in Ireland, which started last spring, has been well-received.
- In **Slovakia** the success of our compact hypermarket format and a strong economy have underpinned pleasing growth in sales, profits and returns. We now have 25 such stores, representing approaching half of our total space, with more planned. We introduced our 1k format this year – opening the first store at Vrable and we now have six trading with nine more planned this year. Our organic expansion will add around 15% to our space this year.

- Our Kipa business in Turkey, continues to grow strongly and profitably and now has the capability and resources to become a national business. We now have 15 hypermarkets trading, with the majority now outside our base in Izmir, including our first store in Thrace, with 24 more planned for the current year. The early introduction of Express in Turkey has also gone well, with 15 stores now trading, including three in Antalya. We have invested in creating the infrastructure for a business of scale – initially in management and systems – and also in supply chain, with our first major distribution centre (at Yasibasi) covering 400,000 sq ft, planned to open this month.

United States We are on track to open our first stores – under the Fresh & Easy Neighborhood Market banner – on the west coast of the United States, as planned, later this year. Our El Segundo office is now staffed by over 150 people and the construction of our Riverside distribution centre on the eastern edge of Los Angeles (LA) is on schedule. Site acquisition for our 10,000 square foot convenience format stores is also going well and we expect to be able to open a significant number (at launch) across the LA, Phoenix, Las Vegas and San Diego markets.

Recruitment and training of staff for the stores will begin soon which, combined with the other pre-launch costs and initial trading losses, will involve a planned rise in estimated US start-up costs to around £65m in the current financial year. Thereafter, as previously announced, we expect initial trading losses to diminish and the business to move into profitability during its third financial year of operation. Our intention remains to commit some £250m of capital per annum to the US going forward, although given the phasing of our investment and the higher leasehold element of the early stores, capital invested last year was lower – at £89m. We will begin formal reporting of US performance separately within our International operations from opening.

Core UK Tesco made further good progress in the UK; coping well with recovering competitors by delivering an improved shopping trip for customers. UK sales grew by 9.0% in the year, including a like-for-like increase of 5.6%. Both customer numbers and spend per visit increased.

We have continued to invest in the things that matter for customers and although we can still get better, we have made real improvements to the shopping trip:

- Our Price Check survey, which compares 10,000 prices against our leading competitors weekly, shows that our price position has improved again during the year (for more information see www.tesco.com). In a market to which food price inflation has returned for the first time in several years, driven by the higher energy costs and strong seasonal food prices, Tesco has invested more than ever in helping to keep prices as low as possible for customers.
- The implementation of new checkout technology across our stores means that we can now monitor and manage the checkout service customers receive much more precisely – by customer, by store and by the hour. As a result, nearly 350,000 more customers a week receive our 'one-in-front' checkout queue promise.
- On-shelf availability, which we measure using our in-store picking of tesco.com orders, has also improved again and more customers are able to buy everything they want when they shop at Tesco. Although there is still scope to get better – particularly during evenings and on Sundays – the most marked improvement has been achieved in fresh foods, which has seen a fifth consecutive year of higher availability.
- We've also introduced significant changes to our ranges in response to customer demand. For example, we are selling a much larger Organics range which is now fully integrated into ranges across our stores – with sales up almost 40%; we have introduced over 1,000 new premium lines, including a faster pace of new product launches for Finest.
- All of our eligible own-brand products now carry our GDA nutritional signpost labels. We have created a system that is easy to understand and practical to use and recent sales data suggests we have made a genuine impact on customer behaviour, which in turn has helped us to improve and reformulate many Tesco products.

Step-Change We delivered efficiency savings ahead of plan in the year – with £350m achieved through the Step-Change programme, which brings together many initiatives to make what we do better for customers, simpler for staff and cheaper for Tesco. Most of these savings are reinvested to improve our offer for customers. We aim to make similar incremental savings in the current year.

New Space We opened a total of just over 2m sq ft of new sales area, adding a net 7.3% to our UK sales area during the year in all formats, of which 800,000 sq ft was in store extensions, principally for Extra. We opened another 30 Extra hypermarkets, bringing the total to 147, most of them developed through extensions to existing stores. Extra now represents 37% of our total sales area.

In total, a further 2.1m sq ft is planned to open in the current year, of which store extensions will represent over 30%, and a significant proportion of this will be allocated to non-food. 85 new Express stores opened during the year, bringing the overall total to 735 and a similar programme is planned for the current year.

Non-food Despite a less helpful consumer environment in the UK, our general merchandise business has again made very good progress, with sales growing significantly faster than in our core operations and the proportion of our sales represented by non-food rose to 25% (excluding petrol). With our relatively low market shares in many general merchandise categories, the growing popularity of our offer for customers and the scope to expand our stores or sell more though direct channels, these areas provide exciting growth opportunities for Tesco.

Group non-food sales have grown to £10.4bn, including £2.9bn in International. Sales growth, in the UK alone, was 11.6% in the year, with total non-food sales increasing to £7.6bn (included in reported UK sales). Volume growth was again even higher, driven by our ability to pass on lower prices to customers, funded by our growing scale and supply chain efficiency and the benefits of more direct sourcing in Asia.

We have seen strong growth in most large non-food categories, including product groups which have seen flat or reduced overall consumer spending. Most, but not all of our established categories, which benefit less from new space, grew strongly. Those which did well included health & beauty where sales increased by 9% and news and magazines, also up 9%. Although we increased market share, sales in entertainment (DVDs, CDs etc) were weak as a result of the growth of internet downloading and deflation.

Our newer categories saw strong growth. Clothing sales again grew well – up by 16% – in a subdued market, partly affected by unseasonal weather and we made strong market share gains by volume and value. Some product groups, which we have been able to allocate more space to in our larger Extra stores, did particularly well. For example, toys and sports goods were up 30%, consumer electronics sales rose by 35%, stationery and DIY both up by 23%.

Tesco Direct Last September, we announced plans to expand our non-food offer substantially and make it more accessible for customers through tesco.com and our catalogue. We started Tesco Direct in a low key way – with initially 8,000 products offered on-line and 1,500 by catalogue, including new categories such as furniture. We have now launched a more comprehensive offer – with 11,000 items on our website, 7,000 of which are in our catalogue and begun the roll-out of several of our innovative options for customers to order and collect. As well as wider ranges, Tesco Direct provides customers with the choice of ordering on-line, by phone or in selected stores and market-leading delivery options, including two-hour slots for home delivery, the option to pick-up from some stores (soon to be 200) and very short lead times on furniture orders. The customer response so far has been very encouraging.

Homeplus The performance of our Homeplus trial non-food stores – we now have six units trading – has been pleasing. Our most recent trial store in Chelmsford, trading from 50,000 sq ft, has traded well. It stocks a general merchandise range similar to the assortment offered in larger Extra hypermarkets and is also able to provide more space than the earlier trial stores for promotions and seasonal events. A further store is planned but no decision has yet been taken on further expansion for this format.

Retailing services Our efforts to bring simplicity and value to sometimes complicated markets are behind the success of our retailing services businesses. Also underpinning this element of our strategy is a strong economic model, based around leveraging existing assets – either our own or a partner's – so that we can simultaneously price our services competitively for customers and also achieve high returns for shareholders.

- Tesco Personal Finance (TPF) has delivered a creditable performance in a difficult financial services market as a consequence of making higher provisions for bad and doubtful debt. Profit, net of interest and tax, is £130m (last year £139m) of which Tesco's share is £65m. Market conditions in two of TPF's core markets – credit cards and motor insurance – remain difficult, but a strong programme of new product launches is planned for the current year.
- tesco.com sales continued to grow strongly – up by 29.2% in the year to £1,226m. Profit, before the start-up costs associated with Tesco Direct also rose strongly – by 48.5% to £83.4m. The grocery and wine business now has over 850,000 regular customers and more than 250,000 orders a week.

- Telecoms moved into profit during the year and continued to build its customer base successfully through a combination of simple, great value tariffs, good service and innovative new products. Tesco Mobile, our joint-venture with O2, was the fastest-growing pay-as-you-go network in the UK in 2006, taking almost a 30% share of new business – and ended the year with 1.4m customers. It was also recognised in industry surveys* as number one network for overall customer satisfaction. Strong sales of handsets in the year means that Tesco overall is now the UK's largest retailer of branded pay-as-you-go mobile phones.

Resources and Relationships

Customers Our customers have told us what they want from an 'Every little helps' shopping trip and this year 46,000 shared their ideas on how to improve the shopping trip for all customers. Clubcard also helps us to understand what our customers want, whilst allowing us to thank them for shopping with us – this year we gave away over £340m in Clubcard vouchers.

We don't always get it right but we try to make their shopping trip as easy as possible, reduce prices where we can to help them spend less and give them the convenience of shopping when and where they want – in small stores, large stores or on-line.

Employees With over 400,000 staff in 13 countries, we play an important role in creating employment, fostering skills and generating economic development. Our people are our most important asset. Looking after our staff so that they can look after our customers is one of the core values of the business. We are committed to providing market-leading working conditions for our staff and we encourage our suppliers to do the same.

In the UK, we offer our staff a market-leading package of pay and benefits:

Employee Share Schemes Through share ownership and share incentive schemes, over 165,000 of our people have a personal stake in Tesco. Staff were awarded shares worth a record £77m last May under our Shares in Success scheme. 50,000 staff were able to benefit when Save As You Earn schemes matured in February, giving them access to shares worth £148m.

Training and Development We are committed to developing our people to bring out the best in everyone and do what we can to enable all our people to reach their potential. All our staff have access to training programmes and personal development planning to ensure that they have the right skills to do their job.

Diversity We try to ensure that at all times and in every aspect of employment, including recruitment, training, and development, everyone receives the same treatment, regardless of factors such as gender, age, colour, creed, race, ethnic origin, disability, marital status, religion or belief, trade union membership or sexual preference and orientation.

Suppliers To be a successful, sustainable business we have to ensure that our drive to bring cheaper prices is achieved without compromising our standards, reducing quality, damaging the environment or harming the suppliers and workers who produce the goods we sell. So we take a partnership approach to working with suppliers – sharing our knowledge and listening to suppliers' feedback. This includes providing technical expertise, advice and insight into customer trends and making regular payment, on time.

We are one of four signatories to the UK Government's statutory Supermarkets Code of Practice. Since the Code's introduction we have run tailored training for all Tesco buyers to promote understanding and compliance. If problems do arise in supplier relationships we aim to air and resolve them through constructive discussion. To aid this process we appointed a Code Compliance Officer to hear formal complaints, confidentially if requested, and we hope that our annual Supplier Viewpoint Survey encourages suppliers to give us more feedback on our relationships. Our target is for feedback to show that at least 90% of our suppliers view Tesco as being trustworthy, reliable, consistent, clear, helpful and fair.

We carry out ethical audits and target ourselves to cover 100% of our high risk own brand suppliers and ensure all commercial teams have received training on supply chain labour standards.

Corporate Responsibility As a responsible Company, Tesco works hard to bring real benefits to the communities we serve, the environment and the economy. This is recognised through our inclusion in the FTSE4Good and Dow Jones Sustainability indices.

Our fundraising efforts have again delivered great results. Each year we contribute the equivalent of at least 1% of our pre-tax profits to charities and good causes and a total of £43m was given during 2006/07 in donations, staff time and gifts in kind. Our Charity of the Year was Whizz-kids, for which staff and customers raised £3.4m.

* TNS Prognostics Mobile Satisfaction Survey, Q4 2006.

Community, environment and corporate responsibility

People tell us they want us to use our size and reach to be a force for good in society. To help us meet this challenge we decided in 2006 to introduce a new Community Plan. This is part of our Steering Wheel, setting out objectives that the business will deliver. It will ensure we provide the right resources, energy and focus to meet the expectations of our customers and other stakeholders in this area.

We have made significant progress this year on the Community Plan and on our key objectives of being a good neighbour in the communities we serve and being fair, responsible and honest, particularly on the environment. This has been recognised through our continued inclusion in FTSE4Good and Dow Jones Sustainability indices.

Environment

- We have committed to reduce the amount of packaging on both branded and Tesco own label products by 25% by 2010. We will also label all our packaging according to whether it can be re-used, recycled or composted – and if it cannot, we will label that too. The first labelled products will be on our shelves by 2008.
- In the UK, Tesco has achieved an absolute reduction in energy use in our buildings, despite growing sales by 9% and sales area by over 7%. We have achieved this by making energy reduction a top priority throughout our business – from the boardroom through to our staff working in our stores.
- We are beginning the search for a universally accepted and commonly understood measure of the carbon footprint of our products covering their lifecycle from manufacture through to use. This will enable us to label all our products so that customers can compare their carbon footprint as easily as they can currently compare prices or nutritional profiles.
- Our Green Clubcard scheme – rewarding customers with extra Clubcard points for environmentally friendly behaviour – is helping us to meet our target of reducing carrier bags by 25% by 2008. Over 400m bags have already been saved since the scheme launched in August 2006.
- We are also encouraging customers to make a difference by making green products more affordable. For example, we have halved the price of energy-efficient light bulbs making them even more cost-effective than traditional light bulbs over their life-span.
- The rapid growth in sales of organic food is testimony to the fact that people will make greener choices if we give them the right information, opportunity and incentive. The competitive pricing of organic products means that, for many, they are no longer luxury items. We now sell them alongside the standard ranges, on the same shelves, instead of in a separate section. We have improved the range and this has helped to generate 40% year-on-year growth in sales.

Health

- We are well on our way to our target of encouraging two million people to be physically active in events organised or sponsored by Tesco in the build up to the London 2012 Olympics. For example, over 240,000 people took part in the Tesco Great School Run, setting a Guinness World Record in the process, and 750,000 women took part in the Cancer Research Race for Life in 2006/07, which has been supported by Tesco for the last five years.
- We are the first supermarket to complete front of pack nutritional labelling on all of our 6,600 eligible own-brand products.

Community and Charities

- We were pleased to be one of the first retailers to enter into Local Employment Partnerships, a new Government initiative announced in the recent Budget, whereby we will increase the prospects for unemployed people to get an interesting job and an opportunity to get on. This builds on our groundbreaking Tesco Regeneration Partnerships which have revitalised the prospects and opportunities for almost 4,000 people including long term unemployed, single parents, disabled and redundant workers, through our unique job guarantee for everyone who completes our training.
- Our Community Conference in partnership with the British Red Cross and the Work Foundation brought together voluntary groups, charities, businesses and Government to explore the role of business in local communities.
- We have raised £3.4m for our 2006 Charity of the Year, Whizz Kidz, which provides disabled children with their own customised mobility equipment. This is more than double our original £1.5m target, and is the highest amount raised in any Charity of the Year partnership to date.
- Our 2007 Charity of the Year is the British Red Cross. As well as aiming to raise £2m, we are also working with them to develop a volunteering scheme for our staff, giving them paid time off to make a positive contribution to local communities.
- We are helping schools through our Computers for Schools, and Sports for Schools and Clubs schemes. We have now given away over £108m in computer equipment since Computers for Schools launched in 1992, and in 2006/07 gave away over £7.5m worth of equipment and lessons through Schools for Sports and Clubs.

Suppliers & Farmers

- We are committed to increasing the number of local products in store. Regional roadshows in Cornwall, the Isle of Wight, the North-West and Wales attracted over 300 small suppliers and we have already launched 58 new lines in our South West stores as a result of the roadshow in Cornwall.
- We will help dairy farmers by offering direct contracts to named farmers, raising the price they receive to around 22 pence per litre, and sourcing more for our 'Localchoice' milk from local farms – this will be sold for slightly more per litre than standard milk so that these smaller producers can make returns more in line with the proportionately higher costs of their business.

Risks and uncertainties

Introduction Risk is an accepted part of doing business. The real challenge for any business is to identify the principal risks and to develop and monitor appropriate controls. A successful risk management process balances risks and rewards and relies on a sound judgement of their likelihood and consequence.

The Tesco Board has overall responsibility for risk management and internal control within the context of achieving the Group's objectives. Our process for identifying and managing risks is set out in more detail on page 24 of the Corporate Governance Statement in this Annual Report. The key risks and mitigating factors are set out below.

Business strategy If our strategy follows the wrong direction or is not efficiently communicated then the business may suffer.

We need to understand and properly manage strategic risk in order to deliver long-term growth for the benefit of all our stakeholders. Our strategy is based on a four-part strategy: to grow the core UK business, be as strong in non-food as in food, develop retailing services and become a successful international retailer. Pursuit of this four-part strategy has allowed the business to diversify. At a strategic level, diversification and pursuit of growth in emerging markets has the effect of reducing overall risk by avoiding reliance on a small number of business areas. However, by its very nature, diversification also introduces new risks to be managed in areas of the business that are less mature and fully understood.

To ensure the Group continues to pursue the right strategy, we dedicate two full days a year to reviewing strategy as well as discussing it at every Board meeting. The Executive Committee also holds specific sessions on a regular basis. We have structured programmes for engaging with all our stakeholders including customers, employees, investors, suppliers, government, media and non-governmental organisations.

We also invest significant resources in ensuring our strategy is communicated well and understood by the parties who are key to delivering it. The business operates a 'Steering Wheel' – a balanced scorecard process – in all countries and significant business units such as Dotcom to help manage performance and deliver business strategy.

Financial strategy and Group Treasury Risk The main financial risks of the Group relate to the availability of funds to meet business needs, the risk of default by counter-parties to financial transactions, and fluctuations in interest and foreign exchange rates.

The Treasury function is mandated by the Board to manage the financial risks that arise in relation to underlying business needs. The function has clear policies and operating parameters, and its activities are routinely reviewed and audited. The function does not operate as a profit centre and the undertaking of speculative transactions is not permitted.

A description of the role of the Finance Committee and Internal and External Audit is set out in the Corporate Governance section, page 25 of the Annual Report.

Operational threats and performance risk in the business There is a risk that our business may not deliver the stated strategy in full particularly since, like all retailers, the business is susceptible to economic downturn that could affect consumer spending. The continuing acquisition and development of property sites also forms an intrinsic part of our strategy and this carries inherent risks.

We try to deliver what customers want better than our competitors by understanding and responding to their behaviour. All of our business units have stretching targets based on the Steering Wheel and the performance of all business units is monitored continually and reported monthly to the Board. We manage the acquisition and development of our property assets carefully. We consider and assess in detail every site at each stage of acquisition and development and ensure that relevant action is taken to minimise any risks.

Our aim is to have broad appeal to all customers in our different markets, minimising the impact of changes to the economic climate.

Competition and consolidation The retail industry is highly competitive. The Group competes with a wide variety of retailers of varying sizes and faces increased competition from UK retailers as well as international operators here and overseas.

Failure to compete with competitors on areas including price, product range, quality and service could have an adverse effect on the Group's financial results.

We aim to have a broad appeal in price, range and store format in a way that allows us to compete in different markets. We track performance against a range of measures that customers tell us are critical to their shopping trip experience. We constantly monitor customer perceptions of ourselves and our competitors to ensure we can respond quickly if we need to.

People capabilities Our greatest asset is our employees. It is critical to our success to attract, retain, develop and motivate the best people with the right capabilities at all levels of operations. We consider our people policies regularly and are committed to investing in training and development and incentives for our people such as profit sharing. Our 'Talent Planning' process helps individuals achieve their full potential. We also carry out succession planning to ensure that the needs of the business going forward are considered and provided for. There are clear processes for understanding and responding to employees' needs through our People Management Group, staff surveys, regular performance reviews, involvement of trade unions and regular communication of business developments.

Reputational risk As the largest retailer in the UK, expectations of the Group are high. Failure to protect the Group's reputation and brand could lead to a loss of trust and confidence. This could result in a decline in the customer base and affect the ability to recruit and retain good people.

Like other companies we must consider potential threats to our reputation and the consequences of reputational damage. Emotional loyalty to the Tesco brand has helped us diversify into new areas like retail services and non-food and we recognise the commercial imperative to do the right thing for all our stakeholders and avoid the loss of such loyalty. The Tesco Values are embedded in the way we do business at every level and our Code of Ethics guides our behaviour in our dealings with customers, employees and suppliers. We engage with stakeholders in every sphere to take into account their views and we try to ensure our strategy reflects them. The launch of the Community Plan has demonstrated our commitment to tackling a wide range of societal and environmental issues. We have high level committees including the Corporate Responsibility Committee and Compliance Committee to help guide and monitor our policies.

Environmental risks Our key environmental risks are related to minimising energy usage in stores and transportation, waste management and our ability to respond to consumer concerns in this area. We develop environmental policy through engaging with key stakeholders and experts in this field to achieve sustainable growth and minimise our environmental impacts and the Group's approach is brought together in a consistent manner by the Corporate Responsibility Committee. Policy is reviewed regularly by the Compliance Committee and Corporate Responsibility Committee. We recognise the opportunities for competitive advantage through energy efficiency and look for continuous improvement through innovations and better ways to help customers act responsibly towards the environment.

Product safety The safety and quality of our products is of paramount importance to Tesco as well as being essential for maintaining customer trust and confidence. A breach in confidence could affect the size of our customer base and hence financial results.

Tesco has detailed and established procedures for ensuring product integrity at all times especially for our own-label products. There are strict product safety processes and regular management reports. We work in partnership with suppliers to ensure mutual understanding of the standards required. The business also monitors developments in areas such as health, safety and nutrition in order to respond appropriately to changing customer trends and new legislation. We have clear processes for crisis management, pulling together expert teams should we need to respond quickly on issues.

Ethical risks in the supply chain We do business with a large number of own-brand suppliers in over 90 countries and the supply chain is made of complex relationships – from individual farmers and growers through to processors, manufacturers and distributors. There is a risk that any part of the supply chain might not adhere with the Group's high ethical standards (which are set out on our website).

To minimise this risk we have a partnership approach to working with suppliers providing a certain and growing market for their products, regular payments and payments on time, and our commitment to sharing our understanding of customers and changing consumer behaviour. We also have a programme of regular risk assessments and audits of suppliers on ethical issues to complement our compliance work on product safety, quality and capability.

Fraud and compliance As the business grows in size and geographical spread, the risk of occurrence of fraudulent behaviour by its employees increases. While the vast majority of our staff are completely honest, there remains the potential for fraud and other dishonest activity at all levels of the business from shop floor to senior management. The Group takes extensive steps to reduce this risk. Relevant accounting and other procedures and controls at all levels are clearly set out and audited across the business to reduce the risk of fraud. The Group gives clear guidance on behaviour to employees through the Values and the Code of Ethics. The Audit department undertakes detailed investigations into all areas of the business and highlights to the Audit Committee its findings. The Compliance Committee formulates and monitors the implementation of, and compliance with appropriate policies on key areas of ethical behaviour, including fraud.

IT systems and infrastructure The business is dependent on efficient Information Technology (IT) systems. Any significant failure in the IT processes of our retail operations (e.g. barcode scanning or supply chain logistics) would impact our ability to trade. We recognise the essential role that IT plays across the Group in allowing us to trade efficiently and that we can also achieve commercial advantage through implementing IT innovations that improve the shopping trip for customers and make life easier for employees. We have extensive controls in place to maintain the integrity and efficiency of our IT infrastructure and we share world-class systems from across our international operations to ensure consistency of delivery.

Regulatory and political environment We are subject to a wide variety of regulations in the different countries in which we operate because of the diverse nature of our business. Tesco may be impacted by regulatory changes in key areas such as planning laws, trading hours, and tax rules as well as by scrutiny by the competition authorities. We may also be impacted by political developments in the countries in which we operate. We consider these uncertainties in the external environment when developing strategy and reviewing performance. We remain vigilant to future changes in the UK and abroad. As part of our day-to-day operations we engage with governmental and non-governmental organisations to ensure the views of our customers and employees are represented and try to anticipate and contribute to important changes in public policy.

Activism and terrorism A major incident or terrorist event incapacitating management, systems or stores could impact on the Group's ability to trade. In addition to contingency plans, we have security systems and processes that reflect best practice.

Pension risks The Group's pension arrangements are an important part of our employees' overall benefits package especially in the UK. We see them as a strong contributor to our ability to attract and retain good people, our Group's greatest asset.

Management of the assets is delegated to a number of independent fund managers who have discretion to invest in Tesco PLC providing they do not exceed the proportion of the share in the total market.

Since the implementation of IAS 19 there is a risk that the accounting valuation deficit could increase if returns on corporate bonds are higher than the investment return on the pension scheme's assets.

The Company has considered its pension risks and has taken action by increasing contributions from April 2006 and by reducing risk in its investment strategy. The increase in contributions recognises the higher cost of providing pensions including an improvement in life expectancy.

Joint venture governance and partnerships As we continue to enter into new partnerships and joint ventures as well as developing existing arrangements, there remains an inherent risk in managing these partnerships and joint ventures. It is more difficult to guarantee the achievement of joint goals and we rely on partners to help achieve such goals. We may also be impacted by reputational issues which affect our partners. We choose partners with good reputations and set out joint goals and clear contractual arrangements from the outset. We monitor performance and governance of our joint ventures and partnerships.

Financial review

The main financial risks faced by the Group relate to the availability of funds to meet business needs, the risk of default by counter-parties to financial transactions, and fluctuations in interest and foreign exchange rates. These risks are managed as described below. The Balance Sheet position at 24 February 2007 is representative of the position throughout the year.

Funding and liquidity The Group finances its operations by a combination of retained profits, long and medium-term debt, capital market issues, commercial paper, bank borrowings and leases. The objective is to ensure continuity of funding. The policy is to smooth the debt maturity profile, to arrange funding ahead of requirements and to maintain sufficient undrawn committed bank facilities, and a strong credit rating so that maturing debt may be refinanced as it falls due.

The Group's long-term credit rating remained stable during the year. Tesco Group is rated A1 by Moody's and A+ by Standard and Poor's. New funding of £1.8bn was arranged during the year, including a net £0.5bn from property joint ventures and £1.2bn from medium-term notes (MTNs). At the year end, net debt was £5.0bn (last year £4.5bn) and the average debt maturity was nine years (last year six years).

Interest rate risk management The objective is to limit our exposure to increases in interest rates while retaining the opportunity to benefit from interest rate reductions. Forward rate agreements, interest rate swaps, caps and collars are used to achieve the desired mix of fixed and floating rate debt. The policy is to fix or cap a minimum of 40% of actual and projected debt interest costs. At the year end, £2.3bn of debt was in fixed rate form (last year £1.5bn) with a further £1.0bn of debt capped or collared, therefore 86% (2006 – 53%) of net debt is fixed, capped or collared. Fixed rate debt includes £693m of funding linked to the Retail Price Index (2006 – £472m).

This debt reduces interest risk by diversifying our funding portfolio. The remaining balance of our debt is in floating rate form.

The average rate of interest paid on a historic cost basis excluding joint ventures and associates this year was 4.8% (last year 5.2%).

Foreign currency risk management Our principal objective is to reduce the effect of exchange rate volatility on short-term profits. Transactional currency exposures that could significantly impact the Income Statement are hedged, typically using forward purchases or sales of foreign currencies and currency options. At the year end, forward foreign currency transactions, designated as cash flow hedges, equivalent to £764m were outstanding (2006 – £548m) as detailed in note 20.

We hedge the majority of our investments in our international subsidiaries via foreign exchange transactions in matching currencies. Our objective is to maintain a low cost of borrowing and hedge against material movements in our Balance Sheet value. During the year, currency movements decreased the net value of the Group's overseas assets by £77m (last year increase of £27m). We translate overseas profits at average exchange rates which we do not currently seek to hedge.

Credit risk The objective is to reduce the risk of loss arising from default by parties to financial transactions across an approved list of counterparties of high credit quality. The Group's positions with these counterparties and their credit ratings are routinely monitored.

Tesco Personal Finance (TPF) TPF lending is predominantly to individuals through its credit card and unsecured personal loan products. TPF has also developed a significant insurance business, with motor insurance a major component. TPF risk is managed by observing and adopting industry best practices and drawing upon the expertise and systems of the Royal Bank of Scotland Group, including its subsidiary Direct Line.

All policies pertaining to risk within TPF are subject to the governance procedures of the Royal Bank of Scotland Group and ratified by the TPF Board, which has representation from both Tesco and the Royal Bank of Scotland Group. This has delivered a portfolio of products with strong asset quality. This asset quality is maintained through proactive risk management, both at the time of acquisition and ongoing account maintenance.

The Tesco Group would support its 50% share of any further funding TPF might require to sustain liquidity ratios. However, we believe that provisions for bad debts and insurance losses (supported by re-insurance of significant risks) are at prudent levels.

Insurance We purchased Assets, Earnings and Combined Liability protection from the open insurance market at 'catastrophe' level only. The risk not transferred to the insurance market is retained within the business by using our captive insurance companies, Tesco Insurance Limited in Guernsey and Valiant Insurance Company Limited in the Republic of Ireland. Tesco Insurance Limited covers Assets and Earnings, while Valiant Insurance Company Limited covers Combined Liability.

Statement of compliance

This review has been prepared in accordance with the Directors' Report Business Review Requirements in section 234ZZB of the Companies Act 1985. It also incorporates much of the guidance set out in the Accounting Standards Board's Reporting Statement on the Operating and Financial Review.

The OFR's intent is to provide information to shareholders and should not be relied on by any other party or for any other purpose.

Where this review contains forward-looking statements, these are made by the Directors in good faith based on the information available to them at the time of their approval of this report. These statements should be treated with caution due to the inherent uncertainties underlying any such forward-looking information.

Other information

Additional financial and non-financial information, including press releases and year end presentations, can be accessed on our website, www.tesco.com/corporate and also in our Corporate Responsibility Review 2007.

Directors' report

The Directors present their annual report to shareholders on the affairs of the Group and Company, together with the audited financial statements of the Group and the audited financial statements of the Company for the year ended 24 February 2007.

Principal activity, business review and future developments

The principal activity of the Group is retailing and associated activities in the UK, the Republic of Ireland, Hungary, Poland, the Czech Republic, Slovakia, Turkey, Thailand, South Korea, Malaysia, Japan and China.

For a review of the business of the Group including: a description of the key activities, future developments (including our plans to open stores in the United States) and an analysis of the key risks and uncertainties (including financial risk management strategy), see the Operating and Financial Review on pages 3 to 19 of this document.

Group results

Group revenue rose by £3.2bn to £42.6bn, representing an increase of 8.1%.

Group profit before tax increased by £418m, to £2,653m. Profit for the year was £1,899m, of which £1,892m was attributable to equity holders of the parent.

Dividends

The Directors recommend the payment of a final dividend of 6.83 pence per ordinary share, to be paid on 6 July 2007 to members on the Register at the close of business on 27 April 2007. Together with the interim dividend of 2.81 pence per ordinary share paid in December 2006, the total dividend for the year will be 9.64 pence compared with 8.63 pence for the previous year, an increase of 11.7%.

Fixed assets

Capital expenditure (excluding business combinations) amounted to £3.0bn compared with £2.8bn the previous year. In the Directors' opinion, the properties of the Group have a market value in excess of the carrying value of £14,598m included in these financial statements. In the year we received net proceeds of £454m from our new property joint venture with the British Airways Pension Fund.

Share capital

The authorised and called up share capital of the Company, together with details of the shares allotted and bought back during the year, are shown in note 24 of the financial statements. Details of treasury shares held by Tesco PLC are shown in note 25 of the financial statements.

Company's shareholders

The Company has been notified that as at the date of this report, the following shareholders own more than 3% of the issued share capital of the Company:

Fidelity International/FMR Corporation	5.85%
Legal & General Assurance (Pensions Management Limited)	3.96%
Barclays PLC	4.81%

Except for the above, the Company is not aware of any ordinary shareholders with interests of 3% or more in the issued share capital of the Company.

Directors and their interests

The Directors who served during the year were:

- Mr D E Reid;
- Mr R F Chase;
- Sir Terry Leahy;
- Mr R Brasher;
- Mr P A Clarke;
- Mr A T Higginson;
- Mr T J R Mason;
- Miss L Neville-Rolfe;
- Mr D T Potts;
- Mr C L Allen;
- Mrs K R Cook;
- Mr E M Davies;
- Dr H Einsmann;
- Mr K J Hydon; and
- Ms C McCall.

The biographical details of the present Directors are set out in the separately published Annual Review and Summary Financial Statement 2007.

Mr E M Davies, Dr H Einsmann, Mr K J Hydon, Mr D T Potts and Mr D E Reid retire from the Board by rotation and, being eligible, offer themselves for re-election. Miss L Neville-Rolfe joined the Board in December 2006 and as required by the Articles of Association, will offer herself for election.

The interests of Directors and their immediate families in the shares of Tesco PLC, along with details of Directors' share options, are contained in the Directors' remuneration report set out on pages 27 to 40.

At no time during the year did any of the Directors have a material interest in any significant contract with the Company or any of its subsidiaries.

A qualifying third party indemnity provision as defined in Section 309B(1) of the Companies Act 1985 (as amended) is in force for the benefit of each of the Directors and the Company Secretary (who is also a Director of certain subsidiaries of the Company) in respect of liabilities incurred as a result of their office, to the extent permitted by law. In respect of those liabilities for which Directors may not be indemnified, the Company maintained a directors' and officers' liability insurance policy throughout the financial year.

Employment policies

The Group depends on the skills and commitment of its employees in order to achieve its objectives. Staff at every level are encouraged to make their fullest possible contribution to the success of Tesco.

A key business priority is to deliver an 'Every little helps' shopping experience for customers. Ongoing training programmes seek to ensure that employees understand the Group's customer service objectives and strive to achieve them.

The Group's selection, training, development and promotion policies ensure equal opportunities for all employees regardless of factors such as gender, marital status, race, age, sexual preference and orientation, colour, creed, ethnic origin, religion or belief, or disability. All decisions are based on merit.

Internal communications are designed to ensure that employees are well informed about the business of the Group. These include a UK staff magazine called 'One Team' and the equivalents in our overseas businesses, videos and staff briefing sessions.

Staff opinions are frequently researched through surveys and store visits. We work to deliver 'Every little helps' for all our people across the Group.

Employees are encouraged to become involved in the financial performance of the Group through a variety of schemes, principally the Tesco employee profit-sharing scheme (Shares in Success), the savings-related share option scheme (Save As You Earn) and the partnership share plan (Buy As You Earn).

Political and charitable donations

Cash donations to charities amounted to £17,698,393 (2006 – £15,047,768). Contributions to community projects including gifts-in-kind, staff time and management costs, amounted to £43,412,965 (2006 – £41,768,741).

There were no political donations (2006 – £nil). During the year, the Group made contributions of £41,608 (2006 – £54,219) in the form of sponsorship for political events: Labour Party £11,000; Liberal Democrat Party £5,350; Conservative Party £4,218; Progressive Democrat Party £2,213; Fine Gael £1,476; Fianna Fail £1,408; the Republic of Ireland Labour Party £234; Trade Unions £15,709.

Supplier payment policy

Tesco PLC is a signatory to the CBI Code of Prompt Payment. Copies of the Code may be obtained from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU. Payment terms and conditions are agreed with suppliers in advance.

Tesco PLC has no trade creditors on its Balance Sheet. The Group pays its creditors on a pay on time basis which varies according to the type of product and territory in which the suppliers operate.

Going concern

The Directors consider that the Group and the Company have adequate resources to remain in operation for the foreseeable future and have therefore continued to adopt the going concern basis in preparing the financial statements. As with all business forecasts, the Directors' statement cannot guarantee that the going concern basis will remain appropriate given the inherent uncertainty about future events.

Events after the balance sheet date

On 20 March 2007, the Group formed a property joint venture with The British Land Company PLC. The limited partnership contains 21 superstores which have been sold from and leased back to Tesco. The Group sold assets with a fair value of approximately £650m to the joint venture which had a net book value of approximately £350m; 50% of the resulting profit will be recognised within profit arising on property-related items with the remaining percentage deferred on the balance sheet in accordance with IAS 31 'Interests in Joint Ventures'.

In March 2007, the Group issued two bonds: £500m paying interest at 5.2%, maturing in 2057 and €600m paying interest at 5.125%, maturing in 2047.

Auditors

A resolution to re-appoint PricewaterhouseCoopers LLP as auditors of the Company and the Group will be proposed at the Annual General Meeting.

Having made the requisite enquiries, as far as each of the Directors is aware, there is no relevant audit information (as defined by Section 234ZA of the Companies Act 1985) of which the Group's auditors are unaware, and each of the Directors has taken all the steps he should have taken as a Director to make himself aware of any relevant audit information and to establish that the Group's auditors are aware of that information.

Annual General Meeting

A separate circular accompanying the Annual Review and Summary Financial Statement 2007 explains the special business to be considered at the Annual General Meeting (AGM) on 29 June 2007.

By Order of the Board
Mr Jonathan Lloyd
Company Secretary
16 April 2007

Tesco PLC
Registered Number: 445790
Registered in England and Wales
Registered Office: Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL
VAT Registration Number: GB 220 4302 3

Directors' report on corporate governance

Tesco PLC is committed to the highest standards of corporate governance. We recognise that good governance helps the business to deliver strategy, generate shareholder value and safeguard shareholders' long-term interests. We believe that the Combined Code is a useful guide from which to review corporate governance within the Group. This statement describes the Board' s approach to corporate governance.

Board composition and independence

As at 24 February 2007, the Board of Tesco PLC comprised seven Executive Directors, seven independent Non-executive Directors and Mr D E Reid, Non-executive Chairman. Mr R F Chase is Deputy Chairman and Senior Independent Non-executive Director. Miss Lucy Neville-Rolfe joined the Board in December 2006 and will submit herself for election by shareholders at the AGM in June 2007.

Both Mr C L Allen and Dr H Einsmann have served on the Board for more than two three-year terms. The Chairman conducted a thorough review with each Director to assess their independence and contributions to the Board and confirmed that they both continue to be effective independent Non-executive Directors. Mr C L Allen brings large corporate operational experience and knowledge of the media industry and provides leadership for the Remuneration Committee. Through his wealth of business experience Dr H Einsmann contributes a different dimension to the Board in terms of international marketing, brand building and human resource development.

The Chairman has primary responsibility for running the Board. The Chief Executive, Sir Terry Leahy, has executive responsibilities for the operations, results and strategic development of the Group. Clear divisions of accountability and responsibility exist and operate effectively for these positions.

The Board requires all Non-executive Directors to be independent in their judgement. The structure of the Board and integrity of the individual Directors ensures that no one individual or group dominates the decision-making process.

Biographies for the Board Directors can be found on pages 46 and 47 of the Annual Review and Summary Financial Statement 2007.

Board responsibilities

The Board normally meets eight times a year and annually devotes two days to a Board conference, including senior executives, which discusses current performance and longer-term planning, including evaluating the opportunities and risks of future strategy. The Board has set out a clear Schedule of Matters Reserved for Board Decision in order to ensure its overall control of the Group's affairs. These include the approval of financial statements, major acquisitions and disposals, authority levels for expenditure, treasury policies, risk management, Group governance policies and succession planning for senior executives.

All Directors have access to the services of the Company Secretary and may take independent professional advice at the Company's expense in conducting their duties. The Company provides insurance cover and indemnities for its Directors and officers.

For all new Directors, a personalised induction programme is designed to develop their knowledge and understanding of the Group's culture and operations. On appointment, the Director will liaise with the Chairman and the Company Secretary to ensure the programme is appropriately tailored to their experience, background and particular areas of focus. It usually includes an overview of the business model, Board processes, one-to-one meetings with the Executive team and briefings with senior managers, an induction to Board Committees that the new appointee will serve on, a briefing on social, ethical and environmental issues for the business and site visits at home and abroad.

The need for Director training is regularly assessed by the Board and up-skilling sessions for the whole Board take place at least once a year. This year Board training included sessions on the operations and governance of our property activities. In the coming year the Board proposes to hold training sessions focusing on the Tesco Operating Model as well as on the implications of climate change for the business. To better facilitate the Directors' understanding of the Group's international operations, the Board usually holds at least one meeting overseas each year.

Board processes

The Board governs through clearly identified Board Committees to which it delegates certain powers. The Board itself is serviced by the Company Secretary, who reports to the Chairman in respect of his core duties to the Board. The Board Committees are the Executive Committee, Audit Committee, Remuneration Committee and Nominations Committee. They are properly authorised under the constitution of the Company to take decisions and act on behalf of the Board within the parameters laid down by the Board. The Board is kept fully informed of the work of these Committees. Any issues requiring resolution will be referred to the full Board. A summary of the operations of these Committees is set out below. The effectiveness of the Audit, Remuneration and Nominations Committees is underpinned by their Non-executive Director membership which provides independent insight on governance matters. Copies of each of the Committee's Terms of Reference are available on the website www.tesco.com/corporate or at the AGM.

Executive Committee The Board delegates responsibility for formulating and implementing the strategic plan and for management of the Group to the Executive Committee. This Committee meets formally every week and its decisions are communicated throughout the Group on a regular basis. The Executive Committee comprises the seven Executive Directors and is chaired by the Chief Executive. A number of senior executives also attend the Committee and their valuable operational experience helps broaden the debate. Their attendance also facilitates the communication of the Committee's decisions to the rest of the Group.

The Committee has authority for decision-making in all areas except those set out in the Schedule of Matters Reserved for Board Decision. The Executive Committee is responsible for implementing Group strategy and policy, for monitoring the performance of the business and reporting on these matters in full to the Board.

The Executive Committee has also set up further operational groups or boards aimed at implementing the key elements of the Group's strategic plan and managing its UK and international operations, joint ventures, property acquisitions, finance, funding and people matters. These groups are heavily populated with Executive Directors and senior management from relevant functions.

Nominations Committee The Nominations Committee leads the process for Board appointments, re-election and succession of Directors and the Chairman. The Committee is chaired by Mr D E Reid and its members during the year were Mr C L Allen, Mr R F Chase, Mrs K R Cook, Mr E M Davies, Dr H Einsmann, Mr K J Hydon, Ms C McCall and Sir Terry Leahy. The Company Secretary also attends in his capacity as Secretary of the Committee. Where matters discussed relate to the Chairman, the Senior Independent Non-executive Director chairs the meeting. The Nominations Committee met once in the year ended 24 February 2007 to discuss the ongoing shape and capability of the Board. They fully consider succession plans for Executive Directors and the senior executive level below the Main Board. The Committee discussed in detail Miss L Neville-Rolfe's proposed appointment to the Board. The Committee unanimously agreed that she should be appointed to the Board as Director of Corporate and Legal Affairs and she will submit herself for election at the next AGM. All Directors have to submit themselves for re-election at least every three years if they wish to continue serving and are considered by the Board to be eligible. New Directors are submitted for election by shareholders in their first year.

Remuneration Committee The Remuneration Committee's role is to determine and recommend to the Board the remuneration of the Executive Directors. It monitors the levels and structure of remuneration for senior management and seeks to ensure that they are designed to attract, retain and motivate the Executive Directors needed to run the Company successfully. Mr C L Allen chairs the Committee, which is composed entirely of independent Non-executive Directors. Committee members for the year ended 24 February 2007 were Mr R F Chase, Mrs K R Cook, Mr E M Davies and Dr H Einsmann. At the invitation of the Committee the Chairman of the Board normally attends meetings. The Company Secretary also attends in his capacity as Secretary of the Committee. The responsibilities of the Remuneration Committee and an explanation of how it applies the Directors' remuneration principles of the Combined Code, are set out in the Directors' remuneration report on pages 27 to 40.

Audit Committee The Audit Committee's primary responsibilities are to review the financial statements, to review the Group's internal control and risk management systems, to consider the appointment of the external auditors, their independence and reports to the Committee, as well as to review the programme of Internal Audit. The Committee's annual schedule includes a review of the effectiveness of external and internal audit and a review of Protector Line, the Company's 'whistle-blowing' procedure. The Committee met four times this year. Each year it conducts a review of the Committee's own effectiveness and its Terms of Reference.

Mr K J Hydon, who has recent and relevant financial experience, is the Chairman of the Committee. The other Committee members for the year ended 24 February 2007 were Mr R F Chase, Mr E M Davies and Ms C McCall. At the invitation of the Committee, the Chairman of the Board, the Finance Director and his representatives, the Internal Audit Director, the Corporate and Legal Affairs Director, other relevant Executive Directors and representatives of the external auditors regularly attend meetings. The Company Secretary also attends in his capacity as Secretary of the Committee. The Committee has regular private meetings with the external auditors during the year. The need for training is kept under review and the annual agenda ensures time is dedicated to up-skilling sessions which may be provided by external experts. This year training was provided for the whole Committee on pensions and asset impairment under IFRS. Training is also provided to meet specific individual needs of committee members.

Board performance evaluation The Board regularly reviews its own performance. During the year ended 24 February 2007, the Board agreed that it would be appropriate to conduct an in-house review. The Chairman met with each of the Directors individually and reported to the Board on the findings of the review. The Board found this to be an open, constructive and useful process and the review concluded that the Board is highly effective. The main areas of focus in the past year were: meeting the continuing challenges of improving our capability in terms of talent development, leadership skills and building the process, systems and organisation for a fast-growing international business.

The Chief Executive reviews the performance of each Executive Director. The Chairman reviews the performance of the Chief Executive and each Non-executive Director. During the year, the Chairman met with the Non-executive Directors, without the Executive Directors present, to discuss Board issues and how to build the best possible team. The Senior Independent Non-executive Director met with the Non-executive Directors in the absence of Chairman, to assess the Chairman's effectiveness.

The Board scheduled eight meetings in the year ended 24 February 2007 and ad hoc meetings were also convened to deal with urgent matters. The following table shows the attendance of Directors at regular Board meetings and at meetings of the Audit, Nominations and Remuneration Committees during the year.

Members attendance during the year ended 24 February 2007	Board meetings	Nominations Committee	Remuneration Committee	Audit Committee
Number of meetings held	8	1	7	4
Non-executive Directors				
Mr D E Reid (Chairman)	8	1	N/A	N/A
Mr C L Allen	8	1	6	N/A
Mr R F Chase (Senior Independent)	8	1	7	4
Mrs K R Cook	7	1	6	N/A
Mr E M Davies	7	1	5	2
Dr H Einsmann	7	1	7	N/A
Mr K J Hydon	8	1	N/A	4
Ms C McCall	8	1	N/A	3
Executive Directors				
Sir Terry Leahy	8	1	N/A	N/A
Mr R Brasher	8	N/A	N/A	N/A
Mr P A Clarke	8	N/A	N/A	N/A
Mr A T Higginson	8	N/A	N/A	N/A
Mr T J R Mason	8	N/A	N/A	N/A
Miss L Neville-Rolfe[1]	1	N/A	N/A	N/A
Mr D T Potts	8	N/A	N/A	N/A

Notes:
'N/A' indicates the Director is not a member of the Committee. Directors leave the meeting where matters relating to them are being discussed. It is expected that all Directors attend Board and Committee meetings unless they are prevented from doing so by prior commitments and all Directors attend the AGM.
[1] Miss L Neville-Rolfe was appointed on 14 December 2006 and has attended the one meeting that took place since that date.

Risk management and internal controls

Accountabilities Accepting that risk is an inherent part of doing business, our risk management systems are designed both to encourage entrepreneurial spirit and also provide assurance that risk is fully understood and managed. The Board has overall responsibility for risk management and internal control within the context of achieving the Group's objectives. Executive management is responsible for implementing and maintaining the necessary control systems. The role of Internal Audit is to monitor the overall systems and report on their effectiveness to Executive management, as well as to the Audit Committee, in order to facilitate its review of the systems.

Background The Group has a five-year rolling business plan to support the delivery of its strategy of long-term growth and returns for shareholders.

Every business unit and support function derives its objectives from the five-year plan and these are cascaded to managers and staff by way of personal objectives. Key to delivering effective risk management is ensuring our people have a good understanding of the Group's strategy and our policies, procedures, values and expected performance. We have a structured internal communications programme that provides employees with a clear definition of the Group's purpose and goals, accountabilities and the scope of permitted activities for each business unit, as well as individual line managers and other employees. This ensures that all our people understand what is expected of them and that decision-making takes place at the appropriate level.

We recognise that our people may face ethical dilemmas in the normal course of business so we provide clear guidance based on the Tesco Values. The Values set out the standards that we wish to uphold in how we treat people. These are supported by the Group Code of Ethics which offers guidance on relationships between the Group and its employees, suppliers and contractors. The Company is a signatory to the DTI Code of Conduct and met its obligations for implementing the Code for the financial year ended 24 February 2007.

We operate a balanced scorecard approach that is known within the Group as our Steering Wheel. This unites the Group's resources around our customers, people, operations, communities and finance. The scorecard operates at every level within the Group, from ground level business units, through to country level operations, up to the Group Steering Wheel. It enables the business to be operated and monitored on a balanced basis with due regard for all stakeholders.

Risk Management The Group maintains a Key Risk Register. The Register contains the key risks faced by the Group, including their impact and likelihood as well as the controls and procedures implemented to mitigate these risks. The content of the Register is determined through regular discussions with Executive management and review by the full Board. A balanced approach allows the degree of controllability to be taken into account when we consider the effectiveness of mitigation, recognising that some necessary activities carry inherent risk which may be outside the Group's control. Our risk management process recognises there are opportunities to improve the business to be built into our future plans.

Our key risks are summarised on pages 16 to 19 of the Operating and Financial Review.

The risk management process is cascaded through the Group with every international CEO and local Boards maintaining their own risk registers and assessing their control systems. The same process also applies functionally in those parts of the Group requiring greater overview. For example, the Audit Committee's Terms of Reference require it to oversee the Finance Risk Register. A further example is that of the

Corporate Responsibility Risk Register which specifically considers social, ethical and environmental (SEE) risks. Oversight of these risks is the responsibility of the Corporate Responsibility Committee. The Board incorporates SEE risks on the Key Risk Register where they are considered material or appropriate.

With reference to the ABI guidelines on social responsibility, we confirm that the Board takes regular account of the significance of SEE matters to the business of the Group. We recognise that some investors and other stakeholders take a keen interest in how companies manage SEE matters and so we report more detail on our policies and KPIs in our Annual Corporate Responsibility Review and on our website (www.tesco.com/corporate). To provide further assurance, the Group's Corporate Responsibility KPIs are audited on a regular basis by Internal Audit.

Internal controls Accountability for managing risk at an operational level sits with management. We have a Group-wide process for clearly establishing the risks and responsibilities assigned to each level of management and the controls which are required to be operated and monitored.

The CEOs of subsidiary businesses are required to certify by way of annual statements of assurance that the Board's governance policies have been adopted both in practice and in spirit. For certain joint ventures, the Board places reliance upon the internal control systems operating within our partners' infrastructure and the obligations upon partners' Boards relating to the effectiveness of their own systems.

Monitoring The Board oversees the monitoring system and has set specific responsibilities for itself and Board or Executive committees as set out below. The minutes of the Audit, Finance, Compliance and Corporate Responsibility Committees are distributed to the Board and a report is submitted for formal discussion at least once a year. These all provide assurance that the Group is operating legally, ethically and in accordance with approved financial and operational policies. We noted the updates to the Turnbull Guidance and keep under review how the Turnbull Guidance has been applied. In addition, both Internal Audit and our external auditors play key roles in the monitoring process.

- **Audit Committee** Annually, the Audit Committee reports to the Board on its review of the effectiveness of the internal control systems for the accounting year and the period to the date of approval of the financial statements. Throughout the year the Committee receives regular reports from its external auditors covering topics such as quality of earnings and technical accounting developments. The Committee also receives updates from Internal Audit and has dialogue with senior managers on their control responsibilities.

  It should be understood that such systems are designed to provide reasonable, but not absolute, assurance against material misstatement or loss.

- **Internal Audit** The Internal Audit department is fully independent of business operations and has a Group-wide mandate. It operates a risk-based methodology, ensuring that the Group's key risks receive appropriate regular examination. Its responsibilities include maintaining the Key Risk Register, reviewing and reporting on the effectiveness of risk management and internal control to the Executive Committee, the Audit Committee and ultimately to the Board. Internal Audit facilitates oversight of risk and control systems across the Group through a number of Audit and Compliance Committees established on either a geographic or business basis. The Head of Internal Audit also attends all Audit Committee meetings.

- **External Audit** PricewaterhouseCoopers LLP, the Company's external auditors, contribute a further independent perspective on certain aspects of our internal financial control systems arising from their work, and report to both the Board and the Audit Committee.

  The engagement and independence of external auditors is considered annually by the Audit Committee before they recommend their selection to the Board. The Committee has satisfied itself that PricewaterhouseCoopers LLP are independent and there are adequate controls in place to safeguard their objectivity. One such measure is the requirement to rotate audit partners every five years. This year, the audit engagement partner, having served five years on the Tesco audit, will be rotated. We have a non-audit services policy that sets out criteria for employing external auditors and identifies areas where it is inappropriate for PricewaterhouseCoopers LLP to work. Non-audit services work carried out by PricewaterhouseCoopers LLP is predominantly the review of subsidiary undertakings' statutory accounts, transaction work and corporate tax services. PricewaterhouseCoopers LLP also follow their own ethical guidelines and continually review their audit team to ensure their independence is not compromised.

- **Finance Committee** Membership of the Finance Committee includes Non-executive Directors with relevant financial expertise, Executive Directors and members of senior management. The Committee usually meets twice a year and its role is to review and agree the Finance Plan on an annual basis to review reports of the Treasury and Tax functions, and to review and approve Treasury limits and delegations.

- **Compliance Committee** Membership of the Compliance Committee includes three Executive Directors and members of senior management. The Company Secretary attends meetings of the Committee in his capacity as its Secretary. The Committee normally meets six times a year and its remit is to ensure that the Group complies with all necessary laws and regulations in all of its operations world-wide. The Committee has established a schedule for the regular review of operational activities and legal exposure. Every international business in the Group is also required to have a local Compliance Committee designed to ensure compliance with local laws and regulations as well as Group Compliance policies.

- **Corporate Responsibility Committee** The Committee is chaired by an Executive Director and membership is made up of senior executives from across the business. It meets at least four times a year to support, develop and monitor policies on SEE issues, reviewing threats and opportunities for the Group. KPIs are monitored under the 'Community' segment on our Steering Wheel. The Board formally discussed the progress in implementing our Community Plan and other work of the Committee twice in the last year and the Chair of the Committee reports regularly to the Executive Committee on SEE matters.

  Specialist functions such as the Corporate and Legal Affairs department and the Trading Law and Technical department provide assurance and advice on legal compliance, health and safety, and SEE matters. These functions report on their work on a regular basis and escalate matters as appropriate.

- **Management** In our fast moving business, trading is tracked on a daily and weekly basis, financial performance is reviewed weekly and monthly, and the Steering Wheel is reviewed quarterly. All key business units in the Group operate a Steering Wheel and report against target KPIs on a quarterly basis enabling management to measure performance.

  All major initiatives require business cases normally covering a minimum period of five years. Post-investment appraisals, carried out by management, determine the reasons for any significant variance from expected performance.

Relations with stakeholders

We are committed to having a constructive dialogue with all stakeholders to ensure we understand what is important to them and allow ourselves the opportunity to present our position. Engagement helps us identify new risks and opportunities to ensure that our long-term strategy is sustainable. In some instances we find that working with stakeholders in partnership can help deliver shared goals. We might not be able to satisfy all stakeholder concerns all the time but through engagement we can do our best to balance competing demands. We know that customers need to be able to trust our business and they will only trust us if we do the right thing by all our stakeholders. Our programme of engaging with stakeholders including customers, staff, suppliers, investors, non-governmental organisations and others, is set out in more detail in the Corporate Responsibility Review and on our website. The launch of the Community Plan has helped to demonstrate our commitment to tackling a wide range of social and environmental issues and we carry out external research to help us understand how well we are addressing stakeholder concerns.

We are committed to maintaining a good dialogue with shareholders through proactively organising meetings and presentations as well as responding to a wide range of enquiries. We seek shareholder views on a range of issues from strategy to corporate governance and SEE issues. We recognise the importance of communicating appropriately any significant Company developments. This shareholder communication is mainly co-ordinated by the Investor Relations department. During the year, the Group met with 97 of our leading shareholders representing over 53% of the issued shares of the Company. To complement this programme, the Chairman meets with major shareholders independently from the Executive team. Shareholders also have the opportunity to meet with the Senior Independent Non-executive Director. The Board is kept updated on the views of stake-holders.

It is normal that institutional shareholders may be in more regular contact with the Group than others, but care is exercised to ensure that any price-sensitive information is released to all shareholders, institutions and private, at the same time in accordance with applicable legal and regulatory requirements.

The AGM is an excellent opportunity to communicate directly with all shareholders. The whole Board attends the meeting and are available to answer questions from the shareholders present. To encourage shareholder participation, we offer electronic proxy voting and voting through the CREST electronic proxy appointment service. At our last AGM in July 2006, all resolutions were voted by way of electronic poll. This follows best practice guidelines and allows the Company to count all votes, not just those of shareholders attending the meeting.

Every shareholder may choose to receive a full Annual Report and Financial Statements or the Annual Review and Summary Financial Statement. At the half-year, all shareholders receive an Interim Report. These reports, together with publicly-made trading statements, are available on the Group's website, www.tesco.com/corporate.

Compliance

The Board considers that Tesco PLC complied in all respects with the Combined Code Principles of Good Governance and Code of Best Practice for the year ended 24 February 2007.

This is the report of the Remuneration Committee on behalf of the Board.

Remuneration Committee

The Remuneration Committee (the Committee) is governed by formal Terms of Reference. They are reviewed annually and are available from the Company Secretary or can be viewed at www.tesco.com

Composition of the Committee

The Committee consists entirely of independent Non-executive Directors. The members of the Committee are Mr C L Allen (Chairman of the Committee), Mr R F Chase, Mrs K Cook, Mr E M Davies and Dr H Einsmann. No member of the Remuneration Committee has any personal financial interest in the matters being decided, other than as a shareholder, nor any day-to-day involvement in running the business of Tesco. Mr J M Lloyd is Secretary to the Committee. Mr D E Reid, Non-executive Chairman and Sir Terry Leahy, Chief Executive of the Group, both attend meetings at the invitation of the Committee except when their own remuneration is being discussed. The Committee is supported by the Group Personnel function and has continued to use the services of Deloitte & Touche LLP as an external, independent advisor. Deloitte & Touche LLP also provided advisory services in respect of corporate tax planning, share schemes and international taxation to the Group during the year. Members' attendance at Committee meetings is listed in the Directors' Corporate Governance report on page 24.

The role of the Committee

The Committee's purpose is to:

- determine and recommend to the Board the remuneration policy for the Chairman and Executive Directors;
- ensure the level and structure of remuneration is designed to attract, retain, and motivate the Executive Directors needed to run the Company; and
- monitor the level and structure of remuneration for senior management.

The Committee also ensures that the remuneration relationship between the Executive Directors and senior executives of the Company below this level is appropriate. In particular, any exceptional remuneration arrangements for senior executives are advised to the Committee.

Activities of the Committee

The Committee normally meets at least four times a year and circulates minutes of its meetings to the Board. During the financial year, the Committee met seven times. The rolling schedule for the Committee includes: a review of overall remuneration arrangements; an overview of best practice; Executive salary and total remuneration benchmarking; Chairman's remuneration; consideration of the relationship of reward between Executive Directors and senior managers; determining the level of awards and grants to be made under the Group incentive plans; agreeing targets for the forthcoming year; considering feedback from shareholders; and an annual review of its own effectiveness.

Executive Directors' remuneration policy

Tesco has a long-standing policy of rewarding talent and experience. We also seek to provide incentives for delivering high growth and high returns for shareholders. The Committee believes that a significant proportion of total remuneration should be performance-related and delivered largely in shares to closely align the interests of shareholders and Executive Directors. In determining the balance between the fixed and variable elements of the Executive Directors' remuneration packages, the Committee has regard to policy and also market practice.

The remuneration strategy for Executive Directors and other key executives is tailored to emphasise the delivery of strong year-on-year earnings growth as well as sustained performance in the longer term. Long-term performance is rewarded through delivery of shares and short-term performance through a combination of cash and an element of compulsory deferred shares. This ensures continued emphasis on strong annual performance combined with long-term executive share ownership, providing a strong link between the incentives received and shareholder value delivered. A diagram illustrating the balance between fixed and variable reward is shown later in this report.

Tesco operates in a highly competitive and rapidly changing retail environment. Business success depends on the talents of the key team, but outstanding business performance comes from teamwork. Tesco has a stable and successful management team and building and retaining that team at senior levels within Tesco is important to our continued success.

We believe our incentives should support the continued progress within the existing business, the strengthening of our returns in the international business and the creation of significant new businesses, e.g. the US. The Committee has reviewed the current remuneration arrangements in light of these requirements and concluded that a rebalancing of incentives is required.

In order to introduce these changes we intend (i) to establish a Group New Business Incentive Plan which focuses on long-term business development (four to seven years into the future); (ii) to introduce an additional element into our current three-year Performance Share Plan which targets the performance of our existing international business; and (iii) to create a new plan for our US executive team to ensure that we can attract great talent to build our US business. Participation in the various elements will be governed by the Remuneration Committee and individual executives will be awarded incentives under the elements which are most relevant to their sphere of responsibility.

The Group CEO, Sir Terry Leahy, has responsibility for delivering continued success of our core business, developing our international business and also laying the foundations of major new businesses. He will therefore be eligible to receive an award under the Performance Share Plan which will be focused on improving international ROCE.

He will also be eligible to participate in the new business arrangements comprising (i) a New Business short-term bonus for the next three years of 50% of salary based on achievement of milestones for new business development; and (ii) subject to shareholder approval, a one-off award under the New Business Incentive Plan. The one-off award under the New Business Incentive Plan will only be paid out in full if both stretching new business performance targets over the period 2011 to 2014 are met and Group and international ROCE targets are also met over the periods 2007/08 to 2011/12.

The US venture is currently the most developed new business initiative with significant opportunity to generate shareholder value. The concept and format of the new US business were both created by Sir Terry Leahy, and his continued leadership and drive are critical to the success of this start-up business. Payment of his award under the New Business Incentive Plan will therefore be initially focussed on the new US business; however, the Remuneration Committee will have flexibility to consider and include other new business development opportunities within the proposed structure.

Mr T J R Mason, the US CEO, is responsible for delivering the successful roll-out of the US business. He will therefore be eligible to participate in a US short-term bonus plan and, subject to shareholder approval, receive a one-off award under the proposed US Long-Term Incentive Plan. Payouts under the short-term annual bonus in the start-up phase will be subject to performance against strategic and financial milestone targets. Payouts under the US Long-Term Incentive Plan will be based on the delivery of a strong profitable US business for Tesco shareholders and that success will be measured by a combination of EBIT and ROCE targets. Awards will be earned over the four years 2011 to 2014 and will be in the form of Tesco PLC shares. Members of the US senior management team will also participate in the US incentive arrangements.

The remaining Executive Directors have responsibility both for delivering continued success of our core business and developing the operating model for our international business. They will therefore be eligible to receive an award under the Performance Share Plan which will be focused on improving both Group and international ROCE.

Further details on the proposed New Business Incentive Plan and the proposed US Long-Term Incentive Plan are provided in the Shareholders' Circular. The proposed changes to the Performance Share Plan and the Annual Bonus arrangements are described in more detail later in this report.

Total remuneration

The total remuneration levels of Executive Directors are reviewed annually by the Committee. The Committee considers external independent remuneration surveys to ensure it has proper regard to competitive market practice. We are conscious of the problems involved in paying unjustified amounts and therefore monitor carefully the basic salary and total remuneration that each Director receives. The Executive Directors' total remuneration package comprises, in varying degrees, the following elements (excluding the proposed new incentive plans which are subject to shareholder approval):

- base salaries determined by the responsibilities, skills and experience of the individual against a benchmark determined by reference to other large retailers, major FTSE 100 companies and international comparator companies;
- annual bonuses paid part in cash and part in shares with a compulsory deferral of the share element for three years;
- Performance Share Plan based on stretching ROCE targets;
- performance-related share option awards via the Discretionary Share Option Plan open to all senior managers;
- benefits (which comprise car benefits, life assurance, disability and health insurance and staff discount); and
- pensions.

Executive Directors are also eligible to participate in the Company's all-employee savings related share option scheme (SAYE), Shares in Success and Buy As You Earn scheme on the same terms as all other UK employees.

The diagram below shows the targeted balance of fixed and performance-related elements for different levels of performance (excluding the proposed new long-term incentive plans which are subject to shareholder approval).


Fixed element
Performance-related elements
Base salary
Short-term performance
Long-term performance
Cash bonus
Deferred share bonus
Performance share plan
Share options
c.15%-33% depending on individual incentive arrangements and performance
c.67%-85% depending on individual incentive arrangements and performance

Basic pay

Basic pay is designed to attract and retain talented individuals. It needs to reflect individual capability, and any changes in responsibilities as the Company faces new opportunities and challenges. As the Company continues to diversify into new product areas and services as well as expanding internationally it seeks to reflect this in the benchmarks that are used. We aim to reflect salary levels at the top performing retailers, the leading FTSE companies and ensure consideration is given to international competitors in order to attract the best people and maintain excellent performance. We also take into account pay conditions throughout the Company in deciding annual salary increases.

Annual cash bonus and deferred annual bonus

The Company operates an annual bonus scheme which is delivered part in cash and part in shares. The Remuneration Committee has typically made awards of up to 100% of salary paid in cash at the end of the year and up to 100% of salary paid in shares with compulsory deferral for three years. The share element is based on achievement of stretching earnings per share (EPS) targets, an assessment of shareholder returns (TSR) and specific corporate objectives. The cash element is earned through achievement of EPS growth targets and progress on specific corporate objectives. The Committee sets performance targets annually and confirms achievement of performance and awards to be made.

We cannot disclose future targets for reasons of commercial sensitivity. By way of illustration of the approach to target-setting, the corporate objectives are based on our balanced scorecard, the Steering Wheel, described in more detail on page 8. Corporate objectives for the awards made in the financial year 2006/07 included increasing sales from new space; specific profit targets for international businesses and for retailing services; like-for-like sales growth and the development of the non-food business; focus on developing trading models internationally and in non-food; enhancing talent management and capability; and embedding the new Community Plan and implementing international community-related strategies.

The Committee considers TSR performance against the FTSE 100 and a comparator group of international retailers that includes Ahold, Carrefour, J Sainsbury, Metro, Morrisons, Safeway Inc, Target and Walmart.

Following the Remuneration Committee's consideration of the various performance measures in respect of the 2006/07 award, the Executive Directors have been awarded 100% of the annual cash bonus and 100% of the deferred shares element of the annual bonus.

As mentioned above, in order to motivate short-term performance and delivery of success in the start-up phase of the US business, the Remuneration Committee has agreed to increase the potential short-term bonus opportunity for the US CEO, Mr T J R Mason, from 100% to 150% of salary in cash and by an equal amount in deferred shares. Mr T J R Mason's total short-term opportunity will be subject to a combination of Group and US-specific performance conditions.

In order to reward early stage success against financial and strategic milestones for new business ventures, the potential opportunity under the share element of the short-term bonus will also increase from 100% to 150% of salary for the Group CEO, Sir Terry Leahy (with his potential cash bonus opportunity remaining at 100%). The share awards will continue to be deferred for three years before release. Awards will be subject to performance conditions which measure the successful progress of the US business including leadership and delivery of financial and strategic objectives, and factors such as site acquisitions, store openings, agreed capital expenditure, infrastructure, early turnover and financial milestones for returns from the first two years of store openings.

Performance Share Plan

The Performance Share Plan (PSP) provides the opportunity to earn rewards for achieving superior long-term performance. By ensuring a focus on longer-term business success and encouraging the Executive Directors to build up a shareholding in the Company the Plan further aligns the interests of shareholders and Executive Directors.

The rules of the PSP allow awards to be made over shares up to 150% of salary. In the year ended 24 February 2007, awards were made over Tesco PLC shares equal to 100% of salary. These awards will vest (together with reinvested dividends) subject to the achievement of ROCE targets. The first 75% of the award will vest on a straight-line basis at the end of the three-year performance period, with 25% vesting for baseline performance and the full 75% vesting for maximum performance against target. The target in respect of the first 75% of the 2006/07 PSP award is achievement of 13.4% ROCE (based on profit before interest less tax) at the end of the three-year performance period in 2008/09.

The remaining 25% of the award will vest for superior Return on Capital performance. The Committee agreed that it was appropriate to exercise judgement on whether vesting should occur to encourage Executives to make investment decisions in the long-term interests of the business without being unduly influenced by the impact on the ROCE target. When determining whether some, or all, of the remaining 25% of the award will vest, the Committee will take into account a number of factors including:

- the level of ROCE achieved;
- the expected ROCE for additional and existing capital investment;
- whether capital spend is in line with strategic objectives and balances short and long-term investment needs;
- sales growth and underlying profit growth; and
- whether this reflects other developments in the marketplace.

If the Committee exercises its judgement to allow some, or all, of the remaining 25% of these PSP awards to vest, we will describe in the Directors' Remuneration Report those factors taken into account in determining the level of the award which would vest.

To incentivise and reward delivery of higher returns from invested capital outside the UK (but excluding the USA), the Committee has decided that, going forward, it will make PSP awards within the Plan limits of a further 50% of salary to each of the Executive Directors, except the US CEO, Mr T J R Mason. These incremental awards will vest subject to the achievement of specific targets based on international ROCE, sales growth and underlying profit growth.

The PSP rules currently require any vested shares to be retained for a further 12 months. The Committee has concluded that it would be appropriate to discontinue this requirement going forward as it believes that the structure of the package which delivers a significant proportion of the package in shares, coupled with the shareholding requirement and actual levels of shareholding, ensures appropriate levels of ongoing executive shareholding. The Committee will be seeking shareholder approval to remove this requirement for 2007/08 and future awards.

Share options

Options over shares with a value of 200% of salary are granted to the Executive Directors. Options are granted with an exercise price equal to the market value at the date of grant and any gain is therefore dependent on increasing the share price between the date of grant and exercise. Vesting of the options is dependent on the achievement of performance conditions, with the first 100% subject to the achievement of EPS growth of at least RPI plus 9% over three years and the balance vesting for achieving EPS growth of at least RPI plus 15%. There is no retesting of performance.

Share options are an important part of the incentive framework for hundreds of senior managers within Tesco. The Committee recognises that some companies are moving away from share options as a result of accounting changes and has again considered the appropriateness of retaining this scheme.

The Committee remains highly confident that the share option plans remain in the best interests of shareholders as they provide a clear, simple incentive arrangement for a large group of senior management, including Executive Directors, and they reward increases in absolute shareholder value.

Share ownership guideline

Executive Directors are normally expected to build and maintain a shareholding with a value at least equal to their basic salary. New appointees will typically be allowed around three years to establish this shareholding. Full participation in the PSP is conditional upon this.

Summary of remuneration elements

All awards made to Executive Directors under the Annual Bonus, PSP and all options granted under the Discretionary Share Option Plan are subject to the satisfaction of performance conditions. If performance is lower than the maximum targets, the short-term bonus and long-term incentives will reduce accordingly. In recommending the proposed changes this year the Committee took into account the Group's growing global leadership, its position as one of the rising companies at the top of the FTSE 100 and increasing competition from private equity in the sector. It has also reviewed the performance conditions for each of the incentive arrangements against the Group's business strategy and concluded that they provide a set of comprehensive and robust measures of management's effort and success in creating shareholder value. A summary of the elements of the package is set out in the table below. The proposed New Business Incentive Plan (for the Group CEO) and the proposed US Long-Term Incentive Plan for the US CEO have not been included as they are subject to shareholder approval.

Part of remuneration	Performance measure	Purpose
Base salary	Individual contribution to the business success	To attract and retain talented people
Annual cash bonus (up to 100% of salary)	Earnings per share and specified corporate objectives	Motivates year-on-year earnings growth and delivery of business priorities
(Additional potential of up to 50% of salary for US CEO)	Objectives relating to early-stage progress in establishing the US operations	Incentivises entrepreneurial spirit and early stage progress of US business
Annual deferred share element (up to 100% of salary)	Total shareholder return, EPS and specified corporate objectives	Generates focus on medium-term targets and by incentivising share price and dividend growth, ensures alignment with shareholder interests
(Additional potential of up to 50% of salary for Group CEO and US CEO)	Objectives relating to early-stage progress in establishing new business ventures for the Group CEO and relating to the successful start-up of the US operations for the US CEO	Incentivises entrepreneurial spirit and early stage progress of US business
Performance Share Plan (up to 150% of salary: 100% for Group performance; and 50% for international performance*) * US CEO not eligible for the 50% relating to international performance	Group performance: Group ROCE International performance: International ROCE The Committee will also take account of sales growth and underlying profit growth in determining levels of vesting	Assures a focus on long-term business success and shareholder returns
Share options	EPS relative to retail price index	Incentivises earnings growth and Executive Director shareholding

Other elements

- **Shares In Success** The Group operates a profit sharing scheme (Shares in Success) for the benefit of UK employees including Executive Directors. The scheme is available to employees with at least one year's service at the Group's year end and is recognised as a powerful incentive and retention tool for all employees. Shares in the Company are allocated to participants in the scheme on a pro-rata basis to base salary earned up to HMRC approved limits (currently £3,000 per annum). The amount of profit allocated to the scheme is determined by the Board, taking account of Company performance.
- **Save as You Earn** Since 1981, the Group has operated a HMRC approved savings-related share option scheme (SAYE) for the benefit of employees including Executive Directors. Under this scheme, employees save up to a limit of £250 on a four-weekly basis via a bank/building society with an option to buy shares in Tesco PLC at the end of a three or five-year period at a discount of up to 20% of the market value. There are no performance conditions attached to SAYE options.
- **Buy As You Earn** Since January 2002, the Group has operated the partnership shares element of a HMRC approved share investment plan for the benefit of employees including Executive Directors. Under this scheme, employees save up to a limit of £110 on a four-weekly basis to buy shares at market value in Tesco PLC.

Pensions

The retention of key management is critical to the future success of the business and to the growth of shareholder value. Pension provision is central to our ability to foster loyalty and retain experience which is why Tesco wants to ensure that the Tesco Plc Pension Scheme is a highly valued benefit.

All Executive Directors are members of the Tesco PLC Pension Scheme which provides a pension of up to two-thirds of base salary on retirement, normally at age 60, dependent on service. The Final Salary Scheme is now closed to new entrants but has been replaced by a different defined benefit pension scheme which accumulates each year and is based on career average earnings.

Since April 2006, following implementation of the regulations contained within the Finance Act 2004, Executive Directors will be eligible to receive the maximum pension that can be provided from the registered pension scheme. The balance of any pension entitlement is delivered through an unapproved retirement benefits scheme (URBS). The URBS (SURBS) is 'secured' by using a fixed charge over a cash deposit in a designated account. This provides no greater security than under the registered scheme. In particular, in the unlikely event that the registered scheme were to be wound up with a deficit, members would be no better off under the SURBS arrangements than those paid out of the registered scheme. Under these circumstances, to ensure parity, members of the SURBS would receive the same proportion of their total entitlement as those in the registered scheme.

Over the last few years, pension contributions by our Executive Directors have been increasing progressively. In 2006/07, the level of contribution was 5% of salary and this will increase in July 2007 to 7% which will bring Executive Directors in line with senior management's contribution levels.

Further details of the pension benefits earned by the Directors can be found on page 34.

Performance graph

The graph below highlights the Group's total shareholder return performance over the last five financial years, relative to the FTSE 100 index of companies. This index has been selected to provide an established and broad-based comparator group of retail and non-retail companies of similar scale to Tesco.


Tesco
FTSE
£170
£140
£110
£80
£50
Feb 01
Feb 02
Feb 03
Feb 04
Feb 05
Feb 06
Feb 07

TOTAL SHAREHOLDER RETURN (TSR)
TSR is the notional return from a share or index based on share price movements and declared dividends

Service agreements

The Executive Directors all have rolling service agreements with no fixed expiry date. These contracts are terminated on notice of 12 months by the Company and six months' notice by the Executive.

If an Executive Director's employment is terminated (other than pursuant to the notice provisions in the service agreement or by reason of resignation or unacceptable performance or conduct) the Company will pay, by way of liquidated damages, a sum calculated on the basis of basic salary and the average annual bonus paid for the last two years. No account will be taken of pension or any other benefit or emolument.

Termination payments will be subject to mitigation. This means that liquidated damages amounts will be paid in instalments to permit mitigation and earlier payment will be made based on long service in line with Tesco policy which respects and rewards loyalty. If the termination occurs within one year of retirement, the termination payment will be reduced accordingly.

To reflect his length of service with Tesco and the early age of his appointment as CEO, Sir Terry Leahy's service agreement provides for his full pension entitlement to become available on retirement on or after his 57th birthday.

The Committee has agreed that new appointments of Executive Directors will normally be on a notice period of 12 months. The Committee reserves the right to vary this period to 24 months for the initial period of appointment and for the notice period to then revert to 12 months. The service agreements are available to shareholders to view on request from the Company Secretary.

Outside appointments

Tesco recognises that its Executive Directors may be invited to become Non-executive Directors of other companies. Such Non-executive duties can broaden experience and knowledge which can benefit Tesco. Subject to approval by the Board, Executive Directors are allowed to accept Non-executive appointments and retain the fees received, provided that these appointments are not likely to lead to conflicts of interest. Executive Directors' biographies can be found in the Annual Review on page 47 and fees retained for any Non-executive Directorships are set out below.

Director	Company in which Non-executive Directorship held	Fee retained by the Director in 2006/07 (£000)
Mr P A Clarke	Whitbread Group PLC	45
Mr A T Higginson	BSkyB	53

Note: As stated in the Annual Report and Financial Statements 2006, Mr T J R Mason resigned from G Cap Media PLC on 14 March 2006.

Non-executive Directors

Non-executive Directors have letters of appointment setting out their duties and the time commitment expected. The letters are available to shareholders to view from the Company Secretary. The Chairman meets with each Non-executive Director separately to review individual performance. All Non-executive Directors are subject to re-election by shareholders every three years at the Annual General Meeting and their appointment can be terminated by either party without notice.

The remuneration of the Non-executive Directors is determined by the Chairman and the Executive Committee after considering external market research and individual contribution. Non-executive Directors receive a basic fee of £55,000. To reflect the increased workload and responsibilities of chairing the Audit and Remuneration Committees, the fees received by the Chairs of each of these committees have increased to £15,000 (in addition to their basic Non-executive fee) from 1 March 2007. The fees received by Non-executive Directors for membership of the Audit and Remuneration Committees have increased to £8,000 for each committee, also from 1 March 2007. The fee received by the Senior Independent Non-executive Director, Mr R F Chase, who is also the Deputy Chairman, has increased to £118,000 from 1 March 2007.

The Remuneration Committee determines the Chairman's remuneration, having regard to time commitment and packages awarded to Chairmen of other companies of a similar size and complexity. Mr D E Reid, Non-executive Chairman, received an annual fee of £540,000 this year and has the benefit of a company car.

Compliance

In carrying out its duties, the Committee gives full consideration to best practice. The Committee is constituted and operated throughout the period in accordance with the principles outlined in the Listing Rules of the Financial Services Authority derived from Schedule A and B of the Combined Code. The auditors' report, set out on page 43, covers the disclosures referred to in this report that are specified for audit by the Financial Services Authority. This report also complies with disclosures required by the Director Remuneration Report Regulations 2002. Details of Directors' emoluments and interests, including executive and savings-related share options, are set out on pages 33 to 40.

Mr C L Allen
Chairman of the Remuneration Committee

Tables 1 to 8 are audited information.

Table 1 Directors' emoluments

	Fixed emoluments			Performance-related emoluments					
	Salary £000	Allowances £000	Benefits (b) £000	Share Incentive Plan £000	Short-term £000	Short-term Deferred Shares £000	Long-term (c) £000	Total 2006/07 £000	Total 2005/06 £000
Executive Directors									
Sir Terry Leahy	1,202	–	99	3	1,240	1,240	834	4,618	3,979
Mr R Brasher	622	–	59	3	660	660	–	2,004	1,622
Mr P A Clarke	686	–	92	3	708	708	434	2,631	2,219
Mr A T Higginson	686	–	88	3	708	708	468	2,661	2,300
Mr T J R Mason (a)	686	542	354	3	1,005	708	467	3,765	2,256
Miss L Neville-Rolfe (d)	90	–	15	–	67	67	–	239	–
Mr D T Potts	686	–	33	3	708	708	436	2,574	2,219
Non-Executive Directors									
Mr C L Allen	69	–	–	–	–	–	–	69	58
Mr R F Chase	109	–	–	–	–	–	–	109	100
Mrs K Cook	62	–	–	–	–	–	–	62	55
Mr E M Davies	70	–	–	–	–	–	–	70	60
Dr H Einsmann	62	–	–	–	–	–	–	62	55
Mr K J Hydon	69	–	–	–	–	–	–	69	58
Ms C McCall	62	–	–	–	–	–	–	62	53
Mr D E Reid (Chairman)	536	–	76	–	–	–	–	612	586
Total	5,697	542	816	18	5,096	4,799	2,639	19,607	15,620

(a) Mr T J R Mason relocated to the US during the year. Benefits and allowances were paid to Mr T J R Mason in line with the Tesco approach to expatriate transfers including one-off payments for relocation, and travel and localisation costs including schooling. For future years this will be reduced to a non-pensionable salary supplement and a more focussed package of benefits which recognises ongoing expatriate costs including travel, medical and tax-related costs and services. Mr T J R Mason's short-term cash bonus includes cash compensation payments in respect of accumulated share rights from existing plans paid in cash as a result of his move to the US.

(b) With the exception of Mr T J R Mason, benefits are made up of car benefits, chauffeurs, disability and health insurance, staff discount and gym/leisure club membership.

(c) The long-term bonus figures shown in table 1 relate to the additional 12.5% enhancements allocated in May 2006 on short-term and long-term awards under the old bonus scheme. The long-term bonuses awarded on 20 July 2006 under the Performance Share Plan were awarded in the form of nil cost options with the exception of Mr T J R Mason who received an unfunded promise to deliver shares. Details of this award are shown in table 6.

(d) Miss L Neville-Rolfe was appointed on 14 December 2006. The figures in table 1 are calculated from the date of her appointment.

Table 2 Pension details of the Directors

	Age at 24 February 2007/ Years of Company service	Total accrued pension at 24 February 2007 (a, b) £000	Increase in accrued pension during the year £000	Increase in accrued pension during the year (net of inflation) £000	Transfer value of previous column at 24 February 2007 £000	Transfer value of total accrued pension at 25 February 2006 (old basis (c)) £000	Transfer value of total accrued pension at 25 February 2006 (new basis (c)) £000	Transfer value of total accrued pension at 24 February 2007 £000	Increase in transfer value less Directors' contributions £000
Sir Terry Leahy (d)	50/28	627	81	62	1,136	6,715	7,531	9,350	1,816
Mr R Brasher	45/20	241	58	51	542	1,554	1,806	2,559	752
Mr P A Clarke	46/32	295	36	27	309	2,365	2,735	3,364	627
Mr A T Higginson	49/9	212	39	33	419	1,806	2,065	2,711	644
Mr T J R Mason	49/25	322	39	29	374	2,942	3,365	4,132	765
Miss L Neville-Rolfe (e)	54/9	125	47	46	690	n/a	1,192	1,885	693
Mr D T Potts	49/34	326	40	30	387	3,051	3,487	4,281	792

(a) The accrued pension is that which would be paid annually on retirement at 60, based on service to 24 February 2007.

(b) Some of the Executive Directors' benefits are payable from an unapproved pension arrangement. This is secured by a fixed and floating charge on a cash deposit.

(c) The method used for calculating transfer values was revised during the year. Changes in financial conditions and improving mortality rates have meant that the previous basis for calculating transfer values, used since 2004, is not considered to produce suitable values. Transfer values at 25 February 2006 have been restated using the new method for comparative purposes.

(d) Sir Terry Leahy is entitled to retire at any age from 57, with an immediate pension of two-thirds of base salary.

(e) Miss L Neville-Rolfe was promoted to the Board on 14 December 2006. The increase in accrued pension shown is based on the increase since her date of promotion. Similarly, the transfer value as at 25 February 2006 is based on the value of her pension as at the date of promotion.

All transfer values have been calculated in accordance with Actuarial Guidance Note GN11.

Table 3 Gains made on share options

	Number of shares at exercise price (pence)								Value realisable 2006/07 (a) £000	Value realisable 2005/06 (a) £000
	164.0	179.42	184.0	209.5	247.0	259.0	197.5	Total		
Date exercisable	30/09/01	24/05/02	09/11/02	20/04/03	26/04/04	15/04/05	14/04/06			
Sir Terry Leahy	–	–	–	–	–	–	–	–	–	496
Mr R Brasher	14,088 (ii)	120,220 (iii)	22,039 (iii)	189,546 (iii)	–	–	–	345,893	465	–
Mr P A Clarke	–	–	–	–	–	328,185 (vii)	501,266 (ii)	829,451	1,026	339
Mr A T Higginson	–	–	–	–	348,178 (viii)	358,301 (viii)	523,544 (vi)	1,230,023	2,266	–
Mr T J R Mason	–	–	–	–	348,178 (iv)	–	523,544 (i)	871,722	1,023	–
Miss L Neville-Rolfe (b)	–	–	–	–	–	–	–	–	–	–
Mr D T Potts	–	–	–	–	–	–	501,266 (v)	501,266	820	383

	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	(viii)
Date of exercise	25/04/06	28/04/06	29/06/06	10/07/06	03/08/06	22/08/06	10/10/06	19/02/07
Market price at exercise (pence)	326.35	320.10	330.00	347.00	361.13	370.00	384.50	446.00

(a) The value realisable from shares acquired on exercise is the difference between the market value at exercise and the exercise price of the option, although the shares may have been retained. The share price at 24 February 2007 was 446.0 pence. The share price during the 52 weeks to 24 February 2007 ranged from 316.25 pence to 446.75 pence.

(b) Miss L Neville-Rolfe was appointed on 14 December 2006. The figures above are from the date of her appointment.

(c) Gains made on Save As You Earn share options are not included above. These are detailed in table 5.

Table 4 Share options held by Directors and not exercised at 24 February 2007

Executive share option schemes (1994) and (1996) and discretionary share option plan (2004)

	Date of grant	Options as at 25 Feb 2006	Options granted in year (a)	Options exercised in year	Options as at 24 Feb 2007	Exercise price (pence)	Date from which exercisable	Expiry date
Sir Terry Leahy	30.09.1998	126,832	–	–	126,832	164.0	30.09.2001	30.09.2008
	30.11.1999	228,901	–	–	228,901	173.0	30.11.2002	30.11.2009
	20.04.2000	17,673	–	–	17,673	209.5	20.04.2003	20.04.2010
	26.06.2000	780,487	–	–	780,487	205.0	26.06.2003	26.06.2010
	26.04.2001	647,773	–	–	647,773	247.0	26.04.2004	26.04.2011
	15.04.2002	642,471	–	–	642,471	259.0	15.04.2005	15.04.2012
	14.04.2003	939,747	–	–	939,747	197.5	14.04.2006	14.04.2013
	30.04.2004	766,041	–	–	766,041	253.25	30.04.2007	30.04.2014
	22.04.2005	658,673	–	–	658,673	312.75	22.04.2008	22.04.2015
	08.05.2006	–	709,353	–	709,353	318.60	08.05.2009	08.05.2016
Total		4,808,598	709,353	–	5,517,951			
Mr R Brasher	30.09.1998	14,088	–	14,088	–	164.0	30.09.2001	30.09.2008
	24.05.1999	120,220	–	120,220	–	179.42	24.05.2002	24.05.2009
	09.11.1999	22,039	–	22,039	–	184.0	09.11.2002	09.11.2009
	20.04.2000	189,546	–	189,546	–	209.5	20.04.2003	20.04.2010
	26.06.2000	106,613	–	–	106,613	205.0	26.06.2003	26.06.2010
	26.04.2001	101,215	–	–	101,215	247.0	26.04.2004	26.04.2011
	15.04.2002	100,386	–	–	100,386	259.0	15.04.2005	15.04.2012
	14.04.2003	151,900	–	–	151,900	197.5	14.04.2006	14.04.2013
	30.04.2004	296,150	–	–	296,150	253.25	30.04.2007	30.04.2014
	22.04.2005	255,795	–	–	255,795	312.75	22.04.2008	22.04.2015
	08.05.2006	–	345,261	–	345,261	318.60	08.05.2009	08.05.2016
Total		1,357,952	345,261	345,893	1,357,320			
Mr P A Clarke	15.04.2002	328,185	–	328,185	–	259.0	15.04.2005	15.04.2012
	14.04.2003	501,266	–	501,266	–	197.5	14.04.2006	14.04.2013
	30.04.2004	434,353	–	–	434,353	253.25	30.04.2007	30.04.2014
	22.04.2005	379,856	–	–	379,856	312.75	22.04.2008	22.04.2015
	08.05.2006	–	404,896	–	404,896	318.60	08.05.2009	08.05.2016
Total		1,643,660	404,896	829,451	1,219,105			
Mr A T Higginson	26.04.2001	348,178	–	348,178	–	247.0	26.04.2004	26.04.2011
	15.04.2002	358,301	–	358,301	–	259.0	15.04.2005	15.04.2012
	14.04.2003	523,544	–	523,544	–	197.5	14.04.2006	14.04.2013
	30.04.2004	434,353	–	–	434,353	253.25	30.04.2007	30.04.2014
	22.04.2005	379,856	–	–	379,856	312.75	22.04.2008	22.04.2015
	08.05.2006	–	404,896	–	404,896	318.60	08.05.2009	08.05.2016
Total		2,044,232	404,896	1,230,023	1,219,105			
Mr T J R Mason	26.04.2001	348,178	–	348,178	–	247.0	26.04.2004	26.04.2011
	15.04.2002	358,301	–	–	358,301	259.0	15.04.2005	15.04.2012
	14.04.2003	523,544	–	523,544	–	197.5	14.04.2006	14.04.2013
	30.04.2004	434,353	–	–	434,353	253.25	30.04.2007	30.04.2014
	22.04.2005	379,856	–	–	379,856	312.75	22.04.2008	22.04.2015
	08.05.2006	–	404,896	–	404,896	318.60	08.05.2009	08.05.2016
Total		2,044,232	404,896	871,722	1,577,406			

Table 4 Share options held by Directors and not exercised at 24 February 2007 continued

Executive share option schemes (1994) and (1996) and discretionary share option plan (2004)

	Date of grant	Options as at 25 Feb 2006	Options granted in year (a)	Options exercised in year	Options as at 24 Feb 2007	Exercise price (pence)	Date from which exercisable	Expiry date
Miss L Neville-Rolfe (b)	30.04.2004	128,350	–	–	128,350	253.25	30.04.2007	30.04.2014
	22.04.2005	108,050	–	–	108,050	312.75	22.04.2008	22.04.2015
	08.05.2006	116,133	–	–	116,133	318.60	08.05.2009	08.05.2016
		352,533	–	–	352,533			
Mr D T Potts	14.04.2003	501,266	–	501,266	–	197.5	14.04.2006	14.04.2013
	30.04.2004	434,353	–	–	434,353	253.25	30.04.2007	30.04.2014
	22.04.2005	379,856	–	–	379,856	312.75	22.04.2008	22.04.2015
	08.05.2006	–	404,896	–	404,896	318.60	08.05.2009	08.05.2016
		1,315,475	404,896	501,266	1,219,105			

(a) Executive share options are subject to performance conditions measured over three years as set out on page 30. No options lapsed in the year. The market price at exercise is shown in Table 3.

(b) Miss L Neville-Rolfe was appointed on 14 December 2006. No options have been granted or exercised from the date of her appointment.

Table 5 Share options held by Directors and not exercised at 24 February 2007

Savings-related share option scheme (1981)

	Date of grant	As at 25 Feb 2006	Options granted in year	Options exercised in year[1]	As at 24 Feb 2007	Exercise price (pence)	Value realisable 2006/07 £000	Value realisable 2005/06 £000
Sir Terry Leahy	08.11.2001	1,671	–	1,671	–	198.0	4	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	1,298	–	–	1,298	248.0	–	–
	08.11.2006	–	1,066	–	1,066	307.0	–	–
		8,084	1,066	1,671	7,479		4	2
Mr R Brasher	08.11.2001	1,671	–	1,671	–	198.0	4	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	1,298	–	–	1,298	248.0	–	–
	08.11.2006	–	1,066	–	1,066	307.0	–	–
		8,084	1,066	1,671	7,479		4	2
Mr P A Clarke	08.11.2001	1,671	–	1,671	–	198.0	4	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	1,298	–	–	1,298	248.0	–	–
	08.11.2006	–	1,066	–	1,066	307.0	–	–
		8,084	1,066	1,671	7,479		4	2
Mr A T Higginson	08.11.2001	1,671	–	1,671	–	198.0	4	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	1,298	–	–	1,298	248.0	–	–
	08.11.2006	–	1,066	–	1,066	307.0	–	–
		8,084	1,066	1,671	7,479		4	2

Table 5 Share options held by Directors and not exercised at 24 February 2007 continued

Savings-related share option scheme (1981)

	Date of grant	As at 25 Feb 2006	Options granted in year	Options exercised in year (a)	As at 24 Feb 2007	Exercise price (pence)	Value realisable 2006/07 £000	Value realisable 2005/06 £000
Mr T J R Mason	08.11.2001	1,003	–	1,003	–	198.0	2	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	1,298	–	–	1,298	248.0	–	–
	08.11.2006	–	1,066	–	1,066	307.0	–	–
		7,416	1,066	1,003	7,479		2	2
Miss L Neville-Rolfe (b)	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	1,298	–	–	1,298	248.0	–	–
	08.11.2006	1,066	–	–	1,066	307.0	–	–
		7,479	–	–	7,479		–	–
Mr D T Potts	08.11.2001	1,671	–	1,671	–	198.0	4	–
	08.11.2002	2,066	–	–	2,066	159.0	–	–
	06.11.2003	1,625	–	–	1,625	195.0	–	–
	04.11.2004	1,424	–	–	1,424	232.0	–	–
	02.11.2005	1,298	–	–	1,298	248.0	–	–
	08.11.2006	–	1,066	–	1,066	307.0	–	–
		8,084	1,066	1,671	7,479		4	2

(a) Save As You Earn is an all employee share scheme. Options are not subject to performance conditions. All options are exercisable from 1 February in the year which is six years from the year of grant. All options expire six months from their exercise date (i.e. on 1 August of the relevant year). Mr R Brasher exercised his options on 14 February 2007 when the market price was 437.0 pence. All other Directors exercised options on 1 February 2007 when the market price was 419.5 pence. No options lapsed in the year.

(b) Miss L Neville-Rolfe was appointed on 14 December 2006. No options have been granted or exercised from the date of her appointment.

Table 6 Long-term Performance Share Plan

	Date of award/grant	Share price on award date (pence)	As at 25 Feb 2006	Shares awarded/ options granted	As at 24 Feb 2007	Date of release/ date from which exercisable	Expiry date
Sir Terry Leahy	28.07.2004	253.45	304,794	–	304,794	28.07.2008	28.07.2014
	12.10.2005	302.75	373,245	11,059	384,304	12.07.2009	12.10.2015
	20.07.2006	346.25	–	361,093	361,093	20.07.2010	20.07.2016
			678,039	372,152	1,050,191		
Mr R Brasher	28.07.2004	253.45	118,367	–	118,367	28.07.2008	28.07.2014
	12.10.2005	302.75	181,668	5,382	187,050	12.07.2009	12.10.2015
	20.07.2006	346.25	–	192,168	192,168	20.07.2010	20.07.2016
			300,035	197,550	497,585		
Mr P A Clarke	28.07.2004	253.45	175,774	–	175,774	28.07.2008	28.07.2014
	12.10.2005	302.75	213,047	6,312	219,359	12.07.2009	12.10.2015
	20.07.2006	346.25	–	206,111	206,111	20.07.2010	20.07.2016
			388,821	212,423	601,244		
Mr A T Higginson	28.07.2004	253.45	175,774	–	175,774	28.07.2008	28.07.2014
	12.10.2005	302.75	213,047	6,312	219,359	12.07.2009	12.10.2015
	20.07.2006	346.25	–	206,111	206,111	20.07.2010	20.07.2016
			388,821	212,423	601,244		

Table 6 Long-term Performance Share Plan continued

	Date of award/grant	Share price on award date (pence)	As at 25 Feb 2006	Shares awarded/ options granted	As at 24 Feb 2007	Date of release/ date from which exercisable	Expiry date
Mr T J R Mason (a)	28.07.2004	253.45	175,774	–	175,774	28.07.2008	28.07.2014
	12.10.2005	302.75	213,047	6,312	219,359	12.07.2009	12.10.2015
	25.08.2006	346.25	–	206,111	206,111	20.07.2010	–
			388,821	212,423	601,244		
Miss L Neville-Rolfe (b)	18.01.2006	312.25	29,623	–	29,623	18.07.2008	–
	20.07.2006	346.25	57,039	–	57,039	20.07.2009	–
			86,662	–	86,662		
Mr D T Potts	28.07.2004	253.45	175,774	–	175,774	28.07.2008	28.07.2014
	12.10.2005	302.75	213,047	6,312	219,359	12.07.2009	12.10.2015
	20.07.2006	346.25	–	206,111	206,111	20.07.2010	20.07.2016
			388,821	212,423	601,244		

(a) Mr T J R Mason's 2006 award was made in the form of an unfunded promise.

(b) Miss L Neville-Rolfe was appointed on 14 December 2006. No shares have been awarded or options granted since the date of her appointment. Those awards detailed were made in the form of restricted shares under the senior management Performance Share Plan.

(c) The Long-term Performance Share Plan replaced the Long-term Executive Incentive Scheme. The first award under the new plan was made in 2004. All awards except those described in notes (a) and (b) above have been made in the form of nil cost options.

(d) The awards are subject to performance conditions based on Return on Capital Employed targets.

(e) The awards are increased to reflect dividends equivalents as each dividend is paid with the exception of the 2004 award on which no dividends accrue.

(f) No options were exercised or lapsed and no shares were released in the year under this Plan.

Table 7 Executive Incentive Plan

	Date of award/grant	Share price on award date (pence)	As at 25 Feb 2006	Shares awarded/ options granted	Shares released/ options exercised	As at 24 Feb 2007	Date of release/ date from which exercisable	Expiry date
Sir Terry Leahy	20.05.2005	311.0	250,626	7,399	–	258,025	20.05.2008	20.05.2015
	26.05.2006	318.5	–	346,950	–	346,950	22.05.2009	22.05.2016
			250,626	354,349	–	604,975		
Mr R Brasher	20.05.2005	311.0	97,330	2,873	–	100,203	20.05.2008	20.05.2015
	26.05.2006	318.5	–	168,869	–	168,869	22.05.2009	22.05.2016
			97,330	171,742	–	269,072		
Mr P A Clarke	20.05.2005	311.0	144,536	4,266	–	148,802	20.05.2008	20.05.2015
	26.05.2006	318.5	–	198,037	–	198,037	22.05.2009	22.05.2016
			144,536	202,303	–	346,839		
Mr A T Higginson	20.05.2005	311.0	144,536	4,266	–	148,802	20.05.2008	20.05.2015
	26.05.2006	318.5	–	198,037	–	198,037	22.05.2009	22.05.2016
			144,536	202,303	–	346,839		
Mr T J R Mason	20.05.2005	311.0	144,536	4,266	–	148,802	20.05.2008	20.05.2015
	26.05.2006	318.5	–	198,037	198,037	–	16.02.2007	–
			144,536	202,303	198,037	148,802		
Mr D T Potts	20.05.2005	311.0	144,536	4,266	–	148,802	20.05.2008	20.05.2015
	26.05.2006	318.5	–	198,037	–	198,037	22.05.2009	22.05.2016
			144,536	202,303	–	346,839		

(a) The Executive Incentive Plan replaced the Short-term Executive Incentive Scheme. The first award under the new plan was made in 2005.

(b) The awards are subject to performance conditions based on TSR, earnings per share and corporate objectives.

(c) Mr T J R Mason's 2006 award was made in the form of conditional shares which were released on 16 February 2007 at the discretion of the Remuneration Committee at a market price of 444.0 pence. All other awards have been made in the form of nil cost options.

(d) The awards are increased to reflect dividends equivalents as each dividend is paid.

(e) No options lapsed in the year under the Executive Incentive Plan.

Table 8 Directors' interests in the long-term incentive plan

Name	Year of release	Award date	As at 25 Feb 2006	Shares awarded	Shares released	As at 24 Feb 2007	Value of shares released £000	Release date	Market price on release (pence)
Sir Terry Leahy	2007	08.05.00	121,771	18,811	140,582	–	624	16.02.07	444.0
	2007	10.04.02	462,777	71,491	534,268	–	2,372	16.02.07	444.0
	2007	09.04.03	347,308	9,103	–	356,411	–	09.04.07	–
	2008	11.04.01	176,993	27,342	–	204,335	–	11.04.08	–
	2008	09.04.03	619,413	95,690	–	715,103	–	09.04.08	–
	2008	04.05.04	302,186	7,919	–	310,105	–	04.05.08	–
	2009	10.04.02	242,859	37,518	–	280,377	–	10.04.09	–
	2009	04.05.04	453,279	70,025	–	523,304	–	04.05.09	–
Mr R Brasher (a)	2007	14.05.03	33,464	876	34,340	–	152	16.02.07	444.0
	2008	27.05.04	38,702	1,014	–	39,716	–	14.05.08	–
Mr P A Clarke	2007	08.05.00	50,051	7,731	57,782	–	257	16.02.07	444.0
	2007	10.04.02	236,389	36,516	272,905	–	1,212	16.02.07	444.0
	2007	09.04.03	185,254	4,854	–	190,108	–	09.04.07	–
	2008	11.04.01	81,857	12,645	–	94,502	–	11.04.08	–
	2008	09.04.03	330,395	51,041	–	381,436	–	09.04.08	–
	2008	04.05.04	171,342	4,490	–	175,832	–	04.05.08	–
	2009	10.04.02	124,054	19,164	–	143,218	–	10.04.09	–
	2009	04.05.04	257,012	39,703	–	296,715	–	04.05.09	–
Mr A T Higginson	2007	08.05.00	70,800	10,937	81,737	–	363	16.02.07	444.0
	2007	10.04.02	258,084	39,870	297,954	–	1,323	16.02.07	444.0
	2007	09.04.03	193,489	5,070	–	198,559	–	09.04.07	–
	2008	11.04.01	95,133	14,697	–	109,830	–	11.04.08	–
	2008	09.04.03	345,080	53,309	–	398,389	–	09.04.08	–
	2008	04.05.04	171,342	4,490	–	175,332	–	04.05.08	–
	2009	10.04.02	135,439	20,923	–	156,362	–	10.04.09	–
	2009	04.05.04	257,012	39,703	–	296,715	–	04.05.09	–
Mr T J R Mason	2007	08.05.00	70,800	10,937	81,737	–	363	16.02.07	444.0
	2007	10.04.02	258,084	39,870	297,954	–	1,323	16.02.07	444.0
	2007	09.04.03	193,489	5,070	–	198,559	–	09.04.07	–
	2008	11.04.01	95,133	14,697	–	109,330	–	11.04.08	–
	2008	09.04.03	345,080	53,309	–	398,389	–	09.04.08	–
	2008	04.05.04	171,342	4,490	–	175,332	–	04.05.08	–
	2009	10.04.02	135,439	20,923	–	156,362	–	10.04.09	–
	2009	04.05.04	257,012	39,703	–	296,715	–	04.05.09	–

Table 8 Directors' interests in the long-term incentive plan continued

Name	Year of release	Award date	As at 25 Feb 2006	Shares awarded	Shares released	As at 24 Feb 2007	Value of shares released £000	Release date	Market price on release (pence)
Miss L Neville-Rolfe (a)	2007	14.05.03	28,488	–	28,488	–	126	16.02.07	444.0
	2008	27.05.04	33,016	–	–	33,016	–	27.05.08	–
	2008	12.05.05	54,538	–	–	54,538	–	12.05.08	–
	2009	24.05.06	56,631	–	–	56,631	–	24.05.09	–
Mr D T Potts	2007	08.05.00	54,600	8,434	63,034	–	280	16.02.07	444.0
	2007	10.04.02	236,389	36,516	272,905	–	1,212	16.02.07	444.0
	2007	09.04.03	185,254	4,854	–	190,108	–	09.04.07	–
	2008	11.04.01	81,857	12,645	–	94,502	–	11.04.08	–
	2008	09.04.03	330,395	51,041	–	381,436	–	09.04.08	–
	2008	04.05.04	171,342	4,490	–	175,832	–	04.05.08	–
	2009	10.04.02	124,054	19,164	–	143,218	–	10.04.09	–
	2009	04.05.04	257,012	39,703	–	296,715	–	04.05.09	–

(a) Bonus shares shown for Mr R Brasher and Miss L Neville-Rolfe were awarded under the senior management bonus scheme before they joined the Board. These shares can not be retained for an additional three-year period and enhanced. Miss L Neville-Rolfe was appointed on 14 December 2006. The figures above show those shares released since the date of her appointment.

(b) This Plan has been replaced by the Performance Share Plan and Executive Incentive Plan. The last awards under this Plan were made in May 2004.

(c) Long-term awards from 2002 are classed as four-year cycles and Short-term awards from 2004 are classed as two-year cycles as no election for enhancement is possible yet. Long-term awards can be enhanced from the 4th year, extending the cycle to seven years. Short-term awards can be enhanced from the 2nd year, extending the cycle to five years.

Date of award	16.04.99	08.05.00	11.04.01	08.05.01	10.04.02	07.05.02	09.04.03	14.05.03	04.05.04	27.05.04	12.05.05	24.05.06
Award price (pence)	168.83	174.00	259.25	247.50	248.00	261.50	197.25	202.88	248.75	249.88	309.88	316.88

Table 9 is unaudited information

Table 9 Disclosable interests of the Directors, including family interests

	24 Feb 2007		25 Feb 2006 (or on appointment if later)	
	Ordinary shares (a)	Options to acquire ordinary shares (b)	Ordinary shares (a)	Options to acquire ordinary shares (b)
Executive Directors				
Sir Terry Leahy	6,161,039	7,180,596	6,073,840	5,745,347
Mr R Brasher	195,483	2,131,456	226,814	1,763,401
Mr P A Clarke	1,491,104	2,174,667	1,447,286	2,185,101
Mr A T Higginson	1,674,052	2,174,667	1,649,690	2,585,673
Mr T J R Mason	1,963,153	2,128,820	1,627,031	2,585,005
Miss L Neville-Rolfe (c)	255,883	360,012	265,651	360,012
Mr D T Potts	1,843,088	2,174,667	1,791,777	1,856,916
Non-executive Directors				
Mr C L Allen	–	–	–	–
Mr R F Chase	52,653	–	51,662	–
Mrs K Cook	–	–	–	–
Mr E M Davies	2,400	–	2,400	–
Dr H Einsmann	209,353	–	158,673	–
Mr K J Hydon	30,093	–	30,093	–
Ms C McCall	6,408	–	6,365	–
Mr D E Reid (Chairman)	193,347	–	193,264	–

(a) Ordinary shares shown in this table include shares held as part of incentive plans shown in table 8 and shares awarded to Mr T J R Mason under the Performance Share Plan in the form of a promise to deliver shares shown in table 6. Between 25 February 2007 and 16 April 2007, 343 shares were purchased by Executive Directors as part of the Buy As You Earn scheme.

(b) Options to acquire ordinary shares shown above comprise options held under the Executive Share Option schemes, Discretionary Share Option Plan, Save As You Earn scheme, and nil cost options under the Performance Share Plan and Executive Incentive Plan.

(c) Miss L Neville-Rolfe was appointed to the Board on 14 December 2006. The balance for last year for Miss L Neville-Rolfe is shown as at the date of her appointment.

FINANCIAL STATEMENTS CONTENTS

Statement of Directors' responsibilities

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for the financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with IFRS as adopted by the European Union (EU) and have elected to prepare the Company financial statements in accordance with UK Accounting Standards.

In preparing the Group and Company financial statements, the Directors are required to:

- select suitable accounting policies and apply them consistently;
- make reasonable and prudent judgements and estimates;
- for the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU;
- for the Company financial statements state whether applicable UK Accounting Standards have been followed;
- prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group and the Company will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time, the financial position of the Company and Group, and which enable them to ensure that the financial statements and the Directors' remuneration report comply with the Companies Act 1985, and as regards the Group financial statements, Article 4 of the IAS Regulation.

The Directors are responsible for the maintenance and integrity of the Annual Review and Summary Financial Statement and Annual Report and Financial Statements published on the Group's corporate website. Legislation in the UK concerning the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and of the Company and to prevent and detect fraud and other irregularities.

Independent auditors' report to the members of Tesco PLC

We have audited the Group financial statements of Tesco PLC for the year ended 24 February 2007 which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Parent Company financial statements of Tesco PLC for the year ended 24 February 2007 and on the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the Combined Code (2003) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Directors' Report, the Operating and Financial Review and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 24 February 2007 and of its profit and cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London 16 April 2007

Group income statement Year ended 24 February 2007

	notes	2007 £m	2006* £m
Continuing operations			
Revenue (sales excluding VAT)	2	42,641	39,454
Cost of sales		(39,401)	(36,426)
Pensions adjustment – Finance Act 2006	23	258	–
Impairment of the Gerrards Cross site		(35)	–
Gross profit		3,463	3,028
Administrative expenses		(907)	(825)
Profit arising on property-related items	2/3	92	77
Operating profit	2	2,648	2,280
Share of post-tax profits of joint ventures and associates (including £47m of property-related items (2005/06 – £nil))	13	106	82
Profit on sale of investments in associates	13	25	–
Finance income	5	90	114
Finance costs	5	(216)	(241)
Profit before tax	3	2,653	2,235
Taxation	6	(772)	(649)
Profit for the year from continuing operations		1,881	1,586
Discontinued operation			
Profit/(loss) for the year from discontinued operation	7	18	(10)
Profit for the year		1,899	1,576
Attributable to:			
Equity holders of the parent		1,892	1,570
Minority interests		7	6
		1,899	1,576
Earnings per share from continuing and discontinued operations			
Basic	9	23.84p	20.07p
Diluted	9	23.54p	19.79p
Earnings per share from continuing operations			
Basic	9	23.61p	20.20p
Diluted	9	23.31p	19.92p

Non-GAAP measure: underlying profit before tax

	notes	2007 £m	2006* £m
Profit before tax (excluding discontinued operation)		2,653	2,235
Adjustments for:			
IAS 32 and IAS 39 'Financial Instruments' – Fair value remeasurements	5	4	9
Total IAS 19 Income Statement charge for pensions	23	432	303
'Normal' cash contributions for pensions	23	(321)	(270)
Exceptional items:			
Pensions adjustment – Finance Act 2006	23	(258)	–
Impairment of the Gerrards Cross site		35	–
Underlying profit before tax	1	2,545	2,277

* Results for the year ended 25 February 2006 include 52 weeks for the UK and the Republic of Ireland and 14 months for the majority of the remaining International businesses.

The notes on pages 48 to 97 form part of these financial statements.

Group statement of recognised income and expense Year ended 24 February 2007

	notes	2007 £m	2006* £m
(Loss)/gain on revaluation of available-for-sale investments	14	(1)	2
Foreign currency translation differences		(65)	33
Total gain/(loss) on defined benefit pension schemes	23	114	(443)
(Losses)/gains on cash flow hedges:			
– net fair value (losses)/gains		(26)	44
– reclassified and reported in the Income Statement		(12)	(5)
Tax on items taken directly to equity	6	12	133
Net income/(expense) recognised directly in equity		22	(236)
Profit for the year		1,899	1,576
Total recognised income and expense for the year		1,921	1,340
Attributable to:			
Equity holders of the parent		1,920	1,327
Minority interests		1	13
		1,921	1,340

* Results for the year ended 25 February 2006 include 52 weeks for the UK and the Republic of Ireland and 14 months for the majority of the remaining International businesses.

Group balance sheet 24 February 2007

	notes	2007 £m	2006 £m
Non-current assets			
Goodwill and other intangible assets	10	2,045	1,525
Property, plant and equipment	11	16,976	15,882
Investment property	12	856	745
Investments in joint ventures and associates	13	314	476
Other investments	14	8	4
Deferred tax assets	6	32	12
		20,231	18,644
Current assets			
Inventories	15	1,931	1,464
Trade and other receivables	16	1,079	892
Derivative financial instruments	20	108	70
Current tax assets		8	–
Cash and cash equivalents	17	1,042	1,325
		4,168	3,751
Non-current assets classified as held for sale and assets of the disposal group	7	408	168
		4,576	3,919
Current liabilities			
Trade and other payables	18	(6,046)	(5,083)
Financial liabilities			
– Borrowings	19	(1,554)	(1,646)
– Derivative financial instruments and other liabilities	20	(87)	(239)
Current tax liabilities		(461)	(462)
Provisions	21	(4)	(2)
		(8,152)	(7,432)
Liabilities directly associated with the disposal group	7	–	(86)
		(8,152)	(7,518)
Net current liabilities		(3,576)	(3,599)
Non-current liabilities			
Financial liabilities			
– Borrowings	19	(4,146)	(3,742)
– Derivative financial instruments and other liabilities	20	(399)	(294)
Post-employment benefit obligations	23	(950)	(1,211)
Other non-current liabilities	13	(29)	(29)
Deferred tax liabilities	6	(535)	(320)
Provisions	21	(25)	(5)
		(6,084)	(5,601)
Net assets		10,571	9,444
Equity			
Share capital	24/25	397	395
Share premium account	25	4,376	3,988
Other reserves	25	40	40
Retained earnings	25	5,693	4,957
Equity attributable to equity holders of the parent		10,506	9,380
Minority interests	25	65	64
Total equity		10,571	9,444

Sir Terry Leahy
Andrew Higginson
Directors
The financial statements on pages 44 to 97 were authorised for issue by the Directors on 16 April 2007 and are subject to the approval of the shareholders at the Annual General Meeting on 29 June 2007.

Group cash flow statement Year ended 24 February 2007

	notes	2007 £m	2006* £m
Cash flows from operating activities			
Cash generated from operations	28	3,532	3,412
Interest paid		(376)	(364)
Corporation tax paid		(545)	(429)
Net cash from operating activities		2,611	2,619
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(325)	(54)
Proceeds from sale of subsidiary, net of cash disposed		22	–
Proceeds from sale of joint ventures and associates		41	–
Purchase of property, plant and equipment and investment property		(2,852)	(2,561)
Proceeds from sale of property, plant and equipment		809	664
Purchase of intangible assets		(174)	(139)
Net increase in loans to joint ventures		(21)	(16)
Invested in joint ventures and associates		(49)	(34)
Dividends received		124	82
Interest received		82	96
Net cash used in investing activities		(2,343)	(1,962)
Cash flows from financing activities			
Proceeds from issue of ordinary share capital		156	123
Net increase in/(repayments of) borrowings		184	(109)
New finance leases		99	–
Repayment of obligations under finance leases		(15)	(6)
Dividends paid		(467)	(441)
Own shares purchased		(490)	(59)
Net cash used in financing activities		(533)	(492)
Net (decrease)/increase in cash and cash equivalents		(265)	165
Cash and cash equivalents at beginning of year		1,325	1,146
Effect of foreign exchange rate changes		(18)	16
Cash and cash equivalents at end of year		1,042	1,327
Less cash held in disposal group		–	(2)
Cash and cash equivalents not held in disposal group	17	1,042	1,325

* Results for the year ended 25 February 2006 include 52 weeks for the UK and the Republic of Ireland and 14 months for the majority of the remaining International businesses.

Reconciliation of net cash flow to movement in net debt note

	notes	2007 £m	2006 £m
Net (decrease)/increase in cash and cash equivalents		(265)	165
Net cash (inflow)/outflow from debt and lease financing		(268)	115
Net debt included within the disposal group		–	55
Other non-cash movements		18	(357)
Increase in net debt in the year		(515)	(22)
Opening net debt	29	(4,509)	(4,487)
Closing net debt	29	(5,024)	(4,509)

NB. The reconciliation of net cash flow to movement in net debt note is not a primary statement and does not form part of the cash flow statement.

Note 1 Accounting policies

General information

Tesco PLC is a public limited company incorporated in the United Kingdom under the Companies Act 1985 (Registration number 445790). The address of the registered office is Tesco House, Delamare Road, Cheshunt, Hertfordshire, EN8 9SL, UK.

As described in the Directors' Report, the main activity of the Group is that of retailing and associated activities.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretation Committee (IFRIC) interpretations as endorsed by the European Union, and those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

Basis of preparation

The financial statements are presented in Pounds Sterling, rounded to the nearest million. They are prepared on the historical cost basis modified for the revaluation of certain financial instruments.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Basis of consolidation

The Group financial statements consist of the financial statements of the ultimate Parent Company (Tesco PLC), all entities controlled by the Company (its subsidiaries) and the Group's share of its interests in joint ventures and associates.

Where necessary, adjustments are made to the financial statements of subsidiaries, joint ventures and associates to bring the accounting policies used into line with those of the Group.

Subsidiaries

A subsidiary is an entity whose operating and financing policies are controlled, directly or indirectly, by Tesco PLC.

The accounts of the Parent Company's subsidiary undertakings are prepared to dates around the Group year end apart from Hymall, which for this reporting period have been prepared to 31 December 2006. Hymall has a different year end to the Group, as it is yet to be aligned with the Group year end following its acquisition in December 2006.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

Joint ventures and associates

A joint venture is an entity in which the Group holds an interest on a long-term basis and which is jointly controlled by the Group and one or more other venturers under a contractual agreement.

An associate is an undertaking, not being a subsidiary or joint venture, over which the Group has significant influence and can participate in the financial and operating policy decisions of the entity.

The Group's share of the results of joint ventures and associates is included in the Group Income Statement using the equity method of accounting. Investments in joint ventures and associates are carried in the Group Balance Sheet at cost plus post-acquisition changes in the Group's share of the net assets of the entity, less any impairment in value. The carrying values of investments in joint ventures and associates include acquired goodwill.

If the Group's share of losses in a joint venture or associate equals or exceeds its investment in the joint venture or associate, the Group does not recognise further losses, unless it has incurred obligations to do so or made payments on behalf of the joint venture or associate.

Unrealised gains arising from transactions with joint ventures and associates are eliminated to the extent of the Group's interest in the entity.

Use of assumptions and estimates

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical estimates and assumptions are made in particular with regard to establishing uniform depreciation and amortisation periods for the Group, impairment testing, assumptions for measuring pension provisions, determination of the fair value of obligations to purchase minority interests, classification of leases as operating leases versus finance leases (including on sale and leasebacks), the likelihood that tax assets can be realised and the classification of certain operations as held for sale.

Revenue

Revenue consists of sales through retail outlets.

Revenue is recorded net of returns, relevant vouchers/offers and value-added taxes, when the significant risks and rewards of ownership have been transferred to the buyer. Relevant vouchers/offers include: money-off coupons, conditional spend vouchers and offers such as buy one get one free (BOGOF) and 3 for 2.

Commission income is recorded based on the terms of the contracts.

Clubcard and loyalty initiatives

The cost of Clubcard is treated as a cost of sale, with an accrual equal to the estimated fair value of the points issued recognised when the original transaction occurs. On redemption, the cost of redemption is offset against the accrual.

The fair value of the points awarded is determined with reference to the cost of redemption and considers factors such as redemption via Clubcard deals versus money-off in store and redemption rate.

Computers for Schools and Sport for Schools and Clubs vouchers are issued by Tesco for redemption by participating schools/clubs and are part of our overall Community Plan. The cost of the redemption (i.e. meeting the obligation attached to the vouchers) is treated as a cost rather than as a deduction from sales.

Other income

Finance income is recognised in the period to which it relates on an accruals basis. Dividends are recognised when a legal entitlement to payment arises.

Operating profit

Operating profit is stated after profit arising on property-related items but before the share of results of joint ventures and associates, finance income and finance costs.

Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate line of business or geographical area of operation. Classification as a discontinued operation occurs upon disposal or earlier, if the operation meets the criteria to be classified as held for sale, under IFRS 5 'Non-current assets held for sale'.

Property, plant and equipment

Property, plant and equipment assets are carried at cost less accumulated depreciation and any recognised impairment in value.

Property, plant and equipment assets are depreciated on a straight-line basis to their residual value over their anticipated useful economic lives.

The following depreciation rates are applied for the Group:

- Freehold and leasehold buildings with greater than 40 years unexpired – at 2.5% of cost
- Leasehold properties with less than 40 years unexpired are depreciated by equal annual instalments over the unexpired period of the lease
- Plant, equipment, fixtures and fittings and motor vehicles – at rates varying from 9% to 33%.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, when shorter, over the term of the relevant lease.

All tangible fixed assets are reviewed for impairment in accordance with IAS 36 'Impairment of Assets' when there are indications that the carrying value may not be recoverable.

Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalised. Qualifying assets are those that necessarily take a substantial period of time to prepare for their intended use. All other borrowing costs are recognised in the Income Statement in the period in which they occur.

Investment property

Investment property is property held to earn rental income and/or for capital appreciation rather than for the purpose of Group operating activities. Investment property assets are carried at cost less accumulated depreciation and any recognised impairment in value. The depreciation policies for investment property are consistent with those described for owner-occupied property.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as a lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment in the lease.

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease.

Note 1 Accounting policies continued

The Group as a lessee

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability is included in the Balance Sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligations so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the Income Statement.

Rentals payable under operating leases are charged to the Income Statement on a straight-line basis over the term of the relevant lease.

Sale and leaseback

A sale and leaseback transaction is one where a vendor sells an asset and immediately reacquires the use of that asset by entering into a lease with the buyer. The accounting treatment of the sale and leaseback depends upon the substance of the transaction (by applying the lease classification principles described above) and whether or not the sale was made at the asset's fair value.

For sale and finance leasebacks, any apparent profit or loss from the sale is deferred and amortised over the lease term. For sale and operating leasebacks, generally the assets are sold at fair value, and accordingly the profit or loss from the sale is recognised immediately.

Following initial recognition, the lease treatment is consistent with those principles described above.

Business combinations and goodwill

All business combinations are accounted for by applying the purchase method.

On acquisition, the assets and liabilities and contingent liabilities of an acquired entity are measured at their fair value. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

Goodwill arising on consolidation represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary, joint venture or associate at the date of acquisition. If the cost of acquisition is less than the fair value of the Group's share of the net assets of the acquired entity (i.e. a discount on acquisition) then the difference is credited to the Income Statement in the period of acquisition.

At the acquisition date of a subsidiary, goodwill acquired is recognised as an asset and is allocated to each of the cash-generating units expected to benefit from the business combination's synergies and to the lowest level at which management monitors the goodwill. Goodwill arising on the acquisition of joint ventures and associates is included within the carrying value of the investment.

Goodwill is reviewed for impairment at least annually by assessing the recoverable amount of each cash-generating unit to which the goodwill relates. When the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Any impairment is recognised immediately in the Income Statement and is not subsequently reversed.

On disposal of a subsidiary, joint venture or associate, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before 29 February 2004 (the date of transition to IFRS) was retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been restated and will not be included in determining any subsequent profit or loss on disposal.

Intangible assets

Acquired intangible assets

Acquired intangible assets, such as software or pharmacy licences, are measured initially at cost and are amortised on a straight-line basis over their estimated useful lives.

Internally-generated intangible assets – Research and development expenditure

Research costs are expensed as incurred.

Development expenditure incurred on an individual project is carried forward only if all the criteria set out in IAS 38 'Intangible Assets' are met, namely:

- an asset is created that can be identified (such as software or new processes);
- it is probable that the asset created will generate future economic benefits; and
- the development cost of the asset can be measured reliably.

Following the initial recognition of development expenditure, the cost is amortised over the project's estimated useful life, usually at 14%-25% of cost per annum.

Impairment of tangible and intangible assets excluding goodwill

At each Balance Sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories comprise goods held for resale and properties held for, or in the course of, development and are valued at the lower of cost and fair value less costs to sell using the weighted average cost basis.

Cash and cash equivalents

Cash and cash equivalents in the Balance Sheet consist of cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through sale rather than continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale and it should be expected to be completed within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Pensions and similar obligations

The Group accounts for pensions and other post-employment benefits (principally private healthcare) under IAS 19 'Employee Benefits'.

In respect of defined benefit plans, obligations are measured at discounted present value (using the projected unit credit method) whilst plan assets are recorded at fair value. The operating and financing costs of such plans are recognised separately in the Income Statement; service costs are spread systematically over the expected service lives of employees and financing costs are recognised in the periods in which they arise. Actuarial gains and losses are recognised immediately in the Statement of Recognised Income and Expense.

Payments to defined contribution schemes are recognised as an expense as they fall due.

Share-based payments

Employees of the Group receive part of their remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The fair value of employee share option plans is calculated at the grant date using the Black-Scholes model. In accordance with IFRS 2 'Share-based payment', the resulting cost is charged to the Income Statement over the vesting period. The value of the charge is adjusted to reflect expected and actual levels of vesting.

Taxation

The tax expense included in the Income Statement consists of current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted by the Balance Sheet date.

Tax is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Deferred tax is provided using the Balance Sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Note 1 Accounting policies continued

Deferred tax is calculated at the tax rates that have been enacted or substantively enacted by the Balance Sheet date. Deferred tax is charged or credited in the Income Statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.

Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each Balance Sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset against each other when there is a legally enforceable right to set-off current taxation assets against current taxation liabilities and it is the intention to settle these on a net basis.

Foreign currencies

Transactions in foreign currencies are translated at the exchange rate on the date of the transaction. At each Balance Sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the Balance Sheet date. All differences are taken to the Income Statement for the period.

The financial statements of foreign subsidiaries are translated into Pounds Sterling according to the functional currency concept of IAS 21 'The Effects of Changes in Foreign Exchange Rates'. Since the majority of consolidated companies operate as independent entities within their local economic environment, their respective local currency is the functional currency. Therefore, assets and liabilities of overseas subsidiaries denominated in foreign currencies are translated at exchange rates prevailing at the date of the Group Balance Sheet; profits and losses are translated into Pounds Sterling at average exchange rates for the relevant accounting periods. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's Balance Sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables are non interest-bearing and are recognised initially at fair value, and subsequently at amortised cost using the effective interest rate method, reduced by appropriate allowances for estimated irrecoverable amounts.

Investments

Investments are recognised at trade date. Investments are classified as either held for trading or available-for-sale, and are recognised at fair value.

For held for trading investments, gains and losses arising from changes in fair value are recognised in the Income Statement.

For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net result for the period. Interest calculated using the effective interest rate method is recognised in the Income Statement. Dividends on an available-for-sale equity instrument are recognised in the Income Statement when the entity's right to receive payment is established.

Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that gives a residual interest in the assets of the Group after deducting all of its liabilities.

Interest-bearing borrowings

Interest-bearing bank loans and overdrafts are initially recorded at fair value, net of attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the Income Statement over the period of the borrowings on an effective interest basis.

Trade payables

Trade payables are non interest-bearing and are stated at amortised cost.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedge accounting
The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operating, financing and investment activities. The Group does not hold or issue derivative financial instruments for trading purposes, however if derivatives do not qualify for hedge accounting they are accounted for as such.

Derivative financial instruments are recognised and stated at fair value. The fair value of derivative financial instruments is determined by reference to market values for similar financial instruments, by discounted cash flows, or by the use of option valuation models. Where derivatives do not qualify for hedge accounting, any gains or losses on remeasurement are immediately recognised in the Income Statement. Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge relationship and the item being hedged.

In order to qualify for hedge accounting, the Group is required to document from inception the relationship between the item being hedged and the hedging instrument. The Group is also required to document and demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is performed at each period end to ensure that the hedge remains highly effective.

Financial instruments with maturity dates of more than one year from the Balance Sheet date are disclosed as non-current.

Fair value hedging
Derivative financial instruments are classified as fair value hedges when they hedge the Group's exposure to changes in the fair value of a recognised asset or liability. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Income Statement, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

Derivative financial instruments qualifying for fair value hedge accounting are principally interest rate swaps (including cross currency swaps).

Cash flow hedging
Derivative financial instruments are classified as cash flow hedges when they hedge the Group's exposure to variability in cash flows that are either attributable to a particular risk associated with a recognised asset or liability, or a highly probable forecasted transaction.

The effective element of any gain or loss from remeasuring the derivative instrument is recognised directly in equity.

The associated cumulative gain or loss is removed from equity and recognised in the Income Statement in the same period or periods during which the hedged transaction affects the Income Statement. The classification of the effective portion when recognised in the Income Statement is the same as the classification of the hedged transaction. Any element of the remeasurement of the derivative instrument which does not meet the criteria for an effective hedge is recognised immediately in the Income Statement within finance costs.

Derivative instruments qualifying for cash flow hedging are principally forward foreign exchange transactions and currency options.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the Income Statement.

Net investment hedging
Derivative financial instruments are classified as net investment hedges when they hedge the Group's net investment in an overseas operation. The effective element of any foreign exchange gain or loss from remeasuring the derivative is recognised directly in equity. Any ineffective element is recognised immediately in the Income Statement. Gains and losses accumulated in equity are included in the Income Statement when the foreign operation is disposed of.

Derivative instruments qualifying for net investment hedging are principally forward foreign exchange transactions and currency options.

Note 1 Accounting policies continued

Treatment of agreements to acquire minority interests
The Group has entered into a number of agreements to purchase the remaining shares of subsidiaries with minority shareholdings.

Under IAS 32 'Financial Instruments: Disclosures', the net present value of the expected future payments are shown as a financial liability. At the end of each period, the valuation of the liability is reassessed with any changes recognised in the Income Statement within finance costs for the year. Where the liability is in a currency other than Pounds Sterling, the liability has been designated as a net investment hedge. Any change in the value of the liability resulting from changes in exchange rates is recognised directly in equity.

Provisions
Provisions for onerous leases are recognised when the Group believes that the unavoidable costs of meeting the lease obligations exceed the economic benefits expected to be received under the lease.

Recent accounting developments
Standards, amendments and interpretations effective for 2006/07 with no significant impact on the Group:

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2006, however, their implementation has not had a significant impact on the results or net assets of the Group:

- Amendment to IAS 21 'Net investment in foreign operation'
- Amendment to IAS 39 'Financial Instruments: Recognition and Measurement' and IFRS 4 'Insurance Contracts' on Financial Guarantee Contracts
- Amendment to IAS 39 on the fair value option
- Amendment to IAS 39 on cash flow hedge accounting of forecast intragroup transactions
- IFRIC 4 'Determining whether an arrangement contains a lease'
- IFRIC 5 'Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds'

Standards, amendments and interpretations not yet effective but not expected to have a significant impact on the Group:

- IFRS 7 'Financial Instruments: Disclosures' and amendments to IAS 1 'Presentation of Financial Statements – Capital Disclosures' were issued in August 2005 and are effective for accounting periods beginning on or after 1 January 2007. These amendments revise and enhance previous disclosures required by IAS 32 and IAS 30 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions'. The adoption of IFRS 7 will have no impact on the results or net assets of the Group.
- IFRS 8 'Operating Segments' was issued in November 2006 and is effective for accounting periods beginning on or after 1 January 2009. This new standard replaces IAS 14 'Segment Reporting' and requires segmental information to be presented on the same basis that management uses to evaluate performance of its reporting segments in its management reporting. The adoption of IFRS 8 will have no impact upon the results or net assets of the Group.
- IFRIC 7 'Applying IAS 29 'Hyperinflationary accounting' for the first time'
- IFRIC 8 'Scope of IFRS 2'
- IFRIC 9 'Reassessment of embedded derivatives'
- IFRIC 10 'Interim financial reporting and impairment'
- IFRIC 12 'Service concession arrangements'

Standards, amendments and interpretations not yet effective and under review as to their effect on the Group:

- IFRIC 6 'Liabilities arising from participating in a specific market – waste electrical and electronic equipment (WEEE)' – effective from 1 July 2007 (date from which the WEEE Directive is applicable in the UK)
- IFRIC 11 'Scope of IFRS 2 – Group and treasury share transactions' – effective for periods beginning on or after 1 March 2007

Use of non-GAAP profit measures – underlying profit before tax
The Directors believe that underlying profit before tax and underlying diluted earnings per share measures provide additional useful information for shareholders on underlying trends and performance. These measures are used for internal performance analysis. Underlying profit is not defined by IFRS and therefore may not be directly comparable with other companies' adjusted profit measures. It is not intended to be a substitute for, or superior to IFRS measurements of profit.

The adjustments made to reported profit before tax are:

- IAS 32 and IAS 39 'Financial Instruments' – fair value remeasurements – under IAS 32 and IAS 39, the Group applies hedge accounting to its various hedge relationships when allowed under the rules of IAS 39 and when practical to do so. Sometimes the Group is unable to apply hedge accounting to the arrangements, but continues to enter into these arrangements as they provide certainty or active management of the exchange rates and interest rates applicable to the Group. The Group believes these arrangements remain effective and economically and commercially viable hedges despite the inability to apply hedge accounting.

Where hedge accounting is not applied to certain hedging arrangements, the reported results reflect the movement in fair value of related derivatives due to changes in foreign exchange and interest rates. In addition, at each period end, any gain or loss accruing on open contracts is recognised in the Income Statement for the period, regardless of the expected outcome of the hedging contract on termination. This may mean that the Income Statement charge is highly volatile, whilst the resulting cash flows may not be as volatile. The underlying profit measure removes this volatility to help better identify underlying business performance.

- IAS 19 Income Statement charge for pensions – Under IAS 19 'Employee Benefits', the cost of providing pension benefits in the future is discounted to a present value at the corporate bond yield rates applicable on the last day of the previous financial year. Corporate bond yield rates vary over time which in turn creates volatility in the Income Statement and Balance Sheet. IAS 19 also increases the charge for young pension schemes, such as Tesco's, by requiring the use of rates which do not take into account the future expected returns on the assets held in the pension scheme which will fund pension liabilities as they fall due. The sum of these two effects makes the IAS 19 charge disproportionately higher and more volatile than the cash contributions the Group is required to make in order to fund all future liabilities.

  Therefore, within underlying profit we have included the 'normal' cash contributions for pensions but excluded the volatile element of IAS 19 to represent what the Group believes to be a fairer measure of the cost of providing post-employment benefits.

- Exceptional items – due to their significance and special nature, certain other items which do not reflect the Group's underlying performance have been excluded from underlying profit. These gains or losses can have a significant impact on both absolute profit and profit trends, consequently, they are excluded from the underlying profit of the Group. In 2006/07, exceptional items are as follows:
  - Pensions adjustment relating to the Finance Act 2006 – Following changes introduced by the Finance Act with effect from April 2006 (Pensions A-Day), Tesco's UK approved pension schemes have implemented revised terms for members exchanging pension at retirement date, allowing them the option to commute (convert) a larger amount of their pension to a tax-free lump sum on retirement. Accordingly, the assumptions made in calculating the defined benefit pension liability have been revised, and a gain of £250m has been recognised in the Income Statement during the year. Changes to scheme rules in the Republic of Ireland affecting early retirement have reduced pension liabilities by a further £8m, which is also recognised in the Income Statement. Future revisions to the commutation assumption will be reflected within the Statement of Recognised Income and Expense.
  - Impairment of the Gerrards Cross site – As detailed in the 2006 Annual Report, the Group regards each individual store as a cash-generating unit, with each store tested for impairment if there are indications of impairment at the Balance Sheet date. We are facing continuing uncertainty in respect of our Gerrards Cross site as a result of the complex legal situation following the tunnel collapse. No decision has yet been taken about the future of this site. However, at year end we have written off the carrying value of our existing asset there (an impairment of £35m). We are not yet in a position to assess any recoveries or liabilities in respect of ongoing claims.

Note 2 Segmental reporting

The Board has determined that the primary segmental reporting format is geographical, based on the Group's management and internal reporting structure. Secondary information is reported by a single business segment, retail and associated activities.

The Rest of Europe reporting segment includes the Republic of Ireland, Hungary, Poland, the Czech Republic, Slovakia and Turkey. The Asia reporting segment includes Thailand, South Korea, Malaysia, China and Japan. Following its disposal during the year, the Taiwanese business (previously included within the Asia segment) was classified as a discontinued operation in both the current and prior year.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly interest-bearing borrowings and taxation related assets/liabilities.

Inter-segment turnover between the geographical areas of business is not material.

Geographical segments

Year ended 24 February 2007	UK £m	Rest of Europe £m	Asia £m	Total £m
Continuing operations				
Revenue				
Sales (excluding VAT) to external customers	32,665	5,559	4,417	42,641
Result				
Segment operating profit	2,083	324	241	2,648
Share of post-tax profit/(losses) of joint ventures and associates	111	–	(5)	106
Profit on sale of investments in associates	25	–	–	25
Net finance costs				(126)
Profit before tax				2,653
Taxation				(772)
Profit for the year from continuing operations				1,881
Discontinued operation				
Profit for the year from discontinued operation				18
Profit for the year				1,899

	UK £m	Rest of Europe £m	Asia £m	Other/ unallocated £m	Total £m
Assets and liabilities					
Segment assets	16,323	4,552	3,397	221	24,493
Investments in joint ventures and associates	307	2	5	–	314
Total assets	16,630	4,554	3,402	221	24,807
Segment liabilities	(5,602)	(903)	(1,031)	(6,700)	(14,236)
Total net assets					10,571
Other segment information					
Capital expenditure (including acquisitions through business combinations):					
– Property, plant and equipment	1,765	786	516	–	3,067
– Investment property	–	36	22	–	58
– Goodwill and other intangible assets	197	52	420	–	669*
Depreciation:					
– Property, plant and equipment	520	155	99	–	774
– Investment property	–	7	4	–	11
Amortisation of intangible assets	79	8	6	–	93
Impairment losses recognised in the Income Statement	(44)	(35)	(3)	–	(82)
Reversal of prior period impairment losses through the Income Statement	17	46	–	–	63
Profit/(loss) arising on property-related items	98	–	(6)	–	92

* Includes £166m of goodwill transferred in from joint ventures, following the acquisition of additional shares in dunnhumby and Hymall.

Note 2 **Segmental reporting** continued

Year ended 25 February 2006	UK £m	Rest of Europe £m	Asia £m	Total £m
Continuing operations				
Revenue				
Sales (excluding VAT) to external customers	29,990	5,095	4,369	39,454
Result				
Segment operating profit	1,788	263	229	2,280
Share of post-tax profit from joint ventures and associates	78	–	4	82
Net finance costs				(127)
Profit before tax				2,235
Taxation				(649)
Profit for the year from continuing operations				1,586
Discontinued operation				
Loss for the year from discontinued operation				(10)
Profit for the year				1,576

	Continuing operations						
	UK £m	Rest of Europe £m	Asia £m	Other/ unallocated £m	Total £m	Discontinued operation £m	Total £m
Assets and liabilities							
Segment assets	14,906	3,888	3,012	167	21,973	114	22,087
Investments in joint ventures and associates	461	2	13	–	476	–	476
Total assets	15,367	3,890	3,025	167	22,449	114	22,563
Segment liabilities	(5,025)	(708)	(692)	(6,608)	(13,033)	(86)	(13,119)
Total net assets					9,416	28	9,444
Other segment information							
Capital expenditure (including acquisitions through business combinations):							
– Property, plant and equipment	1,673	549	440	–	2,662	3	2,665
– Investment property	1	10	10	–	21	–	21
– Goodwill and other intangible assets	126	12	28	–	166	–	166
Depreciation:							
– Property, plant and equipment	508	146	95	–	749	4	753
– Investment property	–	4	5	–	9	–	9
Amortisation of intangible assets	63	7	6	–	76	–	76
Impairment losses recognised in the Income Statement	(29)	(18)	–	–	(47)	–	(47)
Reversal of prior period impairment losses through the Income Statement	29	23	–	–	52	–	52
Profit/(loss) arising on property-related items	90	(6)	(7)	–	77	–	77

Business segments

The Group has one business segment, retail and associated activities.

	2007 £m	2006 £m
Revenue	42,641	39,454
Segment assets	24,493	22,087
Capital expenditure (including acquisitions through business combinations)	3,794	2,852

Note 3 Income and expenses

From continuing operations	2007 £m	2006 £m
Profit before tax is stated after charging/(crediting) the following:		
Profit arising on property-related items	(92)	(77)
Rental income, of which £166m (2006 – £140m) relates to investment properties	(210)	(175)
Direct operating expenses arising on rental earning investment properties	47	46
Costs of inventories recognised as an expense	31,104	29,640
Stock losses	581	533
Depreciation of property, plant and equipment and investment property	785	758
Net impairment/(reversal of impairment) of property, plant and equipment	19	(5)
Amortisation of internally-generated development intangible assets	69	56
Amortisation of other intangibles	24	20
Operating lease expenses (a)	394	360

(a) Operating lease expenses include £89m (2006 – £71m) for hire of plant and machinery.

During the year, the Group (including its overseas subsidiaries) obtained the following services from the Group's auditor and network firms:

	2007 £m	2006 £m
Audit services		
Fees payable to the Company's auditor for the audit of the Parent Company and consolidated annual accounts	0.6	0.4
Non-audit services		
Fees payable to the Company's auditor and network firms for other services:		
– the audit of the accounts of the Company's subsidiaries pursuant to legislation	2.3	2.3
– other services pursuant to such legislation	0.2	0.3
– other services relating to taxation	2.3	2.5
– other services relating to corporate finance transactions	0.2	0.3
Total auditor remuneration	5.6	5.8

In addition to the amounts shown above, the auditors received fees of £0.1m (2006 – £0.1m) for the audit of the main Group pension scheme.

A description of the work of the Audit Committee is set out in the Corporate Governance Report on pages 22 to 26 and includes an explanation of how objectivity and independence is safeguarded when non-audit services are provided by PricewaterhouseCoopers LLP.

Note 4 Employment costs, including Directors' remuneration

	2007 £m	2006 £m
Wages and salaries	3,794	3,473
Social security costs	377	271
Post-employment benefits	215	335
Share-based payments expense – equity settled	209	190
	4,595	4,269

The average number of employees by geographical segment during the year was:

	Average number of employees		Average number of full-time equivalents	
	2007	2006	2007	2006
UK	270,417	261,578	184,461	175,459
Rest of Europe	74,017	62,925	67,351	55,160
Asia	68,627	43,710	66,471	42,405
Total	413,061	368,213	318,283	273,024

Note 5 Finance income and costs

	2007 £m	2006 £m
Finance income		
Bank interest receivable and similar income on cash and cash equivalents	56	89
Net pension finance income (note 23)	34	25
Total finance income (on historical cost basis)	90	114
Finance costs		
Interest payable on short-term bank loans and overdrafts repayable within five years	(34)	(77)
Finance charges payable under finance leases and hire purchase contracts	(7)	(6)
4% 125m GBP unsecured deep discount loan stock 2006 (a)	(5)	(12)
6% 150m GBP Medium Term Note (MTN) 2006	(7)	(9)
0.7% 50bn JPY MTN 2006	(1)	(2)
7.5% 258m GBP MTN 2007	(22)	(24)
6% 125m GBP MTN 2008	(11)	(15)
5.25% 500m EUR MTN 2008	(18)	(18)
5.125% 192m GBP MTN 2009	(13)	(18)
6.625% 150m GBP MTN 2010	(10)	(10)
4.75% 750m EUR MTN 2010	(25)	(25)
3.875% 500m EUR MTN 2011	(12)	–
4% RPI GBP MTN 2016 (b)	(16)	(15)
5.5% 350m GBP MTN 2019	(19)	(19)
5% 350m GBP MTN 2023	(16)	–
3.322% LPI GBP MTN 2025 (c)	(15)	(14)
6% 200m GBP MTN 2029	(12)	(12)
5.5% 200m GBP MTN 2033	(11)	(11)
2% RPI GBP MTN 2036 (d)	(11)	–
5% 300m GBP MTN 2042	(14)	–
Other MTNs	(11)	(12)
Capitalised interest	78	67
Total finance costs (on historical cost basis)	(212)	(232)
IAS 32 and IAS 39 'Financial Instruments' – Fair value remeasurements	(4)	(9)
Total finance costs	(216)	(241)

(a) Interest payable on the 4% GBP unsecured deep discount loan stock 2006 includes £3m (2006 – £7m) of discount amortisation.

(b) Interest payable on the 4% RPI GBP MTN 2016 includes £7m (2006 – £6m) of RPI related amortisation.

(c) Interest payable on the 3.322% LPI GBP MTN 2025 includes £7m (2006 – £7m) of RPI related amortisation.

(d) Interest payable on the 2% RPI GBP MTN 2036 includes £7m (2006 – £nil) of RPI related amortisation.

Note 6 Taxation

Recognised in the Income Statement

	2007 £m	2006 £m
Current tax expense		
UK corporation tax	505	555
Foreign tax	88	59
Adjustments in respect of prior years	(61)	50
	532	664
Deferred tax expense		
Origination and reversal of temporary differences	147	(16)
Benefit of tax losses recognised	(2)	(2)
Benefit of tax losses recognised – adjustments in respect of prior years	–	(3)
Adjustments in respect of prior years	95	7
	240	(14)
Total income tax expense from continuing and discontinued operations	772	650
Income tax on discontinued operation (note 7)	–	(1)
Total income tax expense from continuing operations	772	649

UK corporation tax is calculated at 30% (2006 – 30%) of the estimated assessable profit for the year. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

Reconciliation of effective tax charge for continuing operations

	2007 £m	2006 £m
Profit before tax	2,653	2,235
Effective tax charge at 30%	(796)	(670)
Effect of:		
– (non-deductible expenses)/non-taxable income	(22)	25
– differences in overseas taxation rates	48	26
– adjustments in respect of prior years	(34)	(54)
– share of results of joint ventures and associates	32	24
Total income tax charge for the year from continuing operations	(772)	(649)
Effective tax rate	29.1%	29.0%

In 2007, the UK government announced its intention to propose that Parliament reduce the UK corporate income tax rate from 30% to 28% with effect from 1 April 2008. As of 24 February 2007, the tax rate change was not substantively enacted. If this change had been substantively enacted, the deferred tax liability as at 24 February 2007 would have decreased by approximately £31m and the deferred tax expense by approximately £15m. This would have resulted in a decrease in the effective tax rate from 29.1% to 28.5%.

Tax on items charged to equity

	2007 £m	2006 £m
Current tax credit/(charge) on:		
– foreign exchange movements	(20)	2
– IAS 32 and IAS 39 movement	–	(5)
– share-based payments	19	–
	(1)	(3)
Deferred tax credit/(charge) on:		
– IAS 32 and IAS 39 movement	–	(6)
– share-based payments	47	11
– pensions	(34)	131
	13	136
Total tax on items credited to equity (note 25)	12	133

Deferred tax

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior year:

	Accelerated tax depreciation £m	Retirement benefit obligation £m	Share-based payments £m	Short-term timing differences £m	Tax losses £m	IAS 32 and IAS 39 £m	Total £m
At 26 February 2005	(798)	214	72	27	3	28	(454)
(Charge)/credit to the Income Statement	(35)	19	22	3	5	–	14
(Charge)/credit to equity	–	131	11	–	–	(6)	136
Disposal of subsidiary	–	–	–	1	–	–	1
Foreign exchange differences	(4)	–	–	1	–	–	(3)
	(837)	364	105	32	8	22	(306)
Discontinued operation	(2)	–	–	–	–	–	(2)
At 25 February 2006	(839)	364	105	32	8	22	(308)
(Charge)/credit to the Income Statement	(193)	(46)	(16)	17	(1)	(1)	(240)
(Charge)/credit to equity	–	(34)	47	–	–	–	13
Acquisition of subsidiaries	9	–	–	3	17	–	29
Foreign exchange differences	4	–	–	(1)	–	–	3
At 24 February 2007	(1,019)	284	136	51	24	21	(503)

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2007 £m	2006 £m
Deferred tax assets	32	12
Deferred tax liabilities	(535)	(320)
	(503)	(308)

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures, because the earnings are continually reinvested by the Group and no tax is expected to be payable on them in the foreseeable future. The temporary difference unrecognised at the year end amounted to £565m (2006 – £461m).

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items, because it is not probable that future taxable profits will be available against which the Group can utilise the benefits.

	2007 £m	2006 £m
Deductible temporary differences	1	3
Tax losses	12	17
	13	20

At the Balance Sheet date, the Group has unused tax losses of £131m (2006 – £96m) available for offset against future profits. A deferred tax asset has been recognised in respect of £98m (2006 – £27m) of such losses. No deferred tax asset has been recognised in respect of the remaining £33m (2006 – £69m) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of £10m (2006 – £nil) that will expire in 2011 and £22m (2006 – £nil) that will expire in 2027. Other losses will be carried forward indefinitely.

Note 7 Discontinued operation and assets classified as held for sale

	2007 £m	2006 £m
Assets of the disposal group	–	114
Non-current assets classified as held for sale	408	54
Total non-current assets classified as held for sale and assets of the disposal group	408	168
Total liabilities directly associated with the disposal group	–	(86)
Total net assets classified as held for sale	408	82

Discontinued operation

On 31 May 2006, the Group sold its business operation in Taiwan to Carrefour as part of a transaction to acquire Carrefour's Czech business.

The net result of the Taiwanese business has been presented as a discontinued operation in the Income Statement for both the current and prior years, and the net assets of the business were classified as a disposal group on the Balance Sheet as at 25 February 2006.

The table below shows the results of the Taiwan business that are included in results of the Group for the current and prior periods included within discontinued operation.

Income Statement

	2007 £m	2006 £m
Revenue	46	134
Cost of sales	(36)	(111)
Administrative expenses	(14)	(32)
Net finance costs	–	(1)
Share of profit of discontinued joint venture	–	1
Operating loss before tax of discontinued operation	(4)	(9)
Profit on disposal of discontinued operation	22	–
Profit/(loss) before tax of discontinued operation	18	(9)
Tax relating to operating loss	–	(1)
Profit/(loss) for the year from discontinued operation	18	(10)

The table below shows the amounts relating to the discontinued operation that are included within the Group cash flows for the year.

Cash Flow Statement

	2007 £m	2006 £m
Net cash flows from operating activities	(7)	(6)
Net cash flows from investing activities	(2)	(6)
Net cash flows from financing activities	11	10
	2	(2)

Note 7 Discontinued operation and assets classified as held for sale continued

The table below shows the net assets disposed of and consideration received.

Balance Sheet

	31 May 2006 £m
Property, plant and equipment	39
Investment property	17
Investment in subsidiary	4
Investment in joint ventures and associates	10
Deferred tax asset	2
Inventories	7
Trade and other receivables	6
Cash and cash equivalents	4
Bank loans and overdrafts	(18)
Trade and other payables	(67)
Tax liabilities	(1)
Net identifiable assets and liabilities disposed of	3
Consideration received, satisfied in cash	28
Costs associated with disposal	(3)
Profit on disposal	22

Non-current assets classified as held for sale

	2007 £m	2006 £m
Non-current assets classified as held for sale	408	54

The non-current assets classified as held for sale consist mainly of properties held for sale, including the UK assets disposed of as part of the post-balance sheet sale and leaseback transaction (see note 32).

Note 8 Dividends

	2007 pence/share	2006 pence/share	2007 £m	2006 £m
Amounts recognised as distributions to equity holders in the year:				
Final dividend for the prior financial year	6.10	5.27	482	410
Interim dividend for the current financial year	2.81	2.53	224	199
	8.91	7.80	706	609
Proposed final dividend for the current financial year	6.83	6.10	542	482

The proposed final dividend was approved by the Board of Directors on 16 April 2007 and is subject to the approval of shareholders at the Annual General Meeting. The proposed dividend has not been included as a liability as at 24 February 2007, in accordance with IAS 10 'Events after the balance sheet date'. It will be paid on 6 July 2007 to shareholders who are on the register of members on 27 April 2007.

Note 9 Earnings per share and diluted earnings per share

Basic earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the year (adjusted for the effects of potentially dilutive options).

The dilution effect is calculated on the full exercise of all ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned.

	2007			2006		
	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted
Profit (£m)						
Continuing operations	1,874	–	1,874	1,580	–	1,580
Discontinued operation	18	–	18	(10)	–	(10)
Total	1,892	–	1,892	1,570	–	1,570
Weighted average number of shares (million)	7,936	102	8,038	7,823	109	7,932
Earnings per share (pence)						
Continuing operations	23.61	(0.30)	23.31	20.20	(0.28)	19.92
Discontinued operation	0.23	–	0.23	(0.13)	–	(0.13)
Total	23.84	(0.30)	23.54	20.07	(0.28)	19.79

There have been no transactions involving ordinary shares between the reporting date and the date of approval of these financial statements which would significantly change the earnings per share calculations shown above.

Reconciliation of non-GAAP underlying diluted earnings per share

	2007		2006	
	£m	pence/share	£m	pence/share
Profit				
Earnings from continuing operations	1,874	23.31	1,580	19.92
Adjustments for:				
IAS 32 and IAS 39 'Financial Instruments' – Fair value remeasurements	4	0.05	9	0.11
Total IAS 19 Income Statement charge for pensions	432	5.37	303	3.82
'Normal' cash contributions for pensions	(321)	(3.99)	(270)	(3.40)
Pensions adjustment – Finance Act 2006	(258)	(3.21)	–	–
Impairment of the Gerrards Cross site	35	0.44	–	–
Tax effect of adjustments at the effective rate of tax (2007 – 29.1%; 2006 – 29.0%)	31	0.39	(12)	(0.15)
Underlying earnings from continuing operations	1,797	22.36	1,610	20.30

Note 10 Goodwill and other intangible assets

	Internally generated development costs £m	Pharmacy and software licences £m	Other intangible assets £m	Goodwill £m	Total £m
Cost					
At 25 February 2006	458	193	43	1,235	1,929
Foreign currency translation	(2)	(2)	(3)	(44)	(51)
Additions	129	44	1	1	175
Acquisitions through business combinations	–	–	1	493	494
Reclassification across categories	(2)	1	(1)	–	(2)
Disposals	–	(3)	(2)	(1)	(6)
At 24 February 2007	583	233	39	1,684	2,539
Accumulated amortisation and impairment losses					
At 25 February 2006	194	109	3	98	404
Foreign currency translation	–	(1)	–	–	(1)
Amortisation for the year	69	22	2	–	93
Disposals	–	(2)	–	–	(2)
At 24 February 2007	263	128	5	98	494
Net carrying value					
At 24 February 2007	320	105	34	1,586	2,045
At 25 February 2006	264	84	40	1,137	1,525
Cost					
At 26 February 2005	393	144	59	1,192	1,788
Foreign currency translation	1	3	4	19	27
Additions	115	21	3	–	139
Acquisitions through business combinations	–	–	–	27	27
Reclassification across categories	1	27	(23)	(2)	3
Disposals	(52)	(2)	–	(1)	(55)
At 25 February 2006	458	193	43	1,235	1,929
Accumulated amortisation and impairment losses					
At 26 February 2005	190	82	10	98	380
Foreign currency translation	–	2	–	–	2
Amortisation for the year	56	19	1	–	76
Reclassification across categories	–	8	(8)	–	–
Disposals	(52)	(2)	–	–	(54)
At 25 February 2006	194	109	3	98	404
Net carrying value					
At 25 February 2006	264	84	40	1,137	1,525
At 26 February 2005	203	62	49	1,094	1,408

There are no intangible assets, other than goodwill, with indefinite useful lives.

Note 10 Goodwill and other intangible assets continued

Impairment of goodwill

Goodwill arising on business combinations is not amortised but is reviewed for impairment on an annual basis or more frequently if there are indications that goodwill may be impaired. Goodwill acquired in a business combination is allocated to groups of cash-generating units according to the level at which management monitor that goodwill.

Recoverable amounts for cash-generating units are based on value in use, which is calculated from cash flow projections for five years using data from the Group's latest internal forecasts, the results of which are reviewed by the Board. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes in margins. Management estimates discount rates using pre-tax rates that reflect the current market assessment of the time value of money and the risks specific to the cash-generating units. Changes in selling prices and direct costs are based on past experience and expectations of future changes in the market.

The forecasts are extrapolated beyond five years based on estimated long-term average growth rates (generally 3%-4%).

The pre-tax discount rates used to calculate value in use range from 10%-17% (2006: 9%-11%). These discount rates are derived from the Group's post-tax weighted average cost of capital as adjusted for the specific risks relating to each geographical region.

In February 2007, 2006 and 2005 impairment reviews were performed by comparing the carrying value of goodwill with the recoverable amount of the cash-generating units to which goodwill has been allocated. Management determined that there has been no impairment.

The components of goodwill are as follows:

	2007 £m	2006 £m	2005 £m
UK	501	466	463
Thailand	113	115	107
South Korea	29	32	10
Japan	115	133	135
China	346	–	–
Malaysia	64	–	–
Poland	322	331	323
Czech Republic	34	–	–
Turkey	47	55	49
Other	15	5	7
	1,586	1,137	1,094

Note 11 Property, plant and equipment

	Land and buildings £m	Other (a) £m	Total £m
Cost			
At 25 February 2006	15,563	4,707	20,270
Foreign currency translation	(176)	(46)	(222)
Additions (b)	1,925	864	2,789
Acquisitions through business combinations	247	31	278
Reclassification across categories	(100)	1	(99)
Classified as held for sale	(391)	(13)	(404)
Disposals	(528)	(155)	(683)
At 24 February 2007	16,540	5,389	21,929
Accumulated depreciation and impairment losses			
At 25 February 2006	1,815	2,573	4,388
Foreign currency translation	(8)	(17)	(25)
Charge for the year	240	534	774
Reclassification across categories	2	(3)	(1)
Classified as held for sale	(40)	(7)	(47)
Disposals	(86)	(69)	(155)
Impairment losses	82	–	82
Reversal of impairment losses	(63)	–	(63)
At 24 February 2007	1,942	3,011	4,953
Net carrying value (c)(d)(e)			
At 24 February 2007	14,598	2,378	16,976
At 25 February 2006	13,748	2,134	15,882
Capital work in progress included above (f)			
At 24 February 2007	872	158	1,030

(a) Other assets consist of plant, equipment, fixtures and fittings and motor vehicles.

(b) Includes £78m (2006 – £67m) in respect of interest capitalised, principally relating to land and building assets. The capitalisation rate used to determine the amount of finance costs capitalised during the year was 5.1% (2006 – 5.1%). Interest capitalised is deducted in determining taxable profit in the year in which it is incurred.

(c) Net carrying value includes:

(i) Capitalised interest at 24 February 2007 of £716m (2006 – £655m).

(ii) Assets held under finance leases which are analysed below:

	2007		2006	
	Land and buildings £m	Other (a) £m	Land and buildings £m	Other (a) £m
Cost	91	662	102	388
Accumulated depreciation and impairment losses	(16)	(480)	(14)	(367)
Net carrying value	75	182	88	21

These assets are pledged as security for the finance lease liabilities.

(d) The net carrying value of land and buildings comprises:

	2007 £m	2006 £m
Freehold	13,267	12,616
Long leasehold – 50 years or more	657	541
Short leasehold – less than 50 years	674	591
Net carrying value	14,598	13,748

(e) Carrying value of land and buildings includes £8m (2006 – £9m) relating to the prepayment of lease premiums.

(f) Capital work in progress does not include land.

Note 11 Property, plant and equipment continued

	Land and buildings £m	Other (a) £m	Total £m
Cost			
At 26 February 2005	14,247	4,298	18,545
Foreign currency translation	198	45	243
Additions (b)	1,935	707	2,642
Acquisitions through business combinations	20	3	23
Reclassification across categories	(208)	11	(197)
Classified as held for sale	(74)	(15)	(89)
Disposals	(555)	(342)	(897)
At 25 February 2006	15,563	4,707	20,270
Accumulated depreciation and impairment losses			
At 26 February 2005	1,705	2,319	4,024
Foreign currency translation	9	19	28
Charge for the year	250	503	753
Reclassification across categories	(1)	1	–
Classified as held for sale	(5)	(6)	(11)
Disposals	(139)	(262)	(401)
Impairment losses	40	7	47
Reversal of impairment losses	(44)	(8)	(52)
At 25 February 2006	1,815	2,573	4,388
Net carrying value (c)(d)(e)			
At 25 February 2006	13,748	2,134	15,882
At 26 February 2005	12,542	1,979	14,521
Capital work in progress included above (f)			
At 25 February 2006	699	82	781

Impairment of property, plant and equipment

The Group has determined that for the purposes of impairment testing, each store is a cash-generating unit. Cash-generating units are tested for impairment if there are indications of impairment at the Balance Sheet date.

Recoverable amounts for cash-generating units are based on value in use, which is calculated from cash flow projections for five years using data from the Group's latest internal forecasts, the results of which are reviewed by the Board. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes in margins. Management estimates discount rates using pre-tax rates that reflect the current market assessment of the time value of money and the risks specific to the cash-generating units. Changes in selling prices and direct costs are based on past experience and expectations of future changes in the market.

The forecasts are extrapolated beyond five years based on estimated long-term growth rates (generally 3%-4%).

The pre-tax discount rates used to calculate value in use range from 10%-17% (2006: 9%-11%) depending on the specific conditions in which each store operates. These discount rates are derived from the Group's post-tax weighted average cost of capital.

The following amounts have been (charged)/credited to operating costs in the Income Statement during the current and prior year.

	2007 £m	2006 £m
Impairment losses		
UK	(44)	(29)
Rest of Europe	(35)	(18)
Asia	(3)	–
	(82)	(47)
Reversal of impairment losses		
UK	17	29
Rest of Europe	46	23
Asia	–	–
	63	52
Net (impairment)/reversal of impairment losses	(19)	5

The impairment losses relate to stores whose recoverable amounts (either value in use or fair value less costs to sell) do not exceed the asset carrying values. In all cases, impairment losses arose due to stores performing below forecasted trading levels.

The reversal of previous impairment losses arose principally due to improvements in stores' performances over the last year which increased the net present value of future cash flows.

Note 12 Investment property

	2007 £m	2006 £m
Cost		
At beginning of year	785	595
Foreign currency translation	(32)	36
Additions	26	21
Acquisitions through business combinations	32	–
Transfers	101	194
Classified as held for sale	(4)	(58)
Disposals	(2)	(3)
At end of year	906	785
Accumulated depreciation and impairment losses		
At beginning of year	40	30
Foreign currency translation	(2)	2
Charge for the period	11	9
Classified as held for sale	–	(1)
Transfers	1	–
At end of year	50	40
Net carrying value	856	745

The net carrying value at 26 February 2005 was £565m.

The estimated fair value of the Group's investment property is £1,522m (2006 – £1,373m). This value has been determined by applying an appropriate rental yield to the rentals earned by the investment property. A valuation has not been performed by an independent valuer.

Note 13 Group entities

Significant subsidiaries

The Group consolidates its subsidiary undertakings; the principal subsidiaries are:

	Business activity	Share of issued ordinary share capital, and voting rights	Country of incorporation
Tesco Stores Limited*	Retail	100%	England
Tesco Distribution Limited*	Distribution	100%	England
Tesco Property Holdings Limited*	Property	100%	England
Tesco Insurance Limited*	Self-insurance	100%	Guernsey
Valiant Insurance Company Limited	Self-insurance	100%	Republic of Ireland
One Stop Stores Limited	Retail	100%	England
Tesco Ireland Limited*	Retail	100%	Republic of Ireland
Tesco Global Aruhazak Rt.*	Retail	99%	Hungary
Tesco Polska Sp. z o.o.*	Retail	100%	Poland
Tesco Stores Č R a.s.*	Retail	100%	Czech Republic
Tesco Stores S R a.s.*	Retail	100%	Slovakia
Samsung Tesco Co. Limited*	Retail	89%	South Korea
Ek-Chai Distribution System Co. Limited*	Retail	99%	Thailand
Tesco Stores Malaysia Sdn Bhd*	Retail	70%	Malaysia
Tesco Stores Hong Kong Limited*	Purchasing	100%	Hong Kong
C Two-Network Co. Limited*	Retail	100%	Japan
Hymall*	Retail	90%	Republic of China
dunnhumby Limited*	Data Analysis	84%	England
Tesco Kipa A.Ş.	Retail	93%	Turkey

* Held by an intermediate subsidiary.

All principal subsidiary undertakings operate in their country of incorporation.

The accounting period ends of the subsidiary undertakings consolidated in these financial statements are on or around 24 February 2007, with the exception of Hymall which has an accounting period end of 31 December 2006 owing to its acquisition by the Group at the end of Hymall's financial year.

A full list of the Group's subsidiary undertakings will be annexed to the next Annual Return filed at Companies House.

There are no significant restrictions on the ability of subsidiary undertakings to transfer funds to the parent, other than those imposed by the Companies Act 1985.

Interests in joint ventures and associates

The Group uses the equity method of accounting for joint ventures and associates. The following table shows the aggregate movement in the Group's investment in joint ventures and associates:

	Joint ventures £m	Associates £m	Total £m
At 26 February 2005	409	20	429
Additions	35	1	36
Effect of change in foreign exchange rates	19	1	20
Share of profit/(loss) of joint ventures and associates	85*	(2)	83*
Income received from joint ventures and associates	(82)	–	(82)
Transferred to non-current assets held for sale	(10)	–	(10)
At 25 February 2006	456	20	476
Additions	47	3	50
Effect of change in foreign exchange rates	(14)	–	(14)
Share of profit of joint ventures and associates	104	2	106
Income received from joint ventures and associates	(123)	(1)	(124)
Disposals (a)	–	(14)	(14)
Capital reduction	(6)	–	(6)
Transferred to subsidiary undertakings (b)	(160)	–	(160)
At 24 February 2007	304	10	314

* Includes £1m profit on the discontinued joint venture, Taiwan Charn Yang Developments Limited.

Note 13 Group entities continued

(a) Disposals of associates

	Groceryworks £m	Greenergy Fuels Limited £m	Total £m
Consideration received/value of assets exchanged	35	4	39
Carrying value of investment disposed of	(13)	(1)	(14)
Profit on sale of investments in associates	22	3	25

The investment in Groceryworks was sold to its parent company, Safeway Inc.

During the year, the Group's investment in Greenergy Fuels Limited was subject to an exchange transaction, whereby the Group gave up its investment in Greenergy Fuels Limited and received a 21.3% investment in Greenergy Fuels Limited's parent company, Greenergy International Limited.

The transaction has been treated as an exchange of fair values and the profit on sale recognised on this transaction represents the difference between 3.7% of the net assets of Greenergy Fuels Limited given up and 21.3% of the additional net assets of Greenergy International Limited acquired. Overall, the transaction was cash neutral.

(b) During the year, the Group purchased additional share capital in three of its joint ventures, namely dunnhumby Limited, Tesco Home Shopping and Hymall, making them subsidiary entities which have been consolidated within the Group results from the date of acquisition onwards. For further details see note 26.

Joint ventures

The Group's principal joint ventures are:

	Business activity	Share of issued share capital, loan capital and debt securities	Country of incorporation and principal country of operation
Shopping Centres Limited	Property Investment	50%	England
BLT Properties Limited	Property Investment	50%	England
Tesco BL Holdings Limited	Property Investment	50%	England
Tesco British Land Property Partnership†	Property Investment	50%	England
Tesco Property Limited Partnership†	Property Investment	50%	England
Arena (Jersey) Management Limited†	Property Investment	50%	Jersey
The Tesco Property (No. 2) Limited Partnership†	Property Investment	50%	Jersey
Tesco Red Limited Partnership†	Property Investment	50%	England
Tesco Personal Finance Group Limited	Personal Finance	50%	Scotland
Tesco Mobile Limited†	Telecommunications	50%	England
Nutri Centres Limited†	Complementary Medicines	50%	England
Retail Property Company Limited†	Property Investment	50%	Thailand
Tesco Card Services Limited†	Personal Finance	50%	Thailand

† Held by an intermediate subsidiary.

The accounting period ends of the joint ventures consolidated in these financial statements range from 31 December 2006 to 28 February 2007. Accounting period end dates different from those of the Group arise for commercial reasons and depend upon the requirements of the joint venture partner as well as those of the Group.

Note 13 Group entities continued

The share of the assets, liabilities, revenue and profit of the joint ventures, which are included in the consolidated financial statements, are as follows:

	2007 £m	2006 £m
Non-current assets	1,134	981
Current assets	3,956	4,033
Current liabilities	(3,572)	(3,667)
Non-current liabilities	(1,225)	(1,082)
Goodwill	4	185
Cumulative unrecognised losses	7	6
	304	456
Revenue	638	586
Expenses	(534)	(501)
Profit for the year	104	85

The unrecognised share of losses made by joint ventures in the year to 24 February 2007 was £1m (2006 – £3m).

Associates

At the Balance Sheet date, the Group's principal associate is:

	Business activity	Share of issued capital, loan capital and debt securities	Country of incorporation and principal country of operation
Greenergy International Limited	Fuel Supplier	21%	England

Although the Group only holds a 21.3% non-voting shareholding in Greenergy International Limited it is treated as an associate as the Board of Greenergy International Limited requires the consent of Tesco on certain reserve matters as specified in the company's Articles of Association.

The share of the assets, liabilities, revenue and profit of the Group's associates, which are included in the consolidated financial statements, are as follows:

	2007 £m	2006 £m
Assets	93	72
Liabilities	(85)	(65)
Goodwill	2	13
	10	20
Revenue	280	174
Profit/(loss) for the year	2	(2)

The accounting period ends of the associates consolidated in these financial statements range from 31 December 2006 to 31 January 2007. The accounting period end dates of the associates are different from those of the Group as they also depend upon the requirements of the parent companies of those entities.

There are no significant restrictions on the ability of associated undertakings to transfer funds to the parent, other than those imposed by the Companies Act 1985.

Note 14 Other investments

	2007 £m	2006 £m
Available-for-sale financial assets	8	4

Other investments are available-for-sale financial assets consisting of ordinary shares, and therefore have no fixed maturity date or coupon rate.

The fair value of the unlisted available-for-sale investments has been estimated using a valuation technique based on assumptions that are not supported by observable market prices or rates. The fair value of the listed available-for-sale investments is based on quoted market prices at the Balance Sheet date.

The following table shows the aggregate movement in the Group's other investments during the year:

	2007 £m	2006 £m
At beginning of year	4	–
Additions	5	2
Revaluation through equity	(1)	2
At end of year	8	4

Note 15 Inventories

	2007 £m	2006 £m
Goods held for resale	1,911	1,457
Development properties	20	7
	1,931	1,464

Note 16 Trade and other receivables

	2007 £m	2006 £m
Prepayments and accrued income	128	86
Finance lease receivables (note 31)	12	17
Other receivables	771	648
Amounts owed by joint ventures and associates	168	141
	1,079	892

Included within trade and other receivables are the following amounts receivable after more than one year:

	2007 £m	2006 £m
Prepayments and accrued income	6	–
Finance lease receivables (note 31)	6	11
Other receivables	136	118
Amounts owed by joint ventures and associates	163	121
	311	250

Note 17 Cash and cash equivalents

	2007 £m	2006 £m
Cash at bank and in hand	902	964
Short-term deposits	140	361
	1,042	1,325

The effective rate of interest on short-term deposits is 4.8% (2006 – 3.9%) and the average maturity term is 4 weeks (2006 – 2 weeks).

Note 18 Trade and other payables

Current

	2007 £m	2006 £m
Trade payables	3,317	2,832
Other taxation and social security	203	216
Other payables	1,329	1,257
Amounts payable to joint ventures and associates	128	79
Accruals and deferred income	1,062	693
Dividends	7	6
	6,046	5,083

Non-current

	2007 £m	2006 £m
Other payables	29	29

Note 19 Borrowings

Current

	Par value	Effective interest rate %	Effective interest rate after hedging transactions %	Maturity year	2007 £m	2006 £m
Bank loans and overdrafts		5.4	5.4	2007	1,052	1,004
Loan from joint venture		–	–	2007	10	9
4% unsecured deep discount loan stock	£125m	–	–	2006	–	122
6% Medium Term Note (MTN)	£150m	–	–	2006	–	158
0.7% MTN	¥50bn	–	–	2006	–	247
7.5% MTN (a)	£258m	7.6	5.8	2007	268	–
Other MTNs		3.4	3.4	–	188	86
Finance leases (note 31)		5.5	5.5	–	36	20
					1,554	1,646

(a) The par value has been reduced from £325m in 2006 to £258m in 2007 by a buyback of part of the MTN.

Note 19 Borrowings continued

Non-current

	Par value	Effective interest rate %	Effective interest rate after hedging transactions %	Maturity year	2007 £m	2006 £m
Finance leases (note 31)	–	9.2	9.2	–	147	84
7.5% MTN	£325m	–	–	–	–	344
6% MTN (b)	£125m	6.0	5.9	2008	130	268
5.25% MTN	€500m	5.3	6.0	2008	352	366
5.125% MTN (c)	£192m	5.1	5.8	2009	190	355
6.625% MTN	£150m	6.7	6.7	2010	153	153
4.75% MTN	€750m	4.8	6.2	2010	525	548
3.875% MTN	€500m	3.9	5.9	2011	340	–
4% RPI MTN (d)	£238m	6.6	6.6	2016	244	236
5.5% MTN	£350m	5.6	5.6	2019	349	349
5% MTN	£350m	5.1	5.1	2023	361	–
3.322% LPI MTN (e)	£241m	5.9	5.9	2025	243	236
6% MTN	£200m	6.0	6.0	2029	198	214
5.5% MTN	£200m	5.6	5.6	2033	197	213
2% RPI MTN	£204m	4.6	4.6	2036	206	–
5% MTN	£300m	5.1	5.1	2042	306	–
Other MTNs	–	2.2	2.2	–	176	278
Other loans	–	4.9	4.9	2008	29	98
					4,146	3,742

(b) The par value has been reduced from £250m in 2006 to £125m in 2007 by a buyback of part of the MTN.

(c) The par value has been reduced from £350m in 2006 to £192m in 2007 by a buyback of part of the MTN.

(d) The 4% RPI MTN is redeemable at par, indexed for increases in the Retail Price Index over the life of the MTN.

(e) The 3.322% LPI MTN is redeemable at par, indexed for increases in the RPI over the life of the MTN. The maximum indexation of the principal in any one year is 5%, with a minimum of 0%.

Borrowing facilities

The Group has the following undrawn committed facilities available at 24 February 2007, in respect of which all conditions precedent had been met as at that date:

	2007 £m	2006 £m
Expiring within one year	–	–
Expiring between one and two years	–	–
Expiring in more than two years	1,750	1,750
	1,750	1,750

All facilities incur commitment fees at market rates and would provide funding at floating rates.

Note 20 Financial instruments

An explanation of the objectives and policies for holding and issuing financial instruments is set out in the Operating and Financial Review.

Carrying values of derivative financial instruments and other liabilities in the Balance Sheet:

	2007		2006	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Current				
Interest rate swaps and similar instruments	12	(8)	11	(69)
Forward foreign currency contracts	96	(56)	59	(170)
Future purchases of minority interests	–	(23)	–	–
	108	(87)	70	(239)
Non-current				
Interest rate swaps and similar instruments	–	(116)	–	(46)
Forward foreign currency contracts	–	–	–	(2)
Future purchases of minority interests	–	(283)	–	(246)
	–	(399)	–	(294)

Amounts shown as liabilities for the future purchases of minority interests refer to Samsung Tesco – £220m (2006 – £246m); Hymall – £48m (2006 – £nil) and dunnhumby – £38m (2006 – £nil).

Fair values

Fair values of financial assets and liabilities are disclosed below:

	2007		2006	
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings	(1,518)	(1,509)	(1,626)	(1,641)
Long-term borrowings	(3,999)	(3,949)	(3,658)	(3,848)
Finance leases (Group as lessor – note 31)	12	12	17	17
Finance leases (Group as lessee – note 31)	(183)	(183)	(104)	(104)
Cash and cash equivalents	1,042	1,042	1,325	1,325
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps and similar instruments	(112)	(112)	(104)	(104)
Forward foreign currency contracts	40	40	(113)	(113)
Future purchases of minority interests	(306)	(306)	(246)	(246)
	(5,024)	(4,965)	(4,509)	(4,714)

The fair values of financial instruments and derivatives have been determined by reference to prices available from the markets on which the instruments are traded. The fair value of all other items have been calculated by discounting expected future cash flows at prevailing interest rates. The above table excludes trade and other receivables/payables, which have fair values equal to their carrying value.

Note 20 Financial instruments continued

Analysis of interest rate exposure of financial assets and liabilities

By maturity date, the interest rate exposure of financial assets and liabilities of the Group, after taking into account the effect of interest rate swaps, was:

As at 24 February 2007	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Fixed rate (fair value interest rate risk)							
Finance lease receivables	6	6	–	–	–	–	12
Bank and other loans	(210)	(42)	(85)	(161)	(19)	(1,274)	(1,791)
Finance lease payables	(12)	(10)	(4)	(3)	(3)	(54)	(86)
Floating rate (cash flow interest rate risk)							
Cash and cash equivalents	1,042	–	–	–	–	–	1,042
Bank and other loans	(1,308)	(511)	(190)	(532)	(340)	(845)	(3,726)
Finance lease payables	(24)	(21)	(20)	(16)	(13)	(3)	(97)

As at 25 February 2006	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Fixed rate (fair value interest rate risk)							
Finance lease receivables	6	6	5	–	–	–	17
Bank and other loans	(147)	(161)	–	(98)	(153)	(861)	(1,420)
Finance lease payables	(20)	(11)	(8)	(3)	(3)	(59)	(104)
Floating rate (cash flow interest rate risk)							
Cash and cash equivalents	1,325	–	–	–	–	–	1,325
Bank and other loans	(1,479)	(386)	(662)	(355)	(555)	(427)	(3,864)

Hedging activities

Fair value hedges

The Group uses interest rate swaps and cross-currency swaps to hedge the fair value of fixed rate bonds. The total notional amount of outstanding swaps used for fair value hedging is £2,203m with various maturities out to 2033 (2006 – £2,710m; maturities to 2033).

The fixed rate bonds are hedged against changes to their fair value resulting from changes in interest rates and foreign exchange rates.

The fair value of swaps used for fair value hedging at the Balance Sheet date was a liability of £107m (2006 – £100m liability).

Cash flow hedges

The Group uses forward foreign exchange contracts and currency options to hedge the cost of future purchases of goods for resale, where those purchases are denominated in a currency other than the functional currency of the purchasing company. The hedging instruments are primarily used to hedge purchases in Euros and US Dollars. The cash flows hedged will occur within one year of the Balance Sheet date.

At the Balance Sheet date, the total notional amount of outstanding forward foreign exchange contracts to which the Group has committed was £764m (2006 – £548m).

The fair value of currency derivatives that are designated as effective cash flow hedges was a liability of £24m (2006 – £4m asset). This amount has been deferred as a component of equity.

Also in place at the Balance Sheet date were interest rate swaps, designated as cash flow hedges, to hedge the interest cost of debt instruments issued in March 2007 (for details, see note 32). The fair value of the interest rate swaps designated as cash flow hedges was a liability of £8m (2006 – £nil). This amount has been deferred as a component of equity.

Net investment hedges

The Group uses forward foreign exchange contracts, currency denominated borrowings and currency options to hedge the exposure of a proportion of its non-Sterling denominated assets against changes in value due to changes in foreign exchange rates. The total notional amount of net investment hedging contracts at the Balance Sheet date was £4,250m (2006 – £3,463m).

The fair value of these instruments at the Balance Sheet date was an asset of £56m (2006 – £150m liability).

The Group has a Korean Won denominated liability relating to the future purchase of the minority shareholding of its subsidiary, Samsung Tesco Co. Limited. This liability has been designated as a net investment hedge of a proportion of the assets of Samsung Tesco Co. Limited. The carrying value of the liability at the Balance Sheet date was £220m (2006 – £246m).

Note 20 Financial instruments continued

The Group has a Chinese Yuan denominated liability relating to the future purchase of the minority shareholding of its subsidiary, Hymall. This liability has been designated as a net investment hedge of a proportion of the assets of Hymall. The carrying value of the liability at the Balance Sheet date was £48m (2006 – £nil).

Financial instruments not qualifying for hedge accounting

The Group has a number of financial instruments which do not meet the criteria for hedge accounting.

These instruments include forward foreign exchange contracts, currency options, caps, collars and interest rate swaps. The fair value of these instruments at the Balance Sheet date was a asset of £11m (2006 – £5m liability).

The Group has a liability relating to the future purchase of the minority shareholding of its subsidiary, dunnhumby Limited. The carrying value of the liability at the Balance Sheet date was £38m (2006 – £nil).

Note 21 Provisions

	Property provisions £m
At 25 February 2006	7
Additions	–
Acquisitions through business combinations	28
Amount credited in the year	(6)
At 24 February 2007	29

Property provisions comprise future rents payable net of rents receivable on onerous and vacant property leases, provisions for terminal dilapidations and provisions for future rents above market value on unprofitable stores. The majority of the provision is expected to be utilised over the period to 2020.

The balances are analysed as follows:

	2007 £m	2006 £m
Current	4	2
Non-current	25	5
	29	7

Note 22 Share-based payments

The Group has not taken advantage of the transitional provisions of IFRS 2 'Share-based payment' in respect of equity-settled awards but instead applied IFRS 2 retrospectively to all awards granted, but not vested, as at 28 February 2004.

The total Income Statement charge for the year recognised in respect of share-based payments is £209m (2006 – £190m) which is made up of share option schemes and share bonus payments.

a) Share option schemes

The Company had eight share option schemes in operation during the year, all of which are equity-settled schemes:

i) The savings-related share option scheme (1981) permits the grant to employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between £5 and £250 per four-weekly period. Options are capable of being exercised at the end of the three or five-year period at a subscription price not less than 80% of the average of the middle-market quotations of an ordinary share over the three dealing days immediately preceding the offer date.

ii) The Irish savings-related share option scheme (2000) permits the grant to Irish employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between €12 and €320 per four-weekly period. Options are capable of being exercised at the end of the three or five-year period at a subscription price not less than 80% of the average of the middle-market quotations of an ordinary share over the three dealing days immediately preceding the offer date.

iii) The approved executive share option scheme (1994) was adopted on 17 October 1994. The exercise of options granted under this scheme will normally be conditional upon the achievement of a specified performance target related to the growth in earnings per share over a three-year period. No further options will be granted under this scheme and it has been replaced by the discretionary share option plan (2004). There were no discounted options granted under this scheme.

iv) The unapproved executive share option scheme (1996) was adopted on 7 June 1996. This scheme was introduced following legislative changes which limited the number of options which could be granted under the previous scheme. The exercise of options granted under this scheme will normally be conditional upon the achievement of a specified performance target related to the growth in earnings per share over a three-year period. No further options will be granted under this scheme and it has been replaced by the discretionary share option plan (2004). There were no discounted options granted under this scheme.

v) The international executive share option scheme (1994) was adopted on 20 May 1994. This scheme permits the grant to selected non-UK executives of options to acquire ordinary shares on substantially the same basis as their UK counterparts. The exercise of options granted under this scheme will normally be conditional on the achievement of a specified performance target related to the growth in earnings per share over a three-year period. No further options will be granted under this scheme and it has been replaced by the discretionary share option plan (2004). There were no discounted options granted under this scheme.

vi) The executive incentive plan (2004) was adopted on 4 July 2004. This scheme permits the grant of options in respect of ordinary shares to selected executives. Options are normally exercisable between three and ten years from the date of grant for nil consideration.

vii) The performance share plan (2004) was adopted on 4 July 2004. This scheme permits the grant of options in respect of ordinary shares to selected executives. Options are normally exercisable between four and ten years from the date of grant for nil consideration. The exercise of options will normally be conditional on the achievement of specified performance targets related to the return on capital employed over a three-year period.

viii) The discretionary share option plan (2004) was adopted on 4 July 2004. This scheme permits the grant of approved, unapproved and international options in respect of ordinary shares to selected executives. Options are normally exercisable between three and ten years from the date of grant at a price not less than the middle-market quotation or average middle-market quotations of an ordinary share for the dealing day or three dealing days preceding the date of grant. The exercise of options will normally be conditional on the achievement of a specified performance target related to the annual percentage growth in earnings per share over a three-year period. There will be no discounted options granted under this scheme.

Note 22 Share-based payments continued

The following tables reconcile the number of share options outstanding and the weighted average exercise price (WAEP):

For the year ended 24 February 2007

	Savings-related share option scheme		Irish savings-related share option scheme		Approved share option scheme		Unapproved share option scheme		International executive share option scheme		Nil cost share options	
	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP
Outstanding at 25 February 2006	181,166,780	211.42	4,705,023	217.96	17,947,537	248.11	95,519,321	242.28	28,097,456	251.69	3,459,458	0.00
Granted	38,895,396	307.00	1,532,291	307.00	5,166,957	316.87	18,751,718	320.22	11,538,336	318.60	2,350,549	0.00
Forfeited	(10,898,678)	219.50	(508,283)	215.69	(931,795)	293.25	(3,090,496)	278.00	(1,352,164)	249.71	–	–
Exercised	(36,060,390)	193.52	(801,622)	190.99	(5,327,666)	220.10	(28,653,628)	216.21	(5,155,523)	221.25	–	–
Outstanding at 24 February 2007	173,103,108	236.12	4,927,409	250.27	16,855,033	276.19	82,526,915	267.70	33,128,105	280.68	5,810,007	0.00
Exercisable as at 24 February 2007	5,320,960	196.51	215,648	195.70	5,674,314	226.02	27,295,331	218.90	8,386,290	214.42	–	–
Exercise price range (pence)		195.00 to 198.00		195.00 to 198.00		197.50 to 259.00		164.00 to 259.00		176.70 to 259.00		Nil
Weighted average remaining contractual life (years)		0.20		0.20		4.42		4.73		4.39		–

For the year ended 25 February 2006

	Savings-related share option scheme		Irish savings-related share option scheme		Approved share option scheme		Unapproved share option scheme		International executive share option scheme		Nil cost share options	
	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP
Outstanding at 26 February 2005	186,022,500	194.78	4,895,103	190.80	21,290,693	222.10	97,695,342	227.08	23,025,502	227.10	1,126,257	0.00
Granted	44,347,668	248.00	1,673,357	248.00	4,401,080	312.75	17,483,188	312.75	8,989,071	309.54	2,333,201	0.00
Forfeited	(11,451,171)	200.07	(416,444)	192.11	(1,316,210)	233.62	(4,543,756)	239.06	(1,086,847)	240.94	–	–
Exercised	(37,752,217)	175.82	(1,446,993)	168.25	(6,428,026)	209.19	(15,115,453)	226.56	(2,830,270)	239.54	–	–
Outstanding at 25 February 2006	181,166,780	211.42	4,705,023	217.96	17,947,537	248.11	95,519,321	242.28	28,097,456	251.69	3,459,458	0.00
Exercisable as at 25 February 2006	5,904,791	196.90	227,107	169.95	7,721,660	231.70	28,646,347	232.85	7,958,413	224.75	–	–
Exercise price range (pence)		159.00 to 198.00		159.00 to 198.00		205.00 to 259.00		164.00 to 259.00		176.70 to 259.00		Nil
Weighted average remaining contractual life (years)		0.19		0.19		5.02		4.97		4.73		–

Note 22 Share-based payments continued

Share options were exercised on a regular basis throughout the year. The average share price during the year to 24 February 2007 was 369.70 pence (2006 – 317.79 pence).

The fair value of share options is estimated at the date of grant using the Black-Scholes option pricing model. The following table gives the assumptions applied to the options granted in the respective periods shown. No assumption has been made to incorporate the effects of expected early exercise.

			2007			2006
	Savings-related share option schemes	Executive share option schemes	Nil cost option schemes	Savings-related share option schemes	Executive share option schemes	Nil cost option schemes
Expected dividend yield (%)	2.7%	3.0%	2.7%	3.0%	3.0%	3.0%
Expected volatility (%)	28%	28%	28%	28%	28%	28%
Risk-free interest rate (%)	4.8%	4.7%	4.6%	4.4%	4.2%	4.2%
Expected life of option (years)	3 or 5	6	6	3 or 5	6	6
Weighted average fair value of options granted (pence)	122.02	81.63	282.97	93.55	77.24	256.75
Probability of forfeiture (%)	20-25%	10%	0%	20-25%	10%	0%
Share price (pence)	383.80	318.60	332.74	310.0	312.80	307.38
Weighted average exercise price (pence)	307.00	318.60	0.0	248.00	312.75	0.0

Volatility is a measure of the amount by which a price is expected to fluctuate during a period. The measure of volatility used in Tesco PLC option pricing models is the annualised standard deviation of the continuously compounded rates of return on the share over a period of time. In estimating the future volatility of the Company's share price, the Board consider the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option, taking into account the remaining contractual life of the option.

b) Share bonus schemes

Eligible UK employees are able to participate in Shares in Success, an all-employee profit sharing scheme. Each year, shares are awarded as a percentage of earnings up to a statutory maximum of £3,000.

Senior management also participate in performance-related bonus schemes. The amount paid to employees is based on a percentage of salary and is paid partly in cash and partly in shares. Bonuses are awarded to eligible employees that have completed a required service period and depend on the achievement of corporate targets. The accrued cash element of the bonus at the Balance Sheet date is £17m.

The Executive Directors participate in short-term and long-term bonus schemes designed to align their interests with those of shareholders. Full details of these schemes can be found in the Directors' Remuneration Report.

The fair value of shares awarded under these schemes is their market value on the date of award. Expected dividends are not incorporated into the fair value.

The number and weighted average fair value (WAFV) of share bonuses awarded during the period was:

		2007		2006
	Shares Number	WAFV Pence	Shares Number	WAFV Pence
Shares in Success	24,062,964	319.65	22,337,747	309.75
Executive incentive scheme	13,559,635	316.88	13,283,243	309.88

Note 23 Post-employment benefits

Pensions

The Group operates a variety of post-employment benefit arrangements, covering both funded defined contribution and funded and unfunded defined benefit schemes. The most significant of these are the funded defined benefit schemes for the Group's employees in the UK and the Republic of Ireland.

Defined contribution plans

The contributions payable for defined contribution schemes of £7m (2006 – £7m) have been fully expensed against profits in the current year.

Defined benefit plans

United Kingdom

The principal plan within the Group is the Tesco PLC Pension Scheme, which is a funded defined benefit pension scheme in the UK, the assets of which are held as a segregated fund and administered by trustees. Watson Wyatt Limited, an independent actuary, carried out the latest triennial actuarial assessment of the scheme as at 31 March 2005, using the projected unit method.

At the date of the last actuarial valuation the actuarial deficit was £153m. The market value of the schemes' assets was £2,632m and these assets represented 95% of the benefits that had accrued to members, after allowing for expected increases in earnings and pensions in payment.

The One Stop Senior Executive Pension Scheme is a funded defined benefit scheme open to senior executives and certain other employees at the invitation of the company. An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the scheme as at 5 April 2004.

Overseas

The most significant overseas scheme is the funded defined benefit scheme which operates in the Republic of Ireland. An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the scheme as at 1 April 2004.

The valuations used for IAS 19 have been based on the most recent actuarial valuations and updated by Watson Wyatt Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at 24 February 2007. The schemes' assets are stated at their market values as at 24 February 2007. Buck Consultants (Ireland) Limited have updated the most recent Republic of Ireland valuation. The liabilities relating to retirement healthcare benefits have also been determined in accordance with IAS 19, and are incorporated in the following tables.

Principal assumptions

The valuations used have been based on the most recent actuarial valuations and updated by Watson Wyatt Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at 24 February 2007. The major assumptions, on a weighted average basis, used by the actuaries were as follows:

	2007 %	2006 %	2005 %
Rate of increase in salaries	4.5	4.0	3.9
Rate of increase in pensions in payment	3.0	2.7	2.6
Rate of increase in deferred pensions	3.0	2.7	2.6
Rate of increase in career average benefits	3.0	2.7	2.6
Discount rate	5.2	4.8	5.4
Price inflation	3.0	2.7	2.6

The main financial assumption is the real discount rate i.e. the excess of the discount rate over the rate of price inflation. If this assumption increased/decreased by 0.1%, the UK defined benefit obligation would decrease/increase by approximately £105m and the annual UK current service cost would decrease/increase by between £12m and £13m.

UK mortality assumptions

Following analysis of the mortality trends under the Tesco PLC Pension Scheme in the UK, which was carried out as part of the formal valuation of the Scheme as at 31 March 2005, it was decided to alter the mortality assumptions used in the formal valuation. The updated mortality tables as at 31 March 2005 were PMA92C00 for male members and PFA92C00 for female members. Similar to last year, this change has been carried through into the calculation of the pension liabilities in the Balance Sheet as at 24 February 2007 for the main UK fund.

Note 23 Post-employment benefits continued

The following table illustrates the expectation of life of an average member retiring at age 65 at the Balance Sheet date and a member reaching age 65 at the same date +25 years.

		At 24 Feb 2007 in years	At 25 Feb 2006 in years
Retiring at Reporting date at age 65:	Male	17.5	17.5
	Female	21.9	21.8
Retiring at Reporting date +25 years at age 65:	Male	18.4	18.4
	Female	23.0	23.0

Rates of return on scheme assets

The assets in the defined benefit pension schemes and the expected rates of return were:

	2007		2006		2005	
	Long term rate of return %	Market value £m	Long term rate of return %	Market value £m	Long term rate of return %	Market value £m
Equities	8.1	2,420	8.1	2,134	8.2	1,908
Bonds	5.2	812	4.8	656	5.4	560
Property	6.7	343	6.4	253	6.8	183
Other (alternative assets)	8.1	384	8.1	282	–	–
Cash	4.0	48	3.7	123	3.5	67
Total market value of assets		4,007		3,448		2,718

The expected rate of return on assets is a weighted average based on the actual plan assets held and the respective returns expected on the separate asset classes. The expected rate of return on equities and cash have both been set with reference to the expected median return over a ten year period, as calculated by the Company's independent actuary. The median return over a longer period than ten years was not expected to be materially different. The expected rate of return on bonds was measured directly from actual market yields for gilts and corporate bond stocks. The rate above takes into account the actual mixture of UK gilts, UK corporate bonds and overseas bonds held at the Balance Sheet date.

Movement in pension deficit during the year

Changes in the fair value of defined benefit pension plan assets are as follows:

	2007 £m	2006 £m
Opening fair value of plan assets	3,448	2,718
Expected return	255	209
Actuarial gains	82	309
Contributions by employer	321	270
Actual member contributions	7	6
Foreign currency translation differences	(2)	–
Benefits paid	(104)	(64)
Closing fair value of plan assets	4,007	3,448

Note 23 Post-employment benefits continued

Changes in the present value of defined benefit obligations are as follows:

	2007 £m	2006 £m
Opening defined benefit obligation	(4,659)	(3,453)
Current service cost	(466)	(328)
Interest cost	(221)	(184)
Gain/(loss) on change of assumptions	71	(727)
Experience losses	(41)	(24)
Foreign currency translation differences	4	(1)
Benefits paid	104	64
Actual member contributions	(7)	(6)
Past service gains	258	–
Closing defined benefit obligation	(4,957)	(4,659)

The amounts that have been charged to the Income Statement and Statement of Recognised Income and Expense for the year ended 24 February 2007 are set out below:

	2007 £m	2006 £m
Analysis of the amount (charged)/credited to operating profit:		
Current service cost	(466)	(328)
Past service gains	258	–
Total charge to operating profit	(208)	(328)
Analysis of the amount credited/(charged) to finance income:		
Expected return on pension schemes' assets	255	209
Interest on pension schemes' liabilities	(221)	(184)
Net pension finance income (note 5)	34	25
Total charge to the Income Statement	(174)	(303)

In line with changes to the Finance Act 2006, the scheme rules were amended from 6 April 2006 to allow employees to commute (convert) a larger proportion of their pension for a cash lump sum at retirement. Accordingly, the assumptions made in calculating the Group's defined benefit pension liability have been revised, resulting in a gain of £250m being recognised in Group operating profit. Future revisions to this assumption will be reflected in the Statement of Recognised Income and Expense. Changes to scheme rules in the Republic of Ireland affecting early retirement have reduced pension liabilities by a further £8m, which is also shown as a past service gain in the Income Statement.

	2007 £m	2006 £m	2005 £m
Analysis of the amount recognised in the Statement of Recognised Income and Expense:			
Actual return less expected return on pension schemes' assets	82	309	66
Experience losses arising on the schemes' liabilities	(41)	(24)	(14)
Currency gain/(loss)	2	(1)	–
Changes in assumptions underlying the present value of the schemes' liabilities	71	(727)	(282)
Total gain/(loss) recognised in the Statement of Recognised Income and Expense	114	(443)	(230)

The cumulative losses recognised through the Statement of Recognised Income and Expense since the date of transition to IFRS are £559m (2006 – £673m).

Note 23 Post-employment benefits continued

Summary of movements in deficit during the year

	2007 £m	2006 £m	2005 £m
Deficit in schemes at beginning of the year	(1,211)	(735)	(674)
Current service cost	(466)	(328)	(272)
Past service gains	258	–	–
Other finance income	34	25	4
Contributions	321	270	437*
Foreign currency translation differences	2	(1)	–
Actuarial gain/(loss)	112	(442)	(230)
Deficit in schemes at end of the year	(950)	(1,211)	(735)

* Includes additional contribution of £200m paid in February 2005.

History of movements

The historical movement in defined benefit pension schemes assets and liabilities and history of experience gains and losses are as follows:

	2007 £m	2006 £m	2005 £m	2004 £m
Total market value of assets	4,007	3,448	2,718	1,979
Present value of liabilities relating to unfunded schemes	(27)	(17)	(12)	(5)
Present value of liabilities relating to partially funded schemes	(4,930)	(4,642)	(3,441)	(2,648)
Pension deficit	(950)	(1,211)	(735)	(674)
Experience gains on scheme assets	82	309	66	192
Experience losses on plan liabilities	(41)	(24)	(14)	(48)

Post-employment benefits other than pensions

The Company operates a scheme offering retirement healthcare benefits. The cost of providing these benefits has been accounted for on a similar basis to that used for defined benefit pension schemes.

The liability as at 24 February 2007 of £11m (2006 – £10m) was determined in accordance with the advice of independent actuaries. In 2006/07, £0.5m (2006 – £0.5m) has been charged to the Income Statement and £0.6m (2006 – £0.7m) of benefits were paid.

A change of 1.0% in assumed healthcare cost trend rates would have the following effect:

	2007 £m	2006 £m
Effect on the annual service and interest cost	0.1	0.1
Effect on defined benefit obligations	1.3	1.0

Expected contributions

The Group expects to make contributions of approximately £352m to defined benefit pension schemes in the year ending 23 February 2008.

Note 24 Called up share capital

	2007		2006	
	Ordinary shares of 5p each		Ordinary shares of 5p each	
	Number	£m	Number	£m
Authorised:				
At beginning of year	10,700,000,000	535	10,600,000,000	530
Authorised during the year	158,000,000	8	100,000,000	5
At end of year	10,858,000,000	543	10,700,000,000	535
Allotted, called up and fully paid:				
At beginning of year	7,894,476,917	395	7,783,169,542	389
Scrip dividend election	75,205,082	3	53,639,219	3
Share options	75,994,892	4	57,668,156	3
Share buyback	(98,327,333)	(5)	–	–
At end of year	7,947,349,558	397	7,894,476,917	395

During the financial year, 151 million (2006 – 111 million) shares of 5p each were issued for aggregate consideration of £395m (2006 – £290m), which comprised £239m (2006 – £167m) for scrip dividend and £156m (2006 – £123m) for share options.

During the year, the Company purchased and subsequently cancelled 98,327,333 shares of 5p each (representing 1% of the called up share capital) at an average price of £3.89 per share. The total consideration, including expenses, was £385m. The excess of the consideration over the nominal value has been charged to retained earnings.

Between 25 February 2007 and 16 April 2007, options over 3,263,739 ordinary shares have been exercised under the terms of the savings-related share option scheme (1981) and the Irish savings-related share option scheme (2000). Between 25 February 2007 and 16 April 2007, options over 2,242,269 ordinary shares have been exercised under the terms of the executive share option schemes (1994 and 1996) and the discretionary share option plan (2004).

As at 24 February 2007, the Directors were authorised to purchase up to a maximum in aggregate of 790.5 million (2006 – 778.7 million) ordinary shares.

The holders of ordinary shares are entitled to receive dividends as declared from time-to-time and are entitled to one vote per share at the meetings of the Company.

Share buyback liability

Insider trading rules prevent the Group from buying back its own shares in the market during specified close periods (including the period between the year end and the annual results announcement). However, if an irrevocable agreement is signed beween the Group and a third party, they can continue to buy back shares on behalf of the Group. Two such arrangements were in place at the year end and in accordance with IAS 32, the Group has recognised a financial liability equal to the estimated value of the shares purchasable under these agreements. A liability of £90m (2006 – £nil) has been recognised within other creditors for this amount.

Capital redemption reserve

Upon cancellation of the shares purchased as part of the share buyback, a capital redemption reserve is created representing the nominal value of the shares cancelled. This is a non-distributable reserve.

Note 25 Statement of changes in equity

	Issued share capital £m	Share premium £m	Other reserves: Merger reserve £m	Capital redemption reserve £m	Hedging reserve £m	Translation reserve £m	Retained earnings: Treasury shares £m	Retained earnings £m	Total equity attributable to equity holders of the parent £m	Minority interests £m	Total £m
At 25 February 2006	395	3,988	40	–	5	38	(49)	4,963	9,380	64	9,444
Foreign currency translation differences	–	–	–	–	–	(59)	–	–	(59)	(6)	(65)
Actuarial gain on defined benefit schemes	–	–	–	–	–	2	–	112	114	–	114
Tax on items taken directly to or transferred from equity	–	–	–	–	–	(20)	–	32	12	–	12
Decrease in fair value of available-for-sale financial assets	–	–	–	–	–	–	–	(1)	(1)	–	(1)
Losses on cash flow hedges	–	–	–	–	(38)	–	–	–	(38)	–	(38)
Purchase of treasury shares	–	–	–	–	–	–	(105)	–	(105)	–	(105)
Share-based payments	–	–	–	–	–	–	–	185	185	–	185
Issue of shares	7	388	–	–	–	–	–	–	395	–	395
Share buyback	(5)	–	–	5	–	–	–	(475)	(475)	–	(475)
Future purchases of minority interests	–	–	–	–	–	–	–	(88)	(88)	–	(88)
Profit for the year	–	–	–	–	–	–	–	1,892	1,892	7	1,899
Equity dividends authorised in the year	–	–	–	–	–	–	–	(706)	(706)	–	(706)
At 24 February 2007	397	4,376	40	5	(33)	(39)	(154)	5,914	10,506	65	10,571

	Issued share capital £m	Share premium £m	Other reserves: Merger reserve £m	Hedging reserve £m	Translation reserve £m	Retained earnings: Treasury shares £m	Retained earnings £m	Total equity attributable to equity holders of the parent £m	Minority interests £m	Total £m
At 26 February 2005	389	3,704	40	(34)	11	(87)	4,266	8,289	51	8,340
Foreign currency translation differences	–	–	–	–	26	–	–	26	7	33
Actuarial loss on defined benefit schemes	–	–	–	–	(1)	–	(442)	(443)	–	(443)
Tax on items taken directly to or transferred from equity	–	–	–	–	2	–	131	133	–	133
Increase in fair value of available-for-sale financial assets	–	–	–	–	–	–	2	2	–	2
Gains on cash flow hedges	–	–	–	39	–	–	–	39	–	39
Net movement relating to share-based payments	–	–	–	–	–	38	45	83	–	83
Issue of shares	6	284	–	–	–	–	–	290	–	290
Profit for the year	–	–	–	–	–	–	1,570	1,570	6	1,576
Equity dividends authorised in the year	–	–	–	–	–	–	(609)	(609)	–	(609)
At 25 February 2006	395	3,988	40	5	38	(49)	4,963	9,380	64	9,444

Share premium account

The share premium account is used to record amounts received in excess of the nominal value of shares on issue of new shares.

Translation reserve

The translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. It is also used to record the movements in net investment hedges.

Treasury shares

During the year, the qualifying employee share ownership trust (QUEST) subscribed for 1.5 million shares from the Company, a negligible percentage of called-up share capital as at 24 February 2007 (2006 – 10 million, 0.1%). There were no contributions (2006 – £12m) to the QUEST from subsidiary undertakings.

The employee benefit trusts hold shares in Tesco PLC for the purpose of the various executive share incentive and profit share schemes. At 24 February 2007, the trusts held 57.0 million shares (2006 – 48.4 million), which cost £184m (2006 – £140m) and had a market value of £254m (2006 – £163m).

Merger reserve

The merger reserve arose on the acquisition of Hillards PLC in 1987.

Other

The cumulative goodwill written-off against the reserves of the Group as at 24 February 2007 amounted to £718m (2006 – £718m).

Note 26 Business combinations

The Group has made a number of acquisitions in the year, of which the material acquisitions have been disclosed separately and the remainder shown in aggregate.

The net assets and results of the acquired business are included in the consolidated accounts of the Group from the date of acquisition. Acquisition accounting has been applied and the goodwill arising has been capitalised and is subject to annual impairment testing.

The goodwill acquired in the business combinations listed below has been allocated to the single group of cash-generating units represented by the acquired businesses, as this is the lowest level within the Group at which the goodwill is monitored internally. Goodwill arising on acquisitions in the year is attributable mainly to customer loyalty, the assembled workforce and the synergies expected to be achieved.

The fair values currently established for acquisitions made in the year to 24 February 2007 are provisional. Fair values will be reviewed based on additional information up to one year from the date of acquisition. The Directors do not believe that any net adjustments resulting from such a review would have a material effect on the Group.

Had all the combinations listed below taken place at the beginning of the financial year, the operating profit of the Group would have been £2,626m and revenue from continuing operations would have been £43,306m. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

Carrefour Česká Republika s.r.o

On 31 May 2006, the Group acquired 100% of the share capital of Carrefour Česká Republika s.r.o, a retailer in the Czech Republic, as part of an asset swap deal for our Taiwanese business (see note 7).

The fair value of the identifiable assets and liabilities of Carrefour Česká Republika s.r.o as at the date of acquisition were:

	Pre-acquisition carrying amounts £m	Fair value adjustments £m	Recognised values on acquisition £m
Property, plant and equipment	88	(3)	85
Investment property	30	–	30
Deferred tax asset	–	18	18
Inventories	17	(7)	10
Trade and other receivables	69	(5)	64
Cash and cash equivalents	13	–	13
Trade and other payables	(166)	(16)	(182)
Net assets acquired	51	(13)	38
Goodwill arising on acquisition			32
			70
Consideration:			
Cash consideration			67
Costs associated with the acquisition			3
Total consideration			70

From the date of acquisition, the acquired business has contributed £151m to revenue and £8m of operating losses to the Group.

Makro

On 24 January 2007, Tesco Stores Malaysia Sdn Bhd acquired 100% of the share capital of Makro Cash & Carry Distribution (M) Sdn Bhd, which operates a chain of eight stores in Malaysia.

The fair value of the identifiable assets and liabilities of Makro Cash & Carry Distribution (M) Sdn Bhd as at the date of acquisition were:

	Pre-acquisition carrying amounts £m	Fair value adjustments £m	Recognised values on acquisition £m
Property, plant and equipment	31	(10)	21
Investment property	2	–	2
Inventories	10	(1)	9
Trade and other receivables	5	6	11
Trade and other payables	(32)	–	(32)
Provisions	(1)	–	(1)
Net assets acquired	15	(5)	10
Goodwill arising on acquisition			63
			73
Consideration:			
Cash consideration			72
Costs associated with the acquisition			1
Total consideration			73

From the date of acquisition, the acquired business has contributed £12m to revenue and £nil to the operating profit of the Group.

Hymall

On 12 December 2006, the Group acquired a further 40% of the share capital of its joint venture, Hymall, a retail chain in China, giving the Group control of the entity, making it a subsidiary entity.

On the same day, the minority shareholders of Hymall entered into an agreement to sell their remaining share of the business to Tesco by 2009. Under IAS 32, the net present value of the future payments are shown as a financial liability, the value of which was £48m at 24 February 2007.

The fair value of the identifiable assets and liabilities of Hymall as at the date of acquisition were:

	Pre-acquisition carrying amounts £m	Fair value adjustments £m	Recognised values on acquisition £m
Property, plant and equipment	95	–	95
Deferred tax asset	4	–	4
Inventories	39	–	39
Trade and other receivables	49	–	49
Cash and cash equivalents	33	–	33
Trade and other payables	(219)	–	(219)
Provisions	(23)	–	(23)
Net liabilities	(22)	–	(22)
Minority interest			2
Transferred from investment in joint ventures			11
Net liabilities acquired			(9)
Goodwill arising on acquisition of additional shares (in addition to previously held goodwill of £156m)			190
			181
Consideration:			
Cash consideration			180
Costs associated with the acquisition			1
Total consideration			181

As Hymall was acquired towards the end of their financial year, it has continued to be treated as a joint venture in 2006/07. However, the net liabilities of Hymall have been consolidated as a subsidiary within the Group Balance Sheet as at 24 February 2007. From the start of 2007/08, Hymall's net result will be consolidated with that of the Group.

Note 26 Business combinations continued

Leader Price

On 30 November 2006, the Group acquired 100% of the share capital of Leader Price Polska Sp. z.o.o, which operates a chain of 146 stores in Poland.

The fair value of the identifiable assets and liabilities of Leader Price Polska Sp. z.o.o as at the date of acquisition were:

	Pre-acquisition carrying amounts £m	Fair value adjustments £m	Recognised values on acquisition £m
Property, plant and equipment	81	(14)	67
Intangible assets	1	(1)	–
Deferred tax asset	–	8	8
Inventories	10	(2)	8
Trade and other receivables	14	(1)	13
Cash and cash equivalents	4	–	4
Trade and other payables	(83)	(7)	(90)
Provisions	–	(4)	(4)
Net assets acquired	27	(21)	6
Goodwill arising on acquisition			4
			10
Consideration:			
Cash consideration			7
Costs associated with the acquisition			3
Total consideration			10

From the date of acquisition, the acquired business has contributed £31m to revenue and £4m of operating losses to the Group.

dunnhumby Limited

On 19 April 2006, the Group acquired a further 31% of the share capital of one of its joint ventures, dunnhumby Limited, a data analysis group incorporated in the United Kingdom, making it a subsidiary entity.

On the same day, the minority shareholders of dunnhumby entered into an agreement to sell their remaining share of the business to Tesco in two tranches by 2011. The purchase price will reflect the valuation of these shares on the purchase dates. Under IAS 32, the net present value of the future payments are shown as a financial liability, the value of which was £38m at 24 February 2007.

The fair value of the identifiable assets and liabilities of dunnhumby Limited as at the date of acquisition were:

	Pre-acquisition carrying amounts £m	Fair value adjustments £m	Recognised values on acquisition £m
Property, plant and equipment	4	–	4
Intangible assets	1	–	1
Investment in joint venture	3	–	3
Deferred income tax asset	1	–	1
Trade and other receivables	16	–	16
Cash and cash equivalents	12	–	12
Trade and other payables	(19)	–	(19)
Net assets	18	–	18
Minority interest			(3)
Transferred from investment in joint ventures			(10)
Net assets acquired			5
Goodwill arising on acquisition of additional shares (in addition to previously held goodwill of £10m)			25
			30
Consideration:			
Cash consideration			30
Costs associated with the acquisition			–
Total consideration			30

From the date of acquisition, the acquired business has contributed £32m to revenue and £5m of operating profit to the Group.

Other acquisitions

The other acquisitions in the year include the share capital or the trade and assets of Edeka, Hikso Limited, Maintenance One Limited and Tesco Home Shopping Limited. The companies acquired undertake activities including retailing, software development and maintenance services.

The book and fair values of the identifiable assets and liabilities as at the date of acquisition are disclosed in the table below:

	Pre-acquisition carrying amounts £m	Fair value adjustments £m	Recognised values on acquisition £m
Property, plant and equipment	6	–	6
Inventories	2	–	2
Bank loans and overdrafts	(3)	–	(3)
Trade and other payables	(2)	–	(2)
Net assets	3	–	3
Transferred from investment in joint ventures			2
Net assets acquired			5
Goodwill arising on acquisition			13
			18
Consideration:			
Cash consideration			18
Costs associated with the acquisition			–
Total consideration			18

The post-acquisition contribution of the other acquisitions to the Group was £33m to revenue and £2m of operating losses.

Note 27 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its joint ventures and associates are disclosed below:

i) Trading transactions

	Sales to related parties		Purchases from related parties		Amounts owed by related parties		Amounts owed to related parties	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Joint ventures	144	95	190	195	5	19	45	–
Associates	3	–	658	502	–	–	83	79

Sales to related parties consists of services/management fees and loan interest.

Purchases from related parties include £107m (2006 – £104m) of rentals payable to the Group's joint ventures, including those joint ventures formed as part of the sale and leaseback programme.

ii) Non-trading transactions

	Sale and leaseback of assets		Loans to related parties		Loans from related parties		Injection of equity funding	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Joint ventures	527	529	163	122	10	9	47	35
Associates	–	–	–	–	–	–	3	1

Transactions between the Group and the Group's pension plans are disclosed in note 23.

Tesco Stores Limited is a member of one or more partnerships to whom the provisions of the Partnerships and Unlimited Companies (Accounts) Regulations 1993 ('Regulations') apply. The accounts for those partnerships have been consolidated into these accounts pursuant to regulation 7 of the Regulations.

On 20 December 2006, the Group formed a property joint venture with British Airways Pension Fund. The limited partnership contains 16 superstores which have been sold from and leased back to Tesco. The Group sold assets for net proceeds of £454m (approximating to market value) to the joint venture which had a net book value of £233m. 50% of the resulting profit has been recognised within profit arising on property-related items with the remaining percentage deferred on the Balance Sheet in accordance with IAS 31 'Interests in Joint Ventures'. Another smaller transaction was completed during the year with Morley where £73m of assets were transferred.

iii) Transactions with key management personnel

Only members of the Board of Directors of Tesco PLC are deemed to be key management personnel. It is the Board who have responsibility for planning, directing and controlling the activities of the Group. Key management personnel compensation is disclosed in the audited part of the Directors' Remuneration Report.

During the year, there were no other material transactions or balances between the Group and its key management personnel or members of their close family.

Note 28 Reconciliation of profit before tax to net cash generated from operations

	2007 £m	2006 £m
Profit before tax	2,653	2,235
Net finance costs	126	127
Share of post-tax profits of joint ventures and associates	(106)	(82)
Profit on sale of investments in associates	(25)	–
Operating profit	2,648	2,280
Operating loss of discontinued operation	(4)	(9)
Depreciation and amortisation	878	838
Profit arising on property-related items	(92)	(77)
Loss on disposal of non-property assets	–	4
Net impairment/(reversal of impairment) of property, plant and equipment	19	(5)
Adjustment for non-cash element of pensions charge	(113)	58
Share-based payments	185	142
Increase in inventories	(420)	(146)
Increase in trade and other receivables	(81)	(38)
Increase in trade and other payables	512	365
Decrease in working capital	11	181
Cash generated from operations	3,532	3,412

Note 29 Analysis of changes in net debt

	At 25 Feb 2006 £m	Cash flow £m	Other non-cash movements £m	At 24 Feb 2007 £m
Cash and cash equivalents	1,325	(265)	(18)	1,042
Finance lease receivables	17	(5)	–	12
Derivative financial instruments	70	(61)	99	108
Cash and receivables	1,412	(331)	81	1,162
Bank and other borrowings	(1,626)	442	(334)	(1,518)
Finance lease payables	(20)	7	(23)	(36)
Derivative financial instruments and other liabilities	(239)	232	(80)	(87)
Debt due within one year	(1,885)	681	(437)	(1,641)
Bank and other borrowings	(3,658)	(819)	478	(3,999)
Finance lease payables	(84)	(86)	23	(147)
Derivative financial instruments and other liabilities	(294)	22	(127)	(399)
Debt due after one year	(4,036)	(883)	374	(4,545)
	(4,509)	(533)	18	(5,024)

Note 30 Commitments and contingencies

Capital commitments

On 24 February 2007 there were commitments for capital expenditure contracted for, but not provided, of £2,003m (2006 – £1,578m), principally relating to the store development programme.

Contingent liabilities

The Company has irrevocably guaranteed the liabilities, as defined in section 5(c) of the Republic of Ireland (Amendment Act) 1986, of various subsidiary undertakings incorporated in the Republic of Ireland.

Tesco Personal Finance, in which the Group owns a 50% joint venture share, has commitments, as described in its own financial statements as at 31 December 2006, of formal standby facilities, credit lines and other commitments to lend, totalling £5.5bn (2006 – £6.0bn). The amount is intended to provide an indication of the volume of business transacted and not of the underlying credit or other risks.

For details of assets held under finance leases, which are pledged as security for the finance lease liabilities, see note 11.

There are a number of contingent liabilities that arise in the normal course of business which if realised are not expected to result in a material liability to the Group. In connection with the railway tunnel collapse at Gerrards Cross, the Group is currently assessing a number of potential claims. Due to the nature of those claims it is not currently possible to assess any liabilities or potential recoveries, therefore no provision has been made. The final outcome is not expected to be material to the Group.

Note 31 Leasing commitments

Finance lease commitments – Group as lessee

The Group has finance leases for various items of plant, equipment, fixtures and fittings. There are also a small number of buildings which are held under finance leases. The fair value of the Group's lease obligations approximate to their carrying value.

Future minimum lease payments under finance leases and hire purchase contracts, together with the present value of the net minimum lease payments are as follows:

	Minimum lease payments		Present value of minimum lease payments	
	2007 £m	2006 £m	2007 £m	2006 £m
Within one year	38	23	36	20
Greater than one year but less than five years	109	37	90	27
After five years	130	132	57	57
Total minimum lease payments	277	192	183	104
Less future finance charges	(94)	(88)		
Present value of minimum lease payments	183	104		
Analysed as:				
Current finance lease payables	36	20		
Non-current finance lease payables	147	84		
	183	104		

Finance lease receivables – Group as lessor

In 2006, the Group entered into finance leasing arrangements with UK staff for certain of its electronic equipment as part of the Computers for Staff scheme. The average term of finance leases entered into was three years. The interest rate inherent in the leases is fixed at the contract date for all of the lease term. The average effective interest rate contracted approximates to 4.0% (2006 – 4.6%) per annum. The fair value of the Group's finance lease receivables at 24 February 2007 is estimated at £12m (2006 – £17m).

Note 31 Leasing commitments continued

Future minimum lease receivables under finance leases together with the present value of the net minimum lease receivables are as follows:

	Minimum lease receivables		Present value of minimum lease receivables	
	2007 £m	2006 £m	2007 £m	2006 £m
Within one year	7	7	6	6
Greater than one year but less than five years	6	12	6	11
Total minimum lease receivables	13	19	12	17
Less unearned finance income	(1)	(2)		
Net lease receivables	12	17		
Analysed as:				
Current finance lease receivables	6	6		
Non-current finance lease receivables	6	11		
	12	17		

Operating lease commitments – Group as lessee

Future minimum rentals payable under non-cancellable operating leases are as follows:

	2007 £m	2006 £m
Within one year	379	315
Greater than one year but less than five years	1,444	1,105
After five years	4,838	3,795
Total minimum lease payments	6,661	5,215

Operating lease payments represent rentals payable by the Group for certain of its retail, distribution and office properties and other assets such as motor vehicles. The leases have varying terms, purchase options, escalation clauses and renewal rights.

Operating lease commitments with joint ventures

Since 1988, the Group has entered into several joint ventures and sold and leased back properties to and from these joint ventures. The terms of these sale and leasebacks vary, however, common factors include: the sale of the properties to the joint venture at market value, options at the end of the lease for the Group to repurchase the properties at market value, market rent reviews and 20-25 year lease terms. The Group reviews the substance as well as the form of the arrangements when making the judgement as to whether these leases are operating or finance leases; the majority of the leases under these arrangements are operating leases.

Operating lease receivables – Group as lessor

The Group both rents out its investment properties and also sub-lets various leased buildings under operating leases. At the Balance Sheet date, the following future minimum lease payments are contractually receivable from tenants:

	2007 £m	2006 £m
Within one year	123	84
Greater than one year but less than five years	260	234
After five years	268	283
Total minimum lease payments	651	601

Note 32 Events after the balance sheet date

On 20 March 2007, the Group formed a property joint venture with The British Land Company PLC. The limited partnership contains 21 superstores which have been sold from and leased back to Tesco. The Group sold assets to the joint venture with a fair value of approximately £650m and a net book value of approximately £350m; 50% of the resulting profit will be recognised within profit arising on property-related items with the remaining percentage deferred on the Balance Sheet in accordance with IAS 31 'Interests in Joint Ventures'.

In March 2007, the Group issued two bonds: £500m paying interest at 5.2%, maturing in 2057 and €600m paying interest at 5.125%, maturing in 2047.

Five year record

	UK GAAP			IFRS		
	2003	2004 53 wks	2005	2005	2006[1]	2007
Financial statistics						
Group sales (including VAT) (£m)	28,280	33,557	37,070	36,957	43,137	46,611
Revenue (excluding VAT) (£m)						
UK	21,309	24,760	27,146	27,146	29,990	32,665
Rest of Europe	2,664	3,385	3,818	3,818	5,095	5,559
Asia	2,031	2,669	3,010	2,902	4,369	4,417
	26,004	30,814	33,974	33,866	39,454	42,641
Operating profit[2] (£m)						
UK	1,289	1,486	1,666	1,556	1,788	2,083
Rest of Europe	134	171	249	243	263	324
Asia	69	121	149	153	229	241
Total Group	1,492	1,778	2,064	1,952	2,280	2,648
Operating profit margin[2]						
UK	6.0%	6.0%	6.1%	5.7%	6.0%	6.4%
Rest of Europe	5.0%	5.1%	6.5%	6.4%	5.2%	5.8%
Asia	3.4%	4.5%	5.0%	5.3%	5.2%	5.5%
Total Group	5.7%	5.8%	6.1%	5.8%	5.8%	6.2%
Goodwill amortisation (£m)	(23)	(54)	(67)	–	–	–
Share of results of joint ventures and associates[3] (£m)	42	59	69	74	82	106
Profit on sale of investment in associates	–	–	–	–	–	25
Net finance costs[3] (£m)	(166)	(209)	(136)	(132)	(127)	(126)
Profit before tax (£m)	1,345	1,574	1,930	1,894	2,235	2,653
Taxation[3] (£m)	(399)	(472)	(561)	(541)	(649)	(772)
Minority interests (£m)	–	(2)	(3)	(3)	(6)	(7)
(Loss)/profit for the period from discontinued operation[4] (£m)	–	–	–	(6)	(10)	18
Profit for the financial year attributable to equity holders of the parent (£m)	946	1,100	1,366	1,344	1,570	1,892
Underlying profit – UK GAAP[5] (£m)	1,401	1,708	2,029	N/a	N/a	N/a
Underlying profit – IFRS[5] (£m)	N/a	N/a	N/a	1,925	2,277	2,545

[1] Results for the year ended 25 February 2006 include 52 weeks for the UK and ROI and 14 months for the majority of the remaining International businesses.

[2] Operating profit includes integration costs and profit/(loss) arising on sale of fixed assets. Operating margin is based upon revenue excluding VAT.

[3] Share of results of joint ventures and associates is stated net of the interest and tax of the Group's joint ventures and associates. The Group's charges for interest and tax have been reduced by these amounts.

[4] Consists of the net result of the Taiwanese business which was sold during the year.

[5] UK GAAP underlying profit excluded net profit/(loss) on disposal of fixed assets, integration costs and goodwill amortisation. IFRS underlying profit excludes IAS 32 and IAS 39 'Financial Instruments' – Fair value remeasurements, and the IAS 19 Income Statement charge, which is replaced by the 'normal' cash contributions for pensions. For further details of this measure, see page 54. For the years 2003 to 2005 the above information is presented under UK GAAP as previously published. If IFRS had been applicable for these years the main adjustments would have been IFRS 2 'Share-based payment', IFRS 3 'Business Combinations' and IAS 19 'Employee Benefits'.

	UK GAAP					IFRS
	2003	2004 53 wks	2005	2005	2006[1]	2007
Enterprise value[6] (£m)	16,896	23,866	27,853	27,910	30,841	40,469
Basic earnings per share[7]	13.54p	15.05p	17.72p	17.52p	20.20p	23.61p
Diluted earnings per share[7]	13.42p	14.93p	17.50p	17.30p	19.92p	23.31p
Dividend per share[8]	6.20p	6.84p	7.56p	7.56p	8.63p	9.64p
Return on shareholders' funds[9]	22.3%	21.8%	22.7%	23.2%	24.9%	26.7%
Return on capital employed[10]	10.2%	10.4%	11.5%	11.8%	12.7%	13.6%[15]
Group statistics						
Number of stores	2,291	2,318	2,334	2,334	2,672	3,263
Total sales area – 000 sq ft[11]	39,944	45,402	49,135	49,135	55,215	68,189
Average employees	270,800	310,411	335,750	335,750	368,213	413,061
Average full-time equivalent employees	188,182	223,335	242,980	242,980	273,024	318,283
UK retail statistics						
Number of stores	1,982	1,878	1,780	1,780	1,898	1,988
Total sales area – 000 sq ft[11]	21,829	23,291	24,207	24,207	25,919	27,785
Average store size (sales area – sq ft)[12]	29,455	30,890	31,677	31,677	32,816	34,209
Average full-time equivalent employees	133,051	152,408	163,006	163,006	175,459	184,461
UK retail productivity (£)						
Revenue per employee[13]	160,157	162,459	166,534	166,534	170,923	177,084
Profit per employee[13]	9,688	9,750	10,220	9,564	10,190	11,292
Weekly sales per sq ft[14]	21.86	22.48	23.89	23.89	25.06	25.48

[6] Market capitalisation plus net debt.
[7] Basic and diluted earnings per share are on a continuing operations basis.
[8] Dividend per share relating to the interim and proposed final dividend.
[9] Profit before tax divided by average shareholders' funds.
[10] The numerator is profit before interest, less tax. The denominator is the calculated average of net assets plus net debt plus dividend creditor less net assets held for sale.
[11] Store sizes exclude lobby and restaurant areas.
[12] Average store size excludes Express and One Stop stores.
[13] Based on average number of full-time equivalent employees in the UK, revenue exclusive of VAT and operating profit.
[14] Based on weighted average sales area and sales excluding property development.
[15] Includes one-off gain from 'Pensions A-Day', without this one-off gain ROCE was 12.6%.

Tesco PLC – Parent Company Balance sheet 24 February 2007

	notes	2007 £m	2006 £m
Fixed assets			
Investments in subsidiaries and joint ventures	5	8,373	7,382
Current assets			
Derivative financial instruments	10	108	70
Debtors	6	5,514	4,857
Current asset investments	7	3	90
		5,625	5,017
Creditors – amounts falling due within one year			
Borrowings	9	(823)	(1,008)
Derivative financial instruments	10	(64)	(239)
Other creditors	8	(2,510)	(1,397)
		(3,397)	(2,644)
Net current assets		2,228	2,373
Total assets less current liabilities		10,601	9,755
Creditors – amounts falling due after more than one year			
Borrowings	9	(3,970)	(3,560)
Derivative financial instruments	10	(116)	(48)
		(4,086)	(3,608)
Net assets		6,515	6,147
Capital and reserves			
Called up share capital	13	397	395
Share premium account	14	4,376	3,988
Profit and loss reserve	14	1,742	1,764
Total equity		6,515	6,147

Accounting policies and notes forming part of these financial statements are on pages 101 to 108.

Sir Terry Leahy
Andrew Higginson

Directors

The Parent Company financial statements on pages 100 to 108 were authorised for issue by the Directors on 16 April 2007 and are subject to the approval of the shareholders at the Annual General Meeting on 29 June 2007.

Note 1 Accounting policies

Basis of preparation
These financial statements have been prepared under UK GAAP using the historical cost convention modified for the revaluation of certain financial instruments and in accordance with applicable accounting standards and the Companies Act 1985.

A summary of the Company's significant accounting policies are set out below.

Exemptions
The Directors have taken advantage of the exemption available under section 230 of the Companies Act 1985 and not presented a Profit and Loss Account for the Company alone.

The Company has also taken advantage of the exemption from preparing a Cash flow statement under the terms of FRS 1 'Cash Flow Statement'. The cash flows of the Company are included in the Tesco PLC Group financial statements.

The Company is also exempt under the terms of FRS 8 'Related Parties' from disclosing related party transactions with entities that are part of the Tesco PLC Group.

Recent accounting developments
FRS 29 'Financial Instruments: Disclosures' and amendments to IAS 1 'Presentation of Financial Statements – Capital Disclosures' were issued in August 2005 and are effective for accounting periods beginning on or after 1 January 2007. These amendments revise and enhance previous disclosures required by FRS 25 'Financial Instruments: Disclosures' and FRS 13 'Derivatives and other financial instruments: Disclosures'. The adoption of FRS 29 will have no impact upon the results or net assets of the Company.

Standards, amendments and interpretations effective for 2006/07 with no significant impact on the Company:
The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2006, however, their implementation has not had a significant impact on the results or net assets of the Company:

- Amendment to FRS 23 'Net investment in foreign operation'
- Amendments to FRS 26 'Financial Instruments: Recognition and Measurement' on Financial Guarantee Contracts, the fair value option and cash flow hedge accounting of forecast intragroup transactions

Standards, amendments and interpretations not yet effective but not expected to have a significant impact on the Company:

- UITF 41 'Scope of FRS 20'
- UITF 42 'Reassessment of embedded derivatives'
- FRS 5 'Application Note F – private finance and similar contracts'

Standards, amendments and interpretations not yet effective and under review as to their effect on the Company:

- UITF 45 'Liabilities arising from participating in a specific market – waste electrical and electronic equipment (WEEE)' – effective from 1 July 2007 (date from which the WEEE Directive is applicable in the UK)
- UITF 44 'Group and treasury share transactions' – effective for periods beginning on or after 1 March 2007

Money market deposits
Money market deposits are stated at cost. All income from these investments is included in the Profit and Loss Account as interest receivable and similar income.

Investments in subsidiaries and joint ventures
Investments in subsidiaries and joint ventures are stated at cost less, where appropriate, provisions for impairment.

Foreign currencies
Assets and liabilities in foreign currencies are translated into Pounds Sterling at the financial year end exchange rates.

Share-based payments
Employees of the Company receive part of their remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The fair value of employee share option plans is calculated at the grant date using the Black-Scholes model. In accordance with FRS 20 'Share-based payment' the resulting cost is charged to the Profit and Loss Account over the vesting period. The value of the charge is adjusted to reflect expected and actual levels of vesting.

Where a subsidiary awards options over the shares of the Company, this is treated as a capital contribution.

Financial instruments
Financial assets and financial liabilities are recognised on the Company's Balance Sheet when the Company becomes a party to the contractual provisions of the instrument.

Debtors
Debtors are non interest-bearing and are recognised initially at fair value, and subsequently at amortised cost using the effective interest rate method, reduced by appropriate allowances for estimated irrecoverable amounts.

Current asset investments
Investments are classified as either held for trading or available-for-sale, and are measured at subsequent reporting dates at fair value. For held for trading, gains and losses arising from changes in fair value are recognised in the Profit and Loss Account. Gains and losses arising from changes in fair value for available-for-sale investments are recognised directly in equity, until the security is disposed of or is determined to be impaired; at which time the cumulative gain or loss previously recognised in equity is included in the net result for the period.

Financial liabilities and equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that gives a residual interest in the assets of the Company after deducting all of its liabilities.

Note 1 Accounting policies continued

Interest-bearing borrowings
Interest-bearing bank loans and overdrafts are initially recorded at the value of the amount received, net of attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the Profit and Loss Account over the period of the borrowings on an effective interest basis.

Creditors
Creditors are non interest-bearing and are stated at amortised cost.

Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedge accounting
The Company uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operating, financing and investment activities. The Company does not hold or issue derivative financial instruments for trading purposes, however if derivatives do not qualify for hedge accounting they are accounted for as such.

Derivative financial instruments are recognised and stated at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The fair value of derivative financial instruments is determined by reference to market values for similar financial instruments, or by discounted cash flows or by the use of option valuation models. Where derivatives do not qualify for hedge accounting, any gains or losses on remeasurement are immediately recognised in the Profit and Loss Account. Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge relationship and the item being hedged.

In order to qualify for hedge accounting, the Company is required to document from inception the relationship between the item being hedged and the hedging instrument. The Company is also required to document and demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is performed at each period end to ensure that the hedge remains highly effective.

Financial instruments with maturity dates of more than one year from the Balance Sheet date are disclosed as falling due after more than one year.

Fair value hedging
Derivative financial instruments are classified as fair value hedges when they hedge the Company's exposure to changes in the fair value of a recognised asset or liability. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Profit and Loss Account, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

Derivative financial instruments qualifying for fair value hedge accounting are principally interest rate swaps (including cross-currency swaps).

Cash flow hedging
Derivative financial instruments are classified as cash flow hedges when they hedge the Company's exposure to variability in cash flows that are either attributable to a particular risk associated with a recognised asset or liability, or a highly probable forecasted transaction.

The effective element of any gain or loss from remeasuring the derivative instrument is recognised directly in equity.

The associated cumulative gain or loss is removed from equity and recognised in the Profit and Loss Account in the same period or periods during which the hedged transaction affects the Profit and Loss Account. The classification of the effective portion when recognised in the Profit and Loss Account is the same as the classification of the hedged transaction. Any element of the remeasurement of the derivative instrument which does not meet the criteria for an effective hedge is recognised immediately in the Profit and Loss Account.

Derivative instruments qualifying for cash flow hedging are principally forward foreign exchange transactions and currency options.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the Profit and Loss Account.

Net investment hedging
Derivative financial instruments are classified as net investment hedges when they hedge the Company's net investment in an overseas operation. The effective element of any foreign exchange gain or loss from remeasuring the derivative instrument is recognised directly in equity. Any ineffective element is recognised immediately in the Profit and Loss Account. Gains and losses accumulated in equity are included in the Profit and Loss Account when the foreign operation is disposed of.

Derivative instruments qualifying for net investment hedging are principally forward foreign exchange transactions and currency options.

Pensions
The Company participates in the Tesco PLC Pension Scheme which is a multi-employer scheme within the Tesco Group and cannot identify its share of the underlying assets and liabilities of the scheme. Accordingly, as permitted by FRS 17 'Retirement Benefits', the Company has accounted for the scheme as a defined contribution scheme, and the charge for the period is based upon the cash contributions payable.

Note 1 Accounting policies continued

Taxation

Corporation tax payable is provided on the taxable profit for the year, using tax rates enacted or substantively enacted by the Balance Sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the Balance Sheet date and would give rise to an obligation to pay more or less taxation in the future.

Deferred tax assets are recognised to the extent that they are recoverable. They are regarded as recoverable to the extent that on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which the timing differences reverse, based on tax rates and laws that have been substantively enacted by the Balance Sheet date.

Note 2 Auditor remuneration

	2007 £m	2006 £m
Fees payable to the Company's auditor for the audit of the Parent Company and consolidated annual accounts	0.6	0.4

Note 3 Employment costs

	2007 £m	2006 £m
Wages and salaries	13	10
Social security costs	10	8
Pension costs	1	2
Share-based payment expense – equity settled	19	15
	43	35

The average number of employees (all Directors of the Company) during the year was: 15 (2006 – 15).

The Schedule VI requirements for Directors' Remuneration are included within the Directors' Remuneration Report on pages 27 to 40.

Note 4 Dividends

For details of equity dividends see note 8 in the consolidated Group financial statements.

Note 5 Fixed asset investments

	Shares in Group undertakings £m	Shares in joint ventures £m	Total £m
As at 25 February 2006	7,220	162	7,382
Additions	1,032	–	1,032
Disposals	(41)	–	(41)
As at 24 February 2007	8,211	162	8,373

For a list of the Company's principal operating subsidiary undertakings and joint ventures see note 13 in the Group financial statements.

Note 6 Debtors

	2007 £m	2006 £m
Amounts owed by Group undertakings	5,337	4,710
Amounts owed by joint ventures and associates (a)	135	97
Other debtors	13	20
Deferred tax asset (b)	29	30
Total	5,514	4,857

(a) The amounts due from joint ventures and associates of £135m (2006 – £97m) are due after more than one year.

Note 6 Debtors continued

b) The deferred tax asset recognised by the Company, and the movements thereon, during the year are as follows:

	Share-based payments £m	FRS 25 and FRS 26 £m	Other timing differences £m	Total £m
At 26 February 2006	2	24	4	30
Charge to profit or loss for the year	1	(2)	–	(1)
At 24 February 2007	3	22	4	29

Note 7 Current asset investments

	2007 £m	2006 £m
Bonds and certificates of deposit	3	90

Note 8 Other creditors

	2007 £m	2006 £m
Amounts falling due within one year:		
Corporation tax	125	122
Other tax and social security	1	–
Amounts owed to Group undertakings	2,163	1,252
Other liabilities	214	2
Accruals and deferred income	7	21
	2,510	1,397

Note 9 Borrowings

	Par value	Effective interest rate %	Effective interest rate after hedging transactions %	Maturity year	2007 £m	2006 £m
Bank loans and overdrafts	–	5.4	5.4	2007	357	386
Loan from joint venture	–	–	–	2007	10	9
4% unsecured deep discount loan stock	£125m	–	–	2006	–	122
6% Medium Term Notes (MTN)	£150m	–	–	2006	–	158
0.7% MTN	¥50bn	–	–	2006	–	247
7.5% MTN (a)	£258m	7.6	5.8	2007	268	344
6% MTN (b)	£125m	6.0	5.9	2008	130	268
5.25% MTN	€500m	5.3	6.0	2008	352	366
5.125% MTN (c)	£192m	5.1	5.8	2009	190	355
6.625% MTN	£150m	6.7	6.7	2010	153	153
4.75% MTN	€750m	4.8	6.2	2010	525	548
3.875% MTN	€500m	3.9	5.9	2011	340	–
4% RPI MTN (d)	£238m	6.6	6.6	2016	244	236
5.5% MTN	£350m	5.6	5.6	2019	349	349
5% MTN	£350m	5.1	5.1	2023	361	–
3.322% LPI MTN (e)	£241m	5.9	5.9	2025	243	236
6% MTN	£200m	6.0	6.0	2029	198	214
5.5% MTN	£200m	5.6	5.6	2033	197	213
2% RPI MTN	£204m	4.6	4.6	2036	206	–
5% MTN	£300m	5.1	5.1	2042	306	–
Other MTNs	–	2.8	2.8	–	364	364
					4,793	4,568

(a) The par value has been reduced from £325m in 2006 to £258m in 2007 by a buyback of part of the MTN.

(b) The par value has been reduced from £250m in 2006 to £125m in 2007 by a buyback of part of the MTN.

(c) The par value has been reduced from £350m in 2006 to £192m in 2007 by a buyback of part of the MTN.

(d) The 4% RPI MTN is redeemable at par, indexed for increases in the Retail Price Index over the life of the MTN.

(e) The 3.322% LPI MTN is redeemable at par, indexed for increases in the Retail Price Index over the life of the MTN. The maximum indexation period of the principal in any one year is 5%, with a minimum of 0%.

Note 9 Borrowings continued

	2007 £m	2006 £m
Repayment analysis:		
Amounts falling due within one year	823	1,008
Amounts falling due between one and two years	524	477
Amounts falling due between two and five years	1,327	1,795
Amounts falling due after more than five years	2,119	1,288
	4,793	4,568

Note 10 Derivative financial instruments

An explanation of the objectives and policies for holding and issuing financial instruments is set out in the Operating and Financial Review.

Carrying values of derivative financial instruments in the Balance Sheet:

	2007		2006	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Current				
Interest rate swaps and similar instruments	12	(8)	11	(69)
Forward foreign currency contracts	96	(56)	59	(170)
	108	(64)	70	(239)
Non-current				
Interest rate swaps and similar instruments	–	(116)	–	(46)
Forward foreign exchange contracts	–	–	–	(2)
	–	(116)	–	(48)

Fair values

Fair value of financial assets and financial liabilities are disclosed below:

	2007		2006	
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Primary financial instruments held or issued to finance the Company's operations:				
Short-term borrowings	(823)	(813)	(1,008)	(1,003)
Long-term borrowings	(3,970)	(3,920)	(3,560)	(3,665)
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps and similar instruments	(112)	(112)	(104)	(104)
Forward foreign currency contracts	40	40	(113)	(113)
	(4,865)	(4,805)	(4,785)	(4,885)

The fair value of financial instruments and derivatives has been determined by reference to prices available from the markets on which the instruments are traded. The fair value of all other items has been calculated by discounting expected future cash flows at prevailing interest rates.

Analysis of interest rate exposure of financial assets and liabilities

The interest rate exposure of financial assets and liabilities of the Company as at 24 February 2007, after taking into account the effect of interest rate swaps, was:

	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Fixed rate (fair value interest rate risk)							
Bank and other loans	(210)	(42)	(85)	(161)	(19)	(1,274)	(1,791)
Floating rate (cash flow interest rate risk)							
Bank and other loans	(613)	(482)	(190)	(532)	(340)	(845)	(3,002)

Note 10 Derivative financial instruments continued

Hedging activities

Fair value hedges

The Company uses interest rate swaps and cross-currency swaps to hedge the fair value of fixed rate bonds. The total notional amount of outstanding swaps used for fair value hedging is £2,196m with various maturities out to 2033 (2006 – £2,703m; maturities to 2033).

The fixed rate bonds are hedged against changes to their fair value resulting from changes in interest rates and foreign exchange rates.

The fair value of swaps used for fair value hedging at the Balance Sheet date was a liability of £107m (2006 – £100m liability).

Cash flow hedges

The Company uses forward foreign exchange contracts and currency options to hedge the cost of future purchases of goods for resale, where those purchases are denominated in a currency other than the functional currency of the Company. The hedging instruments are primarily used to hedge purchases in Euros and US Dollars. The cash flows hedged will occur within one year of the Balance Sheet date.

At the Balance Sheet date, the total notional amount of outstanding forward foreign exchange contracts to which the Group has committed was £764m (2006 – £548m).

The fair value of currency derivatives that are designated as effective cash flow hedges was a liability of £24m (2006 – £4m asset). This amount has been deferred as a component of equity.

Also in place at the Balance Sheet date were interest rate swaps, designated as cash flow hedges, to hedge the interest cost of debt instruments issued in March 2007. The fair value of the interest rate swaps designated as cash flow hedges was a liability of £8m (2006 – £nil). This amount has been deferred as a component of equity.

Net investment hedges

The Company uses forward foreign exchange contracts, currency denominated borrowings and currency options to hedge the exposure of a proportion of its non-Sterling denominated assets against changes in value due to changes in foreign exchange rates. The total notional amount of net investment hedging contracts at the Balance Sheet date was £4,250m (2006 – £3,463m).

The fair value of these instruments at the Balance Sheet date was an asset of £56m (2006 – £117m liability).

Financial instruments not qualifying for hedge accounting

The Company has a number of financial instruments which do not meet the criteria for hedge accounting. These instruments include forward foreign exchange contracts, currency options, caps, collars and interest rate swaps. The fair value of these instruments at the Balance Sheet date was an asset of £11m (2006 – £5m liability).

Note 11 Share-based payments

Tesco PLC's equity settled share-based payment schemes comprise various share option schemes designed to reward Executive Directors. For further information on these schemes, including the valuation models and assumptions used, see note 22 to the Group financial statements.

The number of options and weighted average exercise price (WAEP) of share option schemes relating to Tesco PLC's employees are:

For the year ended 24 February 2007

	Savings-related share option scheme		Approved share option scheme		Unapproved share option scheme		Nil cost share options	
	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP
Outstanding at 25 February 2006	42,474	203.95	43,965	272.93	12,068,027	245.83	3,459,458	0.00
Granted	7,462	307.00	9,416	318.60	2,664,782	318.60	2,350,549	0.00
Exercised	(7,687)	198.00	–	0.00	(3,432,462)	219.84	–	–
Outstanding at 24 February 2007	42,249	223.23	53,381	280.99	11,300,347	270.90	5,810,007	0.00
Exercisable as at 24 February 2007	–	–	15,189	–	3,726,996	–	–	–
Exercise price range (pence)	–	–	–	197.50	–	164.00 to 259.00	–	Nil
Weighted average remaining contractual life (years)	–	–	–	6.16	–	4.58	–	–

Note 11 Share-based payments continued

For the year ended 25 February 2006

	Savings-related share option scheme		Approved share option scheme		Unapproved share option scheme		Nil cost share options	
	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP
Outstanding at 26 February 2005	43,206	194.83	278,079	114.42	10,667,969	230.95	1,126,257	0.00
Granted	7,788	248.00	28,776	312.75	2,405,116	312.75	2,333,201	0.00
Exercised	(8,520)	198.00	(262,890)	109.62	(1,005,058)	248.02	–	–
Outstanding at 25 February 2006	42,474	203.95	43,965	272.93	12,068,027	245.83	3,459,458	0.00
Exercisable as at 25 February 2006	–	–	–	–	4,185,280	–	–	–
Exercise price range (pence)	–	–	–	–	–	164.00 to 259.00	–	Nil
Weighted average remaining contractual life (years)	–	–	–	–	–	5.36	–	–

Note 12 Pensions

The total cost of the Pension scheme to the Group was £167m (2006 – £292m). Further disclosure relating to the Tesco PLC Pension Scheme can be found in note 23 of the Group financial statements.

Note 13 Called up share capital

	2007 Ordinary shares of 5p each		2006 Ordinary shares of 5p each	
	Number	£m	Number	£m
Authorised:				
At beginning of year	10,700,000,000	535	10,600,000,000	530
Authorised during the year	158,000,000	8	100,000,000	5
At end of year	10,858,000,000	543	10,700,000,000	535
Allotted, called up and fully paid:				
At beginning of year	7,894,476,917	395	7,783,169,542	389
Scrip dividend election	75,205,082	3	53,639,219	3
Share options	75,994,892	4	57,668,156	3
Share buyback	(98,327,333)	(5)	–	–
At end of year	7,947,349,558	397	7,894,476,917	395

During the financial year, 151 million (2006 – 111 million) shares of 5p each were issued for aggregate consideration of £395m (2006 – £290m), which comprised £239m (2006 – £167m) for scrip dividend and £156m (2006 – £123m) for share options.

During the year, the Company purchased and subsequently cancelled 98,327,333 shares of 5p each (representing 1% of the called up share capital) at an average price of £3.89 per share. The total consideration, including expenses, was £385m. The excess of the consideration over the nominal value has been charged to retained earnings.

Between 25 February 2007 and 16 April 2007, options over 3,263,739 ordinary shares have been exercised under the terms of the savings-related share option scheme (1981) and the Irish savings-related option scheme (2000). Between 25 February 2007 and 16 April 2007, options over 2,242,269 ordinary shares have been exercised under the terms of the executive share option schemes (1994 and 1996) and the discretionary share option plan (2004).

As at 24 February 2007, the Directors were authorised to purchase up to a maximum in aggregate of 790.5 million (2006 – 778.7 million) ordinary shares.

The holders of ordinary shares are entitled to received dividends as declared from time-to-time and are entitled to one vote per share at the meetings of the Company.

Note 13 Called up share capital continued

Share buyback liability

Insider trading rules prevent the Group from buying back its own shares in the market during specified close periods (including the period between the year end and the annual results announcement). However, if an irrevocable agreement is signed beween the Group and a third party, they can continue to buy back shares on behalf of the Group. Two such arrangements were in place at the year end and in accordance with FRS 25, the Group has recognised a financial liability equal to the estimated value of the shares purchasable under these agreements. A liability of £90m (2006 – £nil) has been recognised within other creditors for this amount.

Capital redemption reserve

Upon cancellation of the shares purchased as part of the share buyback, a capital redemption reserve is created representing the nominal value of the shares cancelled. This is a non-distributable reserve.

Note 14 Reserves

	2007 £m	2006 £m
Share premium account		
At the start of the year	3,988	3,704
Premium on issue of shares less costs	152	120
Scrip dividend election	236	164
At the end of the year	4,376	3,988
Profit and loss reserve		
At the start of the year	1,764	1,771
Gain on foreign currency net investments	–	17
FRS 20 'Share-based payment'	205	186
Dividend	(706)	(609)
Decrease in fair value of available-for-sale financial assets	(1)	–
Share buyback	(475)	–
Share buyback – capital redemption	5	–
Losses on cash flow hedges	(38)	–
Profit after tax for the year	988	399
At the end of the year	1,742	1,764

Independent auditors' report to the members of Tesco PLC

We have audited the Parent Company financial statements of Tesco PLC for the year ended 24 February 2007 which comprise the Balance Sheet and the related notes. These Parent Company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the Group financial statements of Tesco PLC for the year ended 24 February 2007.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the Parent Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Parent Company financial statements give a true and fair view and whether the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Parent Company financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Parent Company financial statements. The other information comprises only the Directors' Report, the unaudited part of the Directors' Remuneration Report and the Operating and Financial Review. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Parent Company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Parent Company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Parent Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 24 February 2007.
- the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the Parent Company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London 16 April 2007

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Cover: Ampang hypermarket, Malaysia

Tesco PLC, Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL